Exhibit 99.1

[—], 2015

Dear Energizer Holdings, Inc. Shareholder:

Last year we announced plans to separate our Household Products and Personal Care businesses into two independent, publicly traded companies. The separation will occur by means of a spin-off of a newly formed company to be named Energizer SpinCo, Inc. (“New Energizer”), which will own the Household Products business currently owned by Energizer Holdings, Inc. (“ParentCo”). ParentCo, the existing publicly traded company, will continue to own its Personal Care business.

The separation is expected to create two strong, independent public companies with distinct brands, categories and corporate strategies. ParentCo will continue to be a leading consumer products company with an attractive stable of well-established brand names, including Schick® and Wilkinson Sword® in Wet Shave; Edge® and Skintimate® in shave preparation; Playtex®, Stayfree®, Carefree® and o.b.® in Feminine Care; and Banana Boat® and Hawaiian Tropic® in Sun Care. With batteries and portable lighting products, New Energizer is expected to generate strong margins and significant cash flows, and will be anchored by the universally recognized Energizer® and Eveready® brands.

The separation will be effected by means of a pro rata distribution of 100% of the outstanding shares of New Energizer common stock to holders of ParentCo common stock. Each ParentCo shareholder will receive [—] share[s] of New Energizer common stock for every share of ParentCo common stock held as of the close of business on [—], 2015, the record date for the distribution. The New Energizer common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. We expect the separation and distribution will be tax-free for U.S. federal income tax purposes to ParentCo shareholders. No vote of ParentCo shareholders is required for the distribution. You do not need to take any action to receive shares of New Energizer common stock to which you are entitled as a ParentCo shareholder, and you do not need to pay any consideration or surrender or exchange your ParentCo common stock.

We encourage you to read the attached information statement, which is being provided to all ParentCo shareholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about New Energizer.

We believe the separation provides tremendous opportunities for our businesses and our shareholders, as we work to continue to build long-term shareholder value. We appreciate your continuing support of ParentCo, and look forward to your future support of both companies.

Sincerely,
Ward M. Klein
Chief Executive Officer
Energizer Holdings, Inc.

[Energizer SpinCo, Inc. Logo]

[—], 2015

Dear Future Energizer SpinCo, Inc. Shareholder:

I am excited to welcome you as a future shareholder of Energizer SpinCo, Inc. (“New Energizer”). New Energizer’s portfolio of battery and lighting products are designed to meet the needs of diverse consumers around the globe and are marketed under the iconic Energizer and Eveready brands. We believe this winning combination will position us to maintain our strong market positions and drive high household penetration in the categories in which we compete, while continuing to earn steady, healthy margins across our business.

As a pure-play household products company, we believe we will be attractively positioned to:

•	build our business through increased distribution and investment in effective category fundamentals;

•	strengthen and support our brands through relevant, consumer-led marketing innovation;

•	maintain our relentless focus on challenging costs across the enterprise; and

•	bolster free cash flow and unlock the full potential of our business to deliver long-term value to all our stakeholders.

We intend to list New Energizer’s common stock on the New York Stock Exchange under the symbol “ENR.” ParentCo expects to change its stock symbol from “ENR” to “EPC” upon completion of the separation.

Our management team is energized by the path ahead, and ready for the opportunities and challenges that we face. We invite you to learn more about New Energizer and our strategic initiatives by reading the attached information statement. We welcome you as our future shareholder and thank you for your trust in us and support.

Sincerely,
Alan R. Hoskins
President and Chief Executive Officer
Energizer SpinCo, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, Dated March 25, 2015

INFORMATION STATEMENT

Energizer SpinCo, Inc.

This information statement is being furnished in connection with the distribution by Energizer Holdings, Inc. (“ParentCo”) to its shareholders of all of the outstanding shares of common stock of Energizer SpinCo, Inc. (“New Energizer”), a wholly owned subsidiary of ParentCo that will hold the assets and liabilities associated with ParentCo’s Household Products business. To implement the distribution, ParentCo will distribute all of the shares of New Energizer common stock on a pro rata basis to ParentCo shareholders in a transaction that is intended to qualify as tax-free for United States (“U.S.”) federal income tax purposes.

For every share of common stock of ParentCo held of record by you as of the close of business on [—], 2015, the record date for the distribution, you will receive [—] share[s] of New Energizer common stock. You will receive cash in lieu of any fractional shares of New Energizer common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of ParentCo common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of New Energizer common stock in connection with the separation and distribution. We expect the shares of New Energizer common stock to be distributed by ParentCo to you at [—], on [—], 2015. We refer to the date of the distribution of the New Energizer common stock as the “distribution date.”

No vote of ParentCo shareholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send ParentCo a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of ParentCo common stock or take any other action to receive your shares of New Energizer common stock.

There is no current trading market for New Energizer common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of New Energizer common stock to begin on the first trading day following the completion of the distribution. New Energizer intends to have its common stock authorized for listing on the New York Stock Exchange under the symbol “ENR.” ParentCo will change its stock symbol from “ENR” to “[—]” upon completion of the separation.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is March 25, 2015.

This information statement was first mailed to ParentCo shareholders on or about [—], 2015.

Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about New Energizer, including the Combined Financial Statements of New Energizer, which are primarily comprised of the assets and liabilities of ParentCo’s Household Products business, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “New Energizer,” “we,” “us,” “our,” “our company” and “the company” refer to Energizer SpinCo, Inc., a Missouri corporation, and its combined subsidiaries. Unless the context otherwise requires, references in this information statement to “ParentCo” refer to Energizer Holdings, Inc., a Missouri corporation, and its consolidated subsidiaries, including the Household Products business prior to completion of the separation. References in this information statement to the “separation” refer to the separation of the Household Products business from ParentCo’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, New Energizer, to hold the assets and liabilities associated with the Household Products business after the distribution. References in this information statement to the “distribution” refer to the distribution of all of New Energizer’s issued and outstanding shares of common stock to ParentCo shareholders as of the close of business on the record date for the distribution. Except as otherwise indicated or unless the context otherwise requires, all references to New Energizer’s per share data assume a distribution ratio of [—] share[s] of New Energizer common stock for every share of ParentCo common stock. Unless the context otherwise requires, references in this information statement to New Energizer’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Household Products business of ParentCo as the business was conducted as part of ParentCo prior to the completion of the separation.

Trademarks and Trade Names

New Energizer owns or has rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Two of the more important trademarks that we own or have rights to use that appear in this information statement are Energizer® and Eveready®. Currently, the Energizer trademark is registered in 170 countries, and the Eveready trademark is registered in 151 countries, including, in each case, in the United States. The total number of Energizer and Eveready trademarks is currently over 3,500. Solely for convenience, we only use the TM or ® symbols the first time any trademark or trade name is mentioned. Each trademark or trade name of any other company appearing in this information statement is, to our knowledge, owned by such other company.

Industry Information

Unless indicated otherwise, the information concerning our industry contained in this information statement is based on New Energizer’s general knowledge of and expectations concerning the industry. New Energizer’s market position, market share and industry market size are based on estimates using New Energizer’s internal data and estimates, based on data from various industry analyses, its internal research and adjustments and assumptions that it believes to be reasonable. New Energizer has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, New Energizer believes that data regarding the industry, market size and its market position and market share within such industry provide general guidance but are inherently imprecise. Further, New Energizer’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is New Energizer and why is ParentCo separating New Energizer’s business and distributing New Energizer stock?	New Energizer, which is currently a wholly owned subsidiary of ParentCo, was formed to own and operate ParentCo’s Household Products business. The separation of New Energizer from ParentCo and the distribution of New Energizer common stock are intended to, among other things, enable the management of both companies to pursue unique opportunities for long-term growth and profitability, allow each business to more effectively pursue its own distinct capital structures and capital allocation strategies, and provide current ParentCo shareholders with equity ownership in two separate, publicly traded companies. ParentCo expects that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	ParentCo is delivering this document to you because you are a holder of shares of ParentCo common stock. If you are a holder of shares of ParentCo common stock as of the close of business on [—], 2015, the record date of the distribution, you will be entitled to receive [—] share[s] of New Energizer common stock for every share of ParentCo common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in ParentCo and New Energizer, respectively.

How will the separation of New Energizer from ParentCo work?	To accomplish the separation, ParentCo will distribute all of the outstanding shares of New Energizer common stock to ParentCo shareholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes.

What is the record date for the distribution?	The record date for the distribution will be [—], 2015.

When will the distribution occur?	We expect that all of the shares of New Energizer common stock will be distributed by ParentCo at [—], on [—], 2015, to holders of record of shares of ParentCo common stock at the close of business on [—], 2015, the record date for the distribution.

What do shareholders need to do to participate in the distribution?	Shareholders of ParentCo as of the record date for the distribution will not be required to take any action to receive New Energizer common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of ParentCo common stock or take any other action to receive your shares of New Energizer common stock. Please do not send in your ParentCo stock certificates. The distribution will not affect the number of outstanding shares of ParentCo common stock or any rights of ParentCo shareholders, although it will affect the market value of each outstanding share of ParentCo common stock.

How will shares of New Energizer common stock be issued?	You will receive shares of New Energizer common stock through the same channels that you currently use to hold or trade shares of ParentCo common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of New Energizer shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of ParentCo common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, ParentCo, with the assistance of Continental Stock Transfer and Trust Company (“Continental”), the distribution agent, will electronically distribute shares of New Energizer common stock to you or to your brokerage firm on your behalf in book-entry form. Continental will mail you a book-entry account statement that reflects your shares of New Energizer common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of New Energizer common stock will I receive in the distribution?	ParentCo will distribute to you [—] share[s] of New Energizer common stock for every share of ParentCo common stock held by you as of close of business on the record date for the distribution. Based on approximately [—] million shares of ParentCo common stock outstanding as of [—], 2015, a total of approximately [—] million shares of New Energizer common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will New Energizer issue fractional shares of its common stock in the distribution?	No. New Energizer will not issue fractional shares of its common stock in the distribution. Fractional shares that ParentCo shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to the satisfaction (or waiver by ParentCo in its sole discretion) of the following conditions:

•    the transfer of assets and liabilities of the Household Products business from ParentCo to New Energizer having been completed in accordance with the separation and distribution agreement between the parties;

•    the receipt of an opinion of counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”;

•    the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” declaring effective the registration statement of which this information statement forms a part;

•    there being no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC;

•    the mailing of this information statement to ParentCo shareholders;

•    all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities laws having been taken and, where applicable, having become effective or being accepted by the applicable governmental authority;

•    the transaction agreements relating to the separation having been duly executed and delivered by the parties thereto;

•    no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;

•    the shares of New Energizer common stock to be distributed having been accepted for listing on the New York Stock Exchange, subject to official notice of distribution;

•    ParentCo being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under any New Energizer financing arrangements to be described under “Description of Material Indebtedness;” and

•    no other event or development existing or having occurred that, in the judgment of ParentCo’s Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution and the other related transactions.

ParentCo and New Energizer cannot assure you that any or all of these conditions will be met, or that the separation will be consummated even if all of the conditions are met. ParentCo can decline at any time to go forward with the separation. In addition, ParentCo may waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. We expect that the shares of New Energizer common stock will be distributed by ParentCo at [—], on [—], 2015, to the holders of record of shares of ParentCo common stock at the close of business on [—], 2015, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met, by [—], 2015 or at all.

Can ParentCo decide to cancel the distribution of New Energizer common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, ParentCo has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my ParentCo common stock or my New Energizer common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of ParentCo common stock?	Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, we expect that there will be two markets in ParentCo common stock: a “regular-way” market and an “ex-distribution” market. ParentCo common stock that trades in the “regular-way” market will trade with an entitlement to shares of New Energizer common stock distributed pursuant to the distribution. Shares that trade in the “ex-

distribution” market will trade without an entitlement to New Energizer common stock distributed pursuant to the distribution. If you decide to sell any shares of ParentCo common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your ParentCo common stock with or without your entitlement to New Energizer common stock pursuant to the distribution.

Where will I be able to trade shares of New Energizer common stock?	New Energizer intends to apply for authorization to list its common stock on the New York Stock Exchange under the symbol “ENR.” ParentCo expects to change its stock symbol from “ENR” to “EPC” upon completion of the separation. New Energizer anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date, and that “regular-way” trading in New Energizer common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell New Energizer common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. New Energizer cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of ParentCo common stock?	ParentCo common stock will continue to trade on the New York Stock Exchange after the distribution but expects to trade under the symbol “EPC” instead of “ENR.”

Will the number of shares of ParentCo common stock that I own change as a result of the distribution?	No. The number of shares of ParentCo common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my ParentCo common stock?	Yes. As a result of the distribution, ParentCo expects the trading price of shares of ParentCo common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Household Products business. There can be no assurance whether the aggregate market value of the ParentCo common stock and the New Energizer common stock following the separation will be higher or lower than the market value of ParentCo common stock if the separation did not occur. This means, for example, that the combined trading prices of a share of ParentCo common stock and [—] share[s] of New Energizer common stock after the distribution may be equal to, greater than or less than the trading price of a share of ParentCo common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and the distribution?	It is a condition to the completion of the separation that ParentCo obtains an opinion of counsel satisfactory to the ParentCo Board of Directors regarding the qualification of the distribution, together with certain related transactions, as transactions that are generally tax-free under Sections 355 and 368(a)(1)(D) of the Code. Assuming the distribution, together with certain related transactions, so qualifies, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of New Energizer common stock pursuant to the distribution. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What will New Energizer’s relationship be with ParentCo following the separation?	New Energizer will enter into a separation and distribution agreement with ParentCo to effect the separation and provide a framework for New Energizer’s relationship with ParentCo after the separation and will enter into certain other agreements, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a trademark and copyright license agreement. These agreements will provide for the allocation between New Energizer and ParentCo of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of ParentCo and its subsidiaries attributable to periods prior to, at and after New Energizer’s separation from ParentCo and will govern the relationship between New Energizer and ParentCo subsequent to the completion of the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Who will manage New Energizer after the separation?	New Energizer will benefit from a management team with an extensive background in the Household Products business. Led by Alan R. Hoskins, who will be New Energizer’s President and Chief Executive Officer, and J. Patrick Mulcahy, who will be the Chairman of New Energizer’s Board of Directors after the separation, New Energizer’s management team will possess deep knowledge of, and extensive experience in, its industry. For more information regarding New Energizer’s directors and management, see “Management” and “Directors.”

Are there risks associated with owning New Energizer common stock?	Yes. Ownership of New Energizer common stock is subject to both general and specific risks relating to New Energizer’s business, the industry in which it operates, its ongoing contractual relationships with ParentCo and its status as a separate, publicly traded company. Ownership of New Energizer common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement, beginning on page 18. We encourage you to read that section carefully.

Does New Energizer plan to pay dividends?	New Energizer currently expects that it will initially pay a regular cash dividend. However, the declaration and payment of any dividends in the future by New Energizer will be subject to the sole discretion of its Board of Directors and will depend upon many factors. See “Dividend Policy.”

Will New Energizer incur any indebtedness prior to or at the time of the distribution?	Yes. New Energizer anticipates having approximately $[—] million of indebtedness upon completion of the separation. On the distribution date, New Energizer anticipates that the debt will consist of [—]. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent for the distribution and transfer agent and registrar for New Energizer common stock?	The distribution agent, transfer agent and registrar for the New Energizer common stock will be Continental Stock Transfer and Trust Company. For questions relating to the transfer or mechanics of the stock distribution, you should contact [—] toll free at [—] or non-toll free at [—].

Where can I find more information about ParentCo and New Energizer?

Before the distribution, if you have any questions relating to ParentCo’s business performance, you should contact:

Energizer Holdings, Inc.

533 Maryville University Drive

St. Louis, Missouri 63141

Attention: Investor Relations

After the distribution, New Energizer shareholders who have any questions relating to New Energizer’s business performance should contact New Energizer at:

Energizer SpinCo, Inc.

533 Maryville University Drive

St. Louis, Missouri 63141

Attention: Investor Relations

The New Energizer investor website (www.[—].com) will be operational as of [—], 2015.

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and our business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about New Energizer, including the Combined Financial Statements of New Energizer, which are comprised of the assets and liabilities of ParentCo’s Household Products business, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “New Energizer,” “we,” “us,” “our,” “our company” and “the company” refer to Energizer SpinCo, Inc., a Missouri corporation, and its combined subsidiaries. Unless the context otherwise requires, references in this information statement to “ParentCo” refer to Energizer Holdings, Inc., a Missouri corporation, and its consolidated subsidiaries, including the Household Products business prior to completion of the separation.

Unless the context otherwise requires, references in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the Household Products business of ParentCo as the business was conducted as part of ParentCo prior to completion of the separation.

Our Company

New Energizer, through its worldwide operating subsidiaries, is one of the world’s largest manufacturers and marketers of batteries and lighting products. New Energizer manufactures, markets and/or licenses one of the most extensive product portfolios of household batteries, specialty batteries and portable lighting in the world.

New Energizer is the beneficiary of over 100 years of expertise in the battery and portable lighting products industries. Its brand names, Energizer and Eveready, have worldwide recognition for innovation, quality and dependability, and are marketed and sold around the world.

Our product portfolio includes batteries manufactured using many technologies including lithium, alkaline, carbon zinc, nickel metal hydride, zinc air and silver oxide. These products are sold under the Energizer and Eveready brands in the performance, premium and price segments and include primary, rechargeable, specialty and hearing aid products. In addition, New Energizer has an extensive line of lighting products designed to meet a breadth of consumer needs. We distribute, market, and/or license lighting products including headlights, lanterns, kid’s lights, and area lights. In addition to the Energizer and Eveready brands, we market our flashlights under the Hard Case, Dolphin, and Weather Ready sub-brands.

Our Reporting Segments

While consumers can buy our products around the globe, New Energizer organizes its business into four geographic reportable segments:

•	North America, which is comprised of the U.S. and Canada;

•	Latin America, which includes our markets in Mexico, the Caribbean, Central America and South America;

•	Europe, Middle East and Africa (“EMEA”); and

•	Asia Pacific, which is comprised of our markets in Asia, Australia and New Zealand.

The following table presents the total segment net sales attributable to each reportable segment for the quarters ended December 31, 2014 and December 31, 2013 and the last three fiscal years. See Note 2, “Segments,” to our Unaudited Combined Condensed Financial Statements and Note 15, “Segment Information,” to our historical Combined Financial Statements, respectively, for information regarding net sales by reportable segment.

	For the three months ended December 31,		For the year ended September 30,
(dollar amounts in millions)	2014	2013	2014	2013	2012
Net Sales
North America	$251.4	$293.3	$909.2	$1,041.9	$1,103.4
Latin America	38.3	45.3	162.1	182.0	183.1
EMEA	125.9	135.9	419.1	423.3	431.6
Asia Pacific	85.7	94.1	350.0	365.0	369.6

Total net sales	$501.3	$568.6	$1,840.4	$2,012.2	$2,087.7

For the three months ended December 31, 2014

North America

Our North America segment had net sales of $251.4 million in the quarter ended December 31, 2014 and contributed approximately 50% of our net sales and approximately 53% of segment profit for the quarter. Sales in the U.S. represent a significant majority of sales in the North America segment.

Latin America

Our Latin America segment is made up of markets in Mexico, the Caribbean, Central America and South America, including Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay, Bolivia, Puerto Rico and Venezuela. The Latin America segment had net sales of $38.3 million in the quarter ended December 31, 2014 and contributed approximately 8% of our net sales and approximately 4% of segment profit for the quarter.

Europe, Middle East and Africa

Our EMEA segment is made up of markets in Europe, the Middle East and Africa, including the United Kingdom, the Nordic countries, France, Spain, Italy, Germany, Switzerland, Poland, as well as Egypt, South Africa, Dubai, Russia and a number of other countries across the region. The EMEA segment had net sales of $125.9 million in the quarter ended December 31, 2014 and contributed approximately 25% of our net sales and approximately 26% of segment profit for the quarter.

Asia Pacific

The Asia Pacific segment is comprised of our markets in Australia, New Zealand and across Asia, including Korea, Malaysia, the Philippines, China/Taiwan/Hong Kong, Indonesia, Singapore, Thailand, and other markets in Asia. The Asia Pacific segment had net sales of $85.7 million in the quarter ended December 31, 2014 and contributed approximately 17% of our net sales and approximately 17% of segment profit for the quarter.

For the year ended September 30, 2014

North America

Our North America segment had net sales of $909.2 million in fiscal year 2014 and contributed approximately 49% of our net sales and 59% of segment profit in fiscal year 2014. Sales in the U.S. represent a significant majority of sales in the North America segment.

Latin America

Our Latin America segment is made up of markets in Mexico, the Caribbean, Central America and South America, including Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay, Bolivia, Puerto Rico and Venezuela. The Latin America segment had net sales of $162.1 million in fiscal year 2014 and contributed approximately 9% of our net sales and 6% of segment profit in fiscal year 2014.

Europe, Middle East and Africa

Our EMEA segment is made up of markets in Europe, the Middle East and Africa, including the United Kingdom, the Nordic countries, France, Spain, Italy, Germany, Switzerland, Poland, as well as Egypt, South Africa, Dubai, Russia and a number of other countries across the region. The EMEA segment had net sales of $419.1 million in fiscal year 2014 and contributed approximately 23% of our net sales and 14% of segment profit in fiscal year 2014.

Asia Pacific

The Asia Pacific segment is comprised of our markets in Australia, New Zealand and across Asia, including Korea, Malaysia, the Philippines, China/Taiwan/Hong Kong, Indonesia, Singapore, Thailand, and other markets in Asia. The Asia Pacific segment had net sales of $350.0 million in fiscal year 2014 and contributed approximately 19% of our net sales and 22% of segment profit in fiscal year 2014.

Our Products

Today, New Energizer offers batteries using many technologies including lithium, alkaline, carbon zinc, nickel metal hydride, zinc air, and silver oxide. These products are sold under the Energizer and Eveready brands in the performance, premium and price segments and include primary, rechargeable, specialty and hearing aid products. In addition, New Energizer has an extensive line of lighting products designed to meet a breadth of consumer needs. We distribute, market, and/or license lighting products including headlights, lanterns, kid’s lights and area lights. In addition to the Energizer and Eveready brands, we market our flashlights under the Hard Case, Dolphin, and Weather Ready sub-brands. In addition to batteries and portable lights, New Energizer licenses the Energizer and Eveready brands to companies developing consumer solutions in gaming, automotive batteries, portable power for critical devices (like smart phones), LED light bulbs and other lighting products.

New Energizer has a long history of innovation within our categories. Since our commercialization of the first dry-cell battery in 1893 and the first flashlight in 1899, we have been committed to developing and marketing new products to meet evolving consumer needs and consistently advancing battery technology as the universe of devices powered by batteries has evolved. Over the past 100+ years we have developed or brought to market:

•	the first flashlight;

•	the first mercury-free alkaline battery;

•	the first mercury-free hearing aid battery;

•	Energizer Ultimate Lithium, the world’s longest-lasting AA and AAA battery for high-tech devices; and

•	our latest innovation, Energizer EcoAdvanced™. Energizer EcoAdvanced™ is the world’s first high performance AA battery made with 4% recycled batteries.

Our approach is grounded in meeting the needs of consumers. In household batteries, we offer a broad portfolio of batteries that deliver long-lasting performance, reliability and quality, which we believe provide consumers the best overall experience.

In addition to primary battery technology we offer consumers primary rechargeable options, as well as hearing aid and specialty batteries. This broad portfolio allows us to penetrate a wide range of markets and consumer segments.

There are numerous and varied types of devices that require batteries, including:

•	toys and gaming controllers;

•	flashlights, clocks, radios, remotes and smoke detectors;

•	wireless computer input devices (such as keyboards and mice);

•	smart home automation; and

•	medical and fitness devices.

Our technically advanced line of portable lighting products is designed to meet a breadth of consumer needs, from outdoor activities to emergency situations. With our experience and insight, we are bringing lighting solutions to market that are designed to enhance the lives of consumers worldwide. Our portable lighting portfolio focuses on:

•	headlights that deliver performance, mobility and improved vision;

•	Energizer with Light Fusion Technology, which is a combination of new technology and creative design ideas to make our most powerful and portable light ever;

•	our Dolphin® brand, which is designed for a range of outdoor and work activities, is impact resistant and waterproof, and floats;

•	our line of lanterns and area lights, which are a safe, reliable way to provide area illumination where it is needed; and

•	our Hard Case® professional line of solutions for do-it-yourself and professional users.

The table below sets forth our net sales by product class for the quarters ended December 31, 2014 and December 31, 2013 and the last three fiscal years ended:

	For the three months ended December 31,		For the year ended September 30,
(dollar amounts in millions)	2014	2013	2014	2013	2012
Net Sales
Alkaline batteries	$327.9	$370.5	$1,167.6	$1,241.0	$1,263.4
Other batteries and lighting products	173.4	198.1	672.8	771.2	824.3

Total net sales	$501.3	$568.6	$1,840.4	$2,012.2	$2,087.7

ParentCo Products

Following the separation, ParentCo will retain the products associated with its personal care division, including wet shave, skin care, feminine care and infant products.

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In wet shave, ParentCo will continue to manufacture and distribute Schick® and Wilkinson Sword® razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women under the Edge® and Skintimate® brands. In the U.S., ParentCo will continue to sell key razor and blade brands, including shaving gels and creams under the Edge and Skintimate brands.

ParentCo will also continue to manufacture, distribute and sell a complete line of private label and value-priced wet shaving disposable razors, shaving systems and replacement blades. These wet shave products are sold primarily under a retailer’s store name or under value brand names such as Personna® and GEM®.

•	In skin care, ParentCo will continue to market sun care products under the Banana Boat® and Hawaiian Tropic® brands. ParentCo will also continue to offer Wet Ones®, in the U.S. portable hand wipes category, and Playtex® household gloves.

•	In feminine care, ParentCo will continue to market products under the Playtex brand, and in the U.S., Canada and the Caribbean, under the Stayfree®, Carefree® and o.b.® brands. It will offer plastic applicator tampons under the Playtex Gentle Glide® and Playtex Sport® brands, and continue to sell Playtex Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene as well as pads, liners and tampons under the Stayfree, Carefree and o.b. brands in the U.S., Canada and the Caribbean.

•	In infant care, ParentCo will continue to market a broad range of products including bottles, cups, and mealtime products under the Playtex brand name. ParentCo will also continue to offer its Playtex Diaper Genie® brand of diaper disposal systems. ParentCo will also continue to market Litter Genie®, a waste disposal solution for cat owners originating from the Diaper Genie technology.

As of September 30, 2014, ParentCo estimates that the size of the portfolio of products to be retained by ParentCo will represent approximately 59% of the net sales relative to the overall product portfolio of ParentCo prior to separation, and the portfolio of products that will be transferred to New Energizer will represent approximately 41% of the pre-separation net sales.

Our Strengths

We possess a number of competitive advantages, including:

•	Universally recognized brands. Our reputation and the strength of our globally recognized Energizer and Eveready brands permit us to maintain strong market positions in our categories and to generate strong margins through the attractive pricing our brand strength currently permits us to enjoy.

•	Differentiated product portfolio. Our extensive range of battery technologies, including lithium and carbon zinc technologies, allows us to service a wide range of markets, and meet the unique needs of diverse consumers around the world, including household needs such as recreational activities, weather preparedness, and home improvement.

•	Strong market positions across the globe. Our brands maintain strong market shares around the globe, and we strive to have one of the strongest brands in the markets where we compete.

•	Focus on cost management. We believe our success with our multi-year working capital initiative and the success of our recent restructuring project have created a culture that will facilitate a relentless focus on costs and productivity improvements into the future.

•	Strong management team with a demonstrated commitment to disciplined operations. Led by Alan R. Hoskins, who has more than 30 years’ experience in our industry, our leadership team brings a wealth of experience in the global consumer products industry. Our leadership team is made up of individuals who were integral in overseeing our cost reductions and restructuring projects and have evidenced their ability to operate a disciplined, focused and results-driven enterprise.

Our Strategies

We believe that we will be attractively positioned to:

•	Build our business through increased distribution and investment in effective category fundamentals. Our philosophy is that if we help our retail partners grow their categories of product offerings, we will benefit both through increased sales and better long-term customer relationships. Our sales teams have extensive experience and can provide valuable shopper insights that can greatly benefit our retailer customers. We also expect that increasing our selective use of distribution arrangements will permit our distributor partners to continue selling and building our brands in markets where our footprint requires a more limited presence.

•	Strengthen and support our brands through relevant, consumer-led marketing innovation. Continuing to innovate will be critical to the success of our business. We will use our decades of experience in product development, marketing and promotional efforts to work collaboratively with our customers on targeted advances and improvements, both in our primary product offerings and in related areas such as packaging and distribution, to make life better for consumers that use our products.

•	Maintain our relentless focus on challenging costs across the enterprise. Prior to the separation ParentCo implemented a significant multi-year restructuring project and working capital initiative, both of which have been substantially completed with respect to New Energizer. We plan to constantly challenge costs in our business to strive for an optimized cost structure.

•	Bolster free cash flow to deliver long-term value to all our stakeholders. We believe that the strategies outlined above will allow us to generate significant free cash flow that we can use to deliver enhanced value to shareholders through dividends, share repurchases, reinvestment in our business and future acquisition opportunities.

SUMMARY OF RISK FACTORS

An investment in our company is subject to a number of risks, including risks relating to our business, risks related to the separation and risks related to our common stock. Set forth below are some, but not all, of these risks. Please read the information in the section captioned “Risk Factors,” beginning on page 18 of this information statement, for a more thorough description of these and other risks.

Risks Related to Our Business

•	We face risks associated with global economic conditions. Unfavorable global economic conditions, unemployment levels and uncertainty about future economic prospects could reduce consumer demand for our products. This could occur as a result of a reduction in discretionary spending or a shift of purchasing patterns to lower-cost options such as private label brands sold by retail chains or price brands.

•	Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers. Because of the highly competitive environment in which we operate, as well as increasing retailer concentration, our retailer customers, including on-line retailers, frequently seek to obtain pricing concessions or better trade terms, resulting in either reduction of our margins or losses of distribution to lower-cost competitors. Our primary competitor, Duracell International, has substantially greater financial, marketing, research and development and other resources and greater market share in certain segments than we do, which could provide them with greater scale and negotiating leverage with retailers and suppliers.

•	Loss of reputation of our leading brands or failure of our marketing plans could have an adverse effect on our business. Any damage to the Energizer and Eveready brands could result in a loss of consumer confidence in our products and impair our ability to charge premium prices for our products, resulting in the reduction of our margins or losses of distribution to lower price competitors.

•	Loss of any of our principal customers could significantly decrease our sales and profitability. The loss or a substantial decrease in the volume of purchases by any of our top customers would harm our sales and profitability. Additionally, increasing retailer customer concentration could result in reduced sales outlets and lower margins for our products.

•	The performance of our battery products may be impacted by further changes in technology and device trends, which could impair our operating results and growth prospects. We believe that an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets, leading to a declining volume trend in the battery category, which we expect will continue.

Risks Related to the Separation

•	We have no recent history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results. Factors that contribute to this lack of reliability include that (i) our historical and pro forma financial results reflect allocations of corporate expenses from ParentCo for several essential functions, which are likely to be less than the expenses we would have incurred as a separate publicly traded company; (ii) although we will enter into transition agreements with ParentCo, these arrangements will be limited in duration and may not fully capture the benefits that we have enjoyed as a result of being integrated with ParentCo; (iii) as a standalone company we may be unable to obtain similarly advantageous distribution arrangements as ParentCo did; (iv) following completion of the separation, we may need to obtain additional financing from banks, which may not be available or may be more costly; and (v) after the completion of the separation, the cost of capital for our business may be higher than ParentCo’s cost of capital prior to the separation.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business. Reasons for this include, among others: (i) the separation will divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events because our business will be less diversified than ParentCo’s business prior to the separation; (ii) as a standalone company, we may not be able to obtain certain goods, services and technologies at prices or on terms as favorable as those to ParentCo; and (iv) we may be required to pay substantial costs in connection with the separation.

Risks Related to Our Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and, following the separation, our stock price may fluctuate significantly. Similarly, we cannot predict the effect of the separation on the trading prices of our common stock or know with certainty whether the combined market value of [—] share[s] of our common stock and one share of ParentCo common stock will be less than, equal to or greater than the market value of a share of ParentCo common stock prior to the distribution.

•	A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline. Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline.

The Separation and Distribution

On April 30, 2014, ParentCo announced its intent to separate its Household Products and Personal Care businesses. The separation will occur by means of a pro rata distribution to the ParentCo shareholders of 100% of the shares of common stock of New Energizer, which was formed to hold ParentCo’s Household Products business.

On [—], 2015, the ParentCo Board of Directors approved the distribution of all of New Energizer’s issued and outstanding shares of common stock on the basis of [—] share[s] of New Energizer common stock for every share of ParentCo common stock held as of the close of business on [—], 2015, the record date for the distribution.

New Energizer’s Post-Separation Relationship with ParentCo

New Energizer will enter into a separation and distribution agreement with ParentCo, which is referred to in this information statement as the “separation agreement.” In connection with the separation, we will also enter into various other agreements to effect the separation and provide a framework for our relationship with ParentCo after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a trademark and copyright license agreement. These agreements will provide for the allocation between New Energizer and ParentCo of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from ParentCo and will govern certain relationships between us and ParentCo after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Reasons for the Separation

The ParentCo Board of Directors believes that separating the Household Products business from ParentCo’s Personal Care business is in the best interests of ParentCo and its shareholders for a number of reasons, including:

•	Focus on Distinct Commercial Opportunities. The separation will enable the management of both companies to focus on strengthening its core business, pursue unique opportunities for long-term growth and profitability, and more effectively pursue its own distinct capital structures and capital allocation strategies. It will also allow investors to separately value ParentCo and New Energizer based on their own unique investment identities.

•	Allocation of Financial Resources. The separation will permit each company to allocate its financial resources to meet the needs of its own business, which will allow each company to intensify its focus on its distinct commercial priorities and facilitate a more efficient allocation of capital.

•	Management Focus and Separate Capital Structures. The separation will enable the management of both companies to pursue targeted opportunities for long-term growth and profitability and will allow each business to more effectively pursue its own distinct capital structures and capital allocation strategies.

•	Targeted Investment Opportunity. The separation will allow each company to provide a clear investment thesis and visibility to attract a long-term investor base suited to its business. The separation will also provide investors with two distinct and targeted investment opportunities.

•	Creation of Independent Equity Currencies. The separation will create an independent equity currency that will afford New Energizer direct access to the capital markets and will facilitate New Energizer’s ability to consummate future acquisitions utilizing its common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

The ParentCo Board of Directors also considered a number of potentially negative factors in evaluating the separation, including that:

•	Increased Administrative Costs. As a part of ParentCo, New Energizer takes advantage of certain functions performed by ParentCo, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, ParentCo will not perform these functions for us, other than certain functions which will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions will be higher than the amounts reflected in our historical financial statements, which will cause our profitability to decrease.

•	Disruptions Related to the Separation. The actions required to separate ParentCo’s and New Energizer’s respective businesses could disrupt our operations.

•	Increased Impact of Certain Costs. Certain costs and liabilities that were otherwise less significant to ParentCo as a whole will be more significant for us as a standalone company due to our being smaller than ParentCo.

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Significant Separation Costs. We will incur substantial costs in connection with the separation and the transition to being a standalone public company, that may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to New Energizer, costs related to establishing a new brand identity in the marketplace, tax costs and costs to separate information systems. ParentCo currently estimates that total spin costs through the close of the separation will be approximately $350 to $425 million on a pre-tax basis, of which approximately $170 to $200 million will be allocated to New Energizer. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction.

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; and (b) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation.

•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with ParentCo, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as a tax-free transaction under applicable law for a period of time. During this period, these restrictions may limit our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

•	Loss of Scale. As a current part of ParentCo, New Energizer takes advantage of ParentCo’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those ParentCo obtained prior to completion of the separation.

•	Loss of Joint Arrangements. As a current part of ParentCo, New Energizer takes advantage of ParentCo’s overall presence to procure more advantageous distribution arrangements. After the separation, as a standalone company, we may be unable to obtain similar arrangements to the same extent as ParentCo did, or on terms as favorable as those ParentCo obtained, prior to completion of the separation.

•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of SpinCo or ParentCo common stock or know with certainty whether the combined market value of [—] share[s] of our common stock and one share of ParentCo common stock will be less than, equal to, or greater than the market value of a share of ParentCo common stock prior to the distribution.

In determining to pursue the separation, the ParentCo Board of Directors concluded that the potential benefits of the separation outweighed the foregoing factors. See the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

New Energizer was incorporated in Missouri for the purpose of holding ParentCo’s Household Products business in connection with the separation and distribution described herein. Prior to the contribution of the Household Products business to us by ParentCo, which will occur prior to the distribution, New Energizer will have no operations. The address of our principal executive offices will be 533 Maryville University Drive, St. Louis, Missouri 63141. Our telephone number after the distribution will be [—]. We will maintain an Internet site at www.[—].com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to ParentCo shareholders who will receive shares of New Energizer common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of New Energizer’s securities. The information contained in this information statement is believed by New Energizer to be accurate as of the date set forth on its cover. Changes may occur after that date and neither ParentCo nor New Energizer will update the information except in the normal course of their respective disclosure obligations and practices.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL DATA

The following summary financial data reflects the combined operations of New Energizer. We derived the summary combined income statement data for the three months ended December 31, 2014, and the summary combined balance sheet as of December 31, 2014, as set forth below, from our Unaudited Combined Condensed Financial Statements. We derived the summary combined income statement data for the years ended September 30, 2014, 2013 and 2012, and summary combined balance sheet data as of September 30, 2014 and 2013, as set forth below, from our audited Combined Financial Statements. Both the Unaudited Combined Condensed Financial Statements and the audited Combined Financial Statements are included in the “Index to Financial Statements” section of this information statement. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding of this summary financial data, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and accompanying notes included elsewhere in this information statement.

The summary unaudited pro forma combined financial data for the three months ended December 31, 2014 has been prepared to reflect the separation, including the incurrence of indebtedness of approximately $[—] million. The $[—] million of indebtedness is expected to consist of [—]. The Unaudited Pro Forma Combined Condensed Income Statement Data presented for the three months ended December 31, 2014, assumes the separation occurred on October 1, 2014, the first day of fiscal year 2015. The Unaudited Pro Forma Combined Condensed Balance Sheet Data assumes the separation occurred on December 31, 2014. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The Unaudited Pro Forma Combined Condensed Financial Statements are not necessarily indicative of our results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. They may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data of Energizer SpinCo, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and accompanying notes included elsewhere in this information statement.

Summary Historical and Unaudited Pro Forma

Combined Financial Data

	Pro Forma 2015	As of and for the three months ended December 31,	As of and for the year ended September 30,
		2014	2014	2013	2012
Statement of Operations Data
Net Sales	[—]	$501.3	$1,840.4	$2,012.2	$2,087.7
Earnings before income taxes	[—]	81.4	215.2	162.0	257.6
Net earnings	[—]	61.7	157.3	114.9	187.0

Balance Sheet Data
Cash	[—]	$92.5	$89.6	$78.0
Total assets	[—]	1,162.3	1,194.7	1,238.8

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating New Energizer and New Energizer common stock. Any of the following risks and uncertainties could materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

We face risks associated with global economic conditions.

Unfavorable global economic conditions, unemployment levels and uncertainty about future economic prospects could reduce consumer demand for our products as a result of a reduction in discretionary spending or a shift of purchasing patterns to lower-cost options such as private label brands sold by retail chains or price brands, which could drive the market towards lower margin products and/or force us to reduce prices for our products in order to compete. Similarly, our retailer customers could reduce their inventories, shift to different products or require us to lower our prices to retain the shelf placement of our products. Declining financial performance by certain of our retailer customers could impact their ability to pay us on a timely basis, or at all. Worsening economic conditions could harm our sales and profitability. Additionally, disruptions in financial markets could reduce our access to debt and equity capital markets, negatively affecting our ability to implement our business plan and strategy.

Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

The categories in which we operate are mature and highly competitive, both in the United States and globally, as a limited number of large manufacturers compete for consumer acceptance, limited retail shelf space and e-commerce opportunities. Because of the highly competitive environment in which we operate, as well as increasing retailer concentration, our retailer customers, including on-line retailers, frequently seek to obtain pricing concessions or better trade terms, resulting in either reduction of our margins or losses of distribution to lower-cost competitors. Competition is based upon brand perceptions, product performance and innovation, customer service and price. Our ability to compete effectively may be affected by a number of factors, including:

•	our primary competitor, Duracell International, Inc., and our other competitors, may have substantially greater financial, marketing, research and development and other resources and greater market share in certain segments than we do, which could provide them with greater scale and negotiating leverage with retailers and suppliers;

•	our competitors may have lower production, sales and distribution costs, and higher profit margins, which may enable them to offer aggressive retail discounts and other promotional incentives;

•	our competitors may be able to obtain exclusive distribution rights at particular retailers or favorable in-store placement; and

•	we may lose market share to private label brands sold by retail chains or to price brands sold by local and regional competitors, which, in each case, are typically sold at lower prices than our products.

Loss of reputation of our leading brands or failure of our marketing plans could have an adverse effect on our business.

We depend on the continuing reputation and success of our brands, particularly our Energizer and Eveready brands. Our operating results could be adversely affected if any of our leading brands suffers damage to its reputation due to real or perceived quality issues. Any damage to the Energizer and Eveready brands could impair our ability to charge premium prices for our products, resulting in the reduction of our margins or losses of distribution to lower price competitors.

The success of our brands can suffer if our marketing plans or new product offerings do not improve, or have a negative impact on, our brands’ image or ability to attract and retain consumers. Additionally, if claims made in our marketing campaigns become subject to litigation alleging false advertising, which is common in our industry, it could damage our brand, cause us to alter our marketing plans in ways that may materially and adversely affect sales, or result in the imposition of significant damages against us. Further, a boycott or other campaign critical of us, through social media or otherwise, could negatively impact our brands’ reputation and consequently our products’ sales.

Loss of any of our principal customers could significantly decrease our sales and profitability.

Generally, sales to our top customers are made pursuant to purchase orders and we do not have supply agreements or guarantees of minimum purchases from them. As a result, these customers may cancel their purchase orders or reschedule or decrease their level of purchases from us at any time. The loss or a substantial decrease in the volume of purchases by any of our top customers would harm our sales and profitability. For example, our net sales and earnings beginning in the fourth quarter of fiscal year 2013 and continuing into fiscal year 2014 were negatively impacted by distribution losses at two U.S. retail customers. Additionally, increasing retailer customer concentration could result in reduced sales outlets for our products, as well as greater negotiating pressures and pricing requirements on us.

The performance of our battery products may be impacted by further changes in technology and device trends, which could impair our operating results and growth prospects.

We believe an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets, leading to a declining volume trend in the battery category, which we expect will continue. This has and will likely continue to have a negative impact on the demand for primary batteries. This trend has and will continue to put additional pressure on results going forward, both directly through reduced consumption and indirectly as manufacturers aggressively price and promote their products to seek to retain market share or gain battery shelf space. Development and commercialization of new battery or device technologies not available to us could also negatively impact our results and prospects.

We are subject to risks related to our international operations, including currency fluctuations, which could adversely affect our results of operations.

Our business is currently conducted on a worldwide basis, with more than half of our sales in fiscal year 2014 arising from foreign countries, and a significant portion of our production capacity and cash located overseas. Consequently, we are subject to a number of risks associated with doing business in foreign countries, including:

•	the possibility of expropriation, confiscatory taxation or price controls;

•	the inability to repatriate foreign-based cash for strategic needs in the U.S., either at all or without incurring significant income tax and earnings consequences, as well as the heightened counter-party, internal control and country-specific risks associated with holding cash overseas;

•	the effect of foreign income taxes, value-added taxes and withholding taxes, including the inability to recover amounts owed to us by a government authority without extended proceedings or at all;

•	the effect of the U.S. tax treatment of foreign source income and losses, and other restrictions on the flow of capital between countries;

•	adverse changes in local investment or exchange control regulations, particularly in Venezuela and Argentina;

•	restrictions on and taxation of international imports and exports;

•	currency fluctuations, including the impact of hyper-inflationary conditions in certain economies, particularly where exchange controls limit or eliminate our ability to convert from local currency;

•	political or economic instability, government nationalization of business or industries, government corruption and civil unrest, including political or economic instability in the countries of the Eurozone, Egypt and the Middle East and across Latin America, including Venezuela and Argentina;

•	legal and regulatory constraints, including tariffs and other trade barriers;

•	difficulty in enforcing contractual and intellectual property rights; and

•	a significant portion of our sales are denominated in local currencies but reported in U.S. dollars, and a high percentage of product costs for such sales are denominated in U.S. dollars. Therefore, although we may hedge a portion of the exposure, the strengthening of the U.S. dollar relative to such currencies can negatively impact our reported sales and operating profits.

Many of the risks described above are particularly acute in Venezuela. The operating environment in Venezuela has been and remains challenging, with high inflation, political instability, governmental restrictions in the form of currency exchange, import restrictions, price and margin controls and the possibility of government actions such as further devaluations, business occupations and intervention or expropriation of assets. We are unable to predict with certainty the impact that the devaluation of the currency or other legal developments in Venezuela will have on New Energizer, but impacts could decrease the profitability of our Venezuela operations or the possible cessation of those operations.

A failure of a key information technology system could adversely impact our ability to conduct business.

We rely extensively on information technology systems, including some that are managed by third-party service providers, in order to conduct business. These systems include, but are not limited to, programs and processes relating to internal and external communications, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, and complying with regulatory, legal or tax requirements. These information technology systems could be damaged or cease to function properly due to the poor performance or failure of third-party service providers, catastrophic events, power outages, security breaches, network outages, failed upgrades or other similar events. If our business continuity plans do not effectively resolve such issues on a timely basis, we may suffer interruptions in conducting our business, which may adversely impact our operating results. In addition, we are undertaking a significant amount of work to transform our information technology systems globally to facilitate the separation. During this implementation, we face a heightened risk of system interruptions and deficiencies or failures in our internal controls involving our information systems and processes.

Our operations depend on the use of information technology systems that could be the target of cyber-attack.

Our systems and networks, as well as those of our retailer customers, suppliers, service providers, and banks, may become the target of cyber-attacks or information security breaches, which in turn could result in the unauthorized release and misuse of confidential or proprietary information about our company, employees, customers or consumers, as well as disrupt our operations or damage our facilities or those of third parties. As a result, a cyber-attack could negatively impact our revenues and increase our operating and capital costs. It could also damage our reputation with retailer customers and consumers and diminish the strength and reputation of our brands, or require us to pay monetary penalties. We may also be required to incur additional costs to modify or enhance our systems or in order to try to prevent or remediate any such attacks.

If we cannot continue to develop new products in a timely manner, and at favorable margins, and maintain attractive performance standards in our existing products, we may not be able to compete effectively.

The battery and portable lighting products industries have been notable for developments in product life, product design and applied technology, and our success depends on future innovations by us. The successful development and introduction of new products requires retail and consumer acceptance and overcoming the reaction from competitors. New product introductions in categories where we have existing products will likely also reduce the sales of our existing products. Our investments in research and development may not result in successful products or innovation that will recover the costs of such investments. Our customers or end-consumers may not purchase our new products once introduced. Additionally, new products could require regulatory approval which may not be available or may require modification to the product which could impact the production process. Our competitors may introduce new or enhanced products that significantly outperform ours, or develop manufacturing technology that permits them to manufacture at a lower cost relative to ours and sell at a lower price. If we fail to develop and launch successful new products or fail to reduce our cost structure to a competitive level, we may be unable to grow our business and compete successfully.

Our business also depends on our ability to continue to manufacture our existing products to meet the applicable product performance claims we have made to our customers. Any decline in these standards could result in the loss of business and negatively impact our performance and financial results. Finally, our ability to maintain favorable margins on our products requires us to manage our manufacturing and other production costs relative to our prices. We may not be able to increase our prices in the event that our production costs increase, which would decrease our profit margins and negatively impact our business and financial results.

We may not be able to achieve cost savings as a result of any future restructuring efforts.

To operate more efficiently and control costs, we may seek to enter into restructuring and cost reduction plans. We may be unable to identify cost savings opportunities to be achieved by such plans in the future. If we do design such plans, our ability to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame will be subject to many estimates and assumptions and other factors that we may not be able to control. We may also incur significant charges related to future restructuring plans, which would reduce our profitability in the periods such charges incurred.

Execution of any potential future restructuring program also presents a number of significant risks, including:

•	actual or perceived disruption of service or reduction in service standards to customers;

•	the failure to preserve adequate internal controls as we restructure our general and administrative functions, including our information technology and financial reporting infrastructure;

•	the failure to preserve supplier relationships and distribution, sales and other important relationships and to resolve conflicts that may arise;

•	loss of sales as we reduce or eliminate staffing for non-core product lines;

•	diversion of management attention from ongoing business activities; and

•	failure to maintain employee morale and retaining key employees while implementing benefit changes and reductions in the workforce.

Because of these and other factors, we may not be able to effectively design restructuring programs in the future, and when implementing restructuring plans we may not be able to predict whether we will realize the purpose and anticipated benefits of these measures and, if we do not, our business and results of operations may be adversely affected.

Our business is subject to increasing regulation in the U.S. and abroad.

The manufacture, packaging, labeling, storage, distribution, advertising and sale of our products are subject to extensive regulation in the U.S., including by the Consumer Product Safety Commission, the Environmental Protection Agency, and by the Federal Trade Commission with respect to advertising. Similar regulations have been adopted by authorities in foreign countries where we sell our products, and by state and local authorities in the U.S. Legislation is continually being introduced in the United States and other countries, and new or more restrictive regulations or more restrictive interpretations of existing regulations, particularly in the battery industry, are likely and could have an adverse impact on our business. Legislative and regulatory changes by taxing authorities have an impact on our effective tax rate, and we may be subject to additional costs arising from new or changed regulations, including those relating to health care and energy. Additionally, a finding that we are in violation of, or not in compliance with, applicable laws or regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to the handling and disposal of solid and hazardous wastes, recycling of batteries and the remediation of contamination associated with the use and disposal of hazardous substances. A release of such substances due to accident or an intentional act could result in substantial liability to governmental authorities or to third parties. We have incurred, and will continue to incur, capital and operating expenses and other costs in complying with environmental laws and regulations, including remediation costs relating to our current and former properties and third-party waste disposal sites. As new laws and regulations are introduced, we could become subject to additional environmental liabilities in the future that could cause a material adverse effect on our results of operations or financial condition.

The resolution of our tax contingencies may result in additional tax liabilities, which could adversely impact our cash flows and results of operations.

Significant estimation and judgment are required in determining our tax provisions for taxes in the U.S. and jurisdictions outside the U.S. In the ordinary course of our business, there are transactions and calculations in which the ultimate tax determination is uncertain. We are regularly audited by tax authorities and, although we believe our tax positions are defensible and our tax provision estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our income tax provisions and accruals. The unfavorable resolution of any audits or litigation could have an adverse impact on future operating results and our financial condition.

Changes in production costs, including raw material prices, could erode our profit margins and negatively impact operating results.

Pricing and availability of raw materials, energy, shipping and other services needed for our business can be volatile due to general economic conditions, labor costs, production levels, import duties and tariffs and other factors beyond our control. There is no certainty that we will be able to offset future cost increases. This volatility can significantly affect our production cost and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

Our manufacturing facilities, supply channels or other business operations may be subject to disruption from events beyond our control.

Operations of our manufacturing and packaging facilities worldwide and of our corporate offices, and the methods we use to obtain supplies and to distribute our products, may be subject to disruption for a variety of reasons, including availability of raw materials, work stoppages, industrial accidents, disruptions in logistics, loss or impairment of key manufacturing sites, product quality or safety issues, licensing requirements and other regulatory issues, trade disputes between countries in which we have operations, such as the U.S. and China, and acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters. The supply of our raw materials may be similarly disrupted. There is also a possibility that third-party manufacturers, which produce a significant portion of certain of our products, could discontinue production with little or no advance notice, or experience financial problems or problems with product quality or timeliness of product delivery, resulting in manufacturing delays or disruptions, regulatory sanctions, product liability claims or consumer complaints. If a major disruption were to occur, it could result in delays in shipments of products to customers or suspension of operations. We maintain business interruption insurance to potentially mitigate the impact of business interruption, but such coverage may not be sufficient to offset the financial or reputational impact of an interruption.

After our separation from ParentCo, we expect to have debt obligations that could adversely affect our business and our ability to meet our obligations.

As of December 31, 2014, on a pro forma basis after giving effect to the new financing arrangements that we expect to enter into in connection with the separation and after giving effect to the application of the net proceeds of such financing, our total combined indebtedness would have been $[—] million.

This significant amount of debt could have important consequences to us and our shareholders, including:

•	requiring a substantial portion of our cash flow from operations to make payments on this debt, thereby limiting the cash we have available to fund future growth opportunities, such as research and development, capital expenditures and acquisitions;

•	restrictive covenants in our debt arrangements which could limit our operations and borrowing, and place restrictions on our ability to pay dividends or repurchase common stock;

•	the risk of a future credit ratings downgrade of our debt increasing future debt costs and limiting the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions and limiting our flexibility in planning for, or reacting to, changes in our business and industry, due to the need to use our cash to service our outstanding debt;

•	placing us at a competitive disadvantage relative to our competitors that are not as highly leveraged with debt and that may therefore be more able to invest in their business or use their available cash to pursue other opportunities, including acquisitions; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise.

In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of our outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

We may need additional financing in the future, and such financing may not be available on favorable terms, or at all, and may be dilutive to existing shareholders.

In addition to any debt obligations we incur in connection with the separation, we may need to seek additional financing for our general corporate purposes. For example, we may need to increase our investment in research and development activities or require funding to make acquisitions. We may be unable to obtain desired additional financing on terms favorable to us, or at all. For example, during periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their credit commitments and obligations, including, but not limited to, extending credit up to the maximum permitted by a credit facility and otherwise accessing capital and/or honoring loan commitments. If our lenders are unable to fund borrowings under their loan commitments or we are unable to borrow, it could be difficult to replace such loan commitments on similar terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund growth opportunities, successfully develop or enhance products, or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations and ability to pay dividends due to restrictive covenants. Generally, to the extent that we incur additional indebtedness, all of the risks described above in connection with our debt obligations following the separation could increase.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.

The vast majority of our total revenues are from products bearing proprietary trademarks and brand names. In addition, we own or license from third parties a number of patents, patent applications and other technology. We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. There is a risk that we will not be able to obtain and perfect or maintain our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. In addition, even if such rights are protected in the United States, the laws of some other countries in which our products are or may be sold do not protect intellectual property rights to the same extent as the laws of the United States. We cannot be certain that our intellectual property rights will not be invalidated, circumvented or challenged in the future, and we could incur significant costs in connection with legal actions relating to such rights. As patents expire, we could face increased competition, which could negatively impact our operating results. If other parties infringe on our intellectual property rights, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands and harm our sales.

Our future financial performance and success are dependent on our ability to execute our post-separation business strategy successfully.

Our future financial performance and success are dependent on our ability to execute our post-separation business strategy successfully. Our products are currently marketed and sold through a direct sales force (with a dedicated commercial organization) and exclusive and non-exclusive third-party distributors and wholesalers. As part of the separation, we intend to increase our use of exclusive and non-exclusive third-party distributors and wholesalers. We also intend to decrease or eliminate our business operations in certain countries with large numbers of local and regional low-cost competitors in order to increase our profitability. In addition, we plan to shift from our currently decentralized management structure to a model in which each segment will be managed centrally. We expect that these changes in our business strategy will enable us to reach new retailer customers and consumers, and focus our business operations on more profitable markets. However, the use of distributors in markets where we have historically maintained a direct presence could adversely impact the reputation of our brands and negatively impact our results of operation. Despite our efforts, we cannot guarantee that we will be able to efficiently implement our strategy in a timely manner to exploit potential market opportunities, achieve the goals of our long-term business strategy, or meet competitive challenges. If we are unable to execute our business strategy successfully, our revenues and marketability may be adversely affected.

If we pursue strategic acquisitions, divestitures or joint ventures, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

From time to time, we may evaluate potential acquisitions, divestitures or joint ventures that would further our strategic objectives. With respect to acquisitions, we may not be able to identify suitable candidates, consummate a transaction on terms that are favorable to us, or achieve expected returns and other benefits as a result of integration challenges. With respect to proposed divestitures of assets or businesses, we may encounter difficulty in finding acquirers or alternative exit strategies on terms that are favorable to us, which could delay the accomplishment of our strategic objectives, or our divestiture activities may require us to recognize impairment charges. Companies or operations acquired or joint ventures created may not be profitable or may not achieve sales levels and profitability that justify the investments made. Our corporate development activities may present financial and operational risks, including diversion of management attention from existing core businesses, integrating or separating personnel and financial and other systems, and may have adverse effects on our existing business relationships with suppliers and customers. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to certain intangible assets, and increased operating expenses, which could adversely affect our results of operations and financial condition.

Our business involves the potential for product liability and other claims against us, which could affect our results of operations and financial condition and result in product recalls or withdrawals.

We face exposure to claims arising out of alleged defects in our products, including for property damage, bodily injury or other adverse effects. We maintain product liability insurance, but this insurance does not cover all types of claims, particularly claims that do not involve personal injury or property damage or claims that exceed the amount of insurance coverage. Further, we may not be able to maintain such insurance in sufficient amounts, on desirable terms, or at all, in the future. In addition to the risk of monetary judgments not covered by insurance, product liability claims could result in negative publicity that could harm our products’ reputation and in certain cases require a product recall. Product recalls or product liability claims, and any subsequent remedial actions, could have a material adverse effect on our business, reputation, brand value, results of operations and financial condition.

We may not be able to attract, retain and develop key personnel.

Our future performance depends in significant part upon the continued service of our executive officers and other key personnel. The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our success also depends on our continuing ability to attract, retain and develop highly qualified personnel, including future members of our management team. Competition for such personnel is intense, and there can be no assurance that we can retain and motivate our key employees or attract and retain other highly qualified personnel in the future. In the event that existing ParentCo personnel targeted to join us choose not to do so, for reasons including the fact that certain of such persons are being requested to relocate, we may be unable to hire our first choice personnel. Additionally, the escalating costs of offering and administering health care, retirement and other benefits for employees could result in reduced profitability.

We may experience losses or be subject to increased funding and expenses related to our pension plans.

We expect to assume pension plan liabilities related to our current and former employees in connection with the separation. In November 2012 ParentCo approved and communicated changes to its U.S. pension plan (including the plans to be assumed by New Energizer in the separation) so that, effective January 1, 2014, the pension benefit earned to date by active participants under the legacy ParentCo U.S. pension plan is frozen and future retirement service benefits will no longer accrue under this retirement program, our pension plan obligations are expected to be significant. If the investment of plan assets does not provide the expected long-term returns, if interest rates change, or if governmental regulations change the timing or amounts of required contributions to the plans, we could be required to make significant additional pension contributions, which may have an adverse impact on our liquidity, our ability to comply with debt covenants and may require recognition of increased expense within our financial statements.

Our credit ratings will be important to our cost of capital.

We expect to request that the major credit rating agencies will evaluate our creditworthiness and give us specified credit ratings. These ratings would be based on a number of factors, including our financial strength and financial policies as well as our strategies, operations and execution. These credit ratings are limited in scope, and do not address all material risks related to investment in New Energizer, but rather reflect only the view of each rating agency at the time the rating is issued. Nonetheless, the credit ratings we receive will impact our borrowing costs as well as our access to sources of capital on terms that will be advantageous to our business. Failure to obtain sufficiently high credit ratings could adversely affect the interest rate in future financings, our liquidity or our competitive position and could also restrict our access to capital markets. There can be no assurance that any credit ratings we receive will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies if, in such rating agency’s judgments, circumstances so warrant.

Risks Related to the Separation

We have no recent history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about New Energizer in this information statement refers to New Energizer’s business as operated by and integrated with ParentCo. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of ParentCo. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Prior to the separation, our business has been operated by ParentCo as part of its broader corporate organization, rather than as an independent company. ParentCo or one of its affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, public affairs and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from ParentCo for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of ParentCo. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into transition agreements with ParentCo, these arrangements will be limited in duration and may not fully capture the benefits that we have enjoyed as a result of being integrated with ParentCo.

•	As a current part of ParentCo, we take advantage of ParentCo’s overall size and scope to procure more advantageous distribution arrangements, including shipping costs and arrangements. After the separation, as a standalone company, we may be unable to obtain similar arrangements to the same extent as ParentCo did, or on terms as favorable as those ParentCo obtained, prior to completion of the separation and during the term of the transition services agreement.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of ParentCo. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	After the completion of the separation, the cost of capital for our business may be higher than ParentCo’s cost of capital prior to the separation.

•	Our historical financial information does not reflect the debt that we will incur as part of the separation and distribution.

•	Following the separation, we intend to shift a portion of our business towards exclusive and non-exclusive third-party distribution arrangements rather than directly selling product to our retail customers. Our retail customers who prefer to buy directly from us may reduce or terminate their purchases from us as a result of this new strategy. In addition, we cannot ensure that we will be able to negotiate the most advantageous distribution agreements, or that the third-party distributors will operate under the same standards as we would have or will not take actions that could damage our reputations or brands.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from ParentCo. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the Unaudited Pro Forma Combined Condensed Financial Statements of our business, see “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data of Energizer SpinCo, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others: (i) enabling the management of both companies to pursue unique opportunities for long-term growth and profitability and will allow each business to more effectively pursue its own distinct capital structures and capital allocation strategies; (ii) permitting each company to allocate its financial resources to meet the needs of its own business, which will allow each company to intensify its focus on its distinct commercial priorities and facilitate a more efficient allocation of capital; (iii) creating an independent equity currency that will afford New Energizer direct access to the capital markets and will facilitate New Energizer’s ability to consummate future acquisitions utilizing its common stock; (iv) allowing each company to provide a clear investment thesis and visibility to attract a long-term investor base suited to its business and providing investors with two distinct and targeted investment opportunities; and (v) allowing investors to separately value ParentCo and New Energizer based on their unique investment identities, including the merits, performance and future prospects of their respective businesses.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (b) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation; (c) after the separation, as a standalone company, we may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those ParentCo obtained prior to completion of the separation; (d) the separation may require New Energizer to pay costs that could be substantial and material to our financial resources, including accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to New Energizer, costs related to establishing a new brand identity in the marketplace, and tax costs; and (e) the separation will entail changes to our information technology systems, reporting systems, supply chain and other operations that may require significant expense and may not be implemented in an as timely and effective fashion as we expect. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone publicly traded company following the distribution.

Our financial results previously were included within the consolidated results of ParentCo, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. We may not have sufficient time following the separation to meet these obligations by the applicable deadlines.

Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

No vote of ParentCo shareholders is required in connection with the distribution. As a result, if the distribution occurs and you do not want to receive New Energizer common stock in the distribution, your sole recourse will be to divest yourself of your ParentCo common stock prior to the record date.

No vote of ParentCo shareholders is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive New Energizer common stock in the distribution, your only recourse will be to divest yourself of your ParentCo common stock prior to the record date for the distribution.

The combined post-separation value of a share of ParentCo common stock and [—] share[s] of New Energizer common stock may not equal or exceed the pre-distribution value of a share of ParentCo common stock.

As a result of the distribution, ParentCo expects the trading price of shares of ParentCo common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Household Products business held by New Energizer. There can be no assurance that the aggregate market value of a share of ParentCo common stock and [—] share[s] of New Energizer common stock following the separation will be higher or lower than the market value of a share of ParentCo common stock if the separation did not occur.

In connection with our separation from ParentCo, ParentCo will indemnify us for certain liabilities and we will indemnify ParentCo for certain liabilities. If we are required to pay under these indemnities to ParentCo, our financial results could be negatively impacted. The ParentCo indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which ParentCo will be allocated responsibility, and ParentCo may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements with ParentCo, ParentCo will agree to indemnify us for certain liabilities, and we will agree to indemnify ParentCo for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Party Transactions.” Indemnities that we may be required to provide ParentCo are not subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that ParentCo has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnity from ParentCo may not be sufficient to protect us against the full amount of such liabilities, and ParentCo may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from ParentCo any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax free for U.S. federal income tax purposes, ParentCo, New Energizer and ParentCo shareholders could be subject to significant tax liabilities and, in certain circumstances, New Energizer could be required to indemnify ParentCo for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It is a condition to the distribution that ParentCo receives an opinion of counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of ParentCo and New Energizer, including those relating to the past and future conduct of ParentCo and New Energizer. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if ParentCo or New Energizer breaches any of its covenants in the separation documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding the opinion of counsel, the Internal Revenue Service, which we refer to as the “IRS,” could determine that the distribution, together with certain related transactions, should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false or have been violated, or if it disagrees with the conclusions in the opinion of counsel. The opinion of counsel is not binding on the IRS and there can be no assurance that the IRS will not assert a contrary position.

If the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, in general, ParentCo would recognize taxable gain as if it had sold the New Energizer common stock in a taxable sale for its fair market value and ParentCo shareholders who receive New Energizer shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”

Under the tax matters agreement that ParentCo will enter into with New Energizer, New Energizer may be required to indemnify ParentCo against any additional taxes and related amounts resulting from (i) an acquisition of all or a portion of the equity securities or assets of New Energizer, whether by merger or otherwise (and regardless of whether New Energizer participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by New Energizer or (iii) any of New Energizer’s representations or undertakings being incorrect or violated. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

We may not be able to engage in desirable strategic or capital-raising transactions following the separation.

Under current law, a spin-off can be rendered taxable to the parent corporation and its shareholders as a result of certain post-spin-off acquisitions of shares or assets of the spun-off corporation. For example, a spin-off may result in taxable gain to the parent corporation under Section 355(e) of the Code if the spin-off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in the spun-off corporation. To preserve the tax-free treatment of the separation, and in addition to New Energizer’s indemnity obligation described immediately above, the Tax Matters Agreement will restrict New Energizer, for the two-year period following the separation, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of shares of New Energizer common stock would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing New Energizer shares other than in certain open-market transactions, (iv) ceasing to actively conduct the Household Products businesses or (v) taking or failing to take any other action that prevents the distribution and related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit New Energizer’s ability to pursue certain equity issuances, strategic transactions or other transactions that may maximize the value of New Energizer’s business. For more information, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement” and “Material U.S. Federal Income Tax Consequences.”

The terms we will receive in our agreements with ParentCo could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with ParentCo in connection with the separation, including a separation and distribution agreement, a transition services agreement, a tax matters agreement, an employee matters agreement and a trademark and copyright license agreement, were prepared in the context of the separation while New Energizer was still a wholly owned subsidiary of ParentCo. Accordingly, during the period in which the terms of those agreements were prepared, New Energizer did not have an independent board of directors or a management team that was independent of ParentCo. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between ParentCo and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, are likely to have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Party Transactions.”

We may be held liable to ParentCo if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.

New Energizer and ParentCo will enter into a transition services agreement in connection with the separation pursuant to which New Energizer and ParentCo will provide each other certain transitional services, including treasury and employee benefits administration, information technology, distribution and importation, regulatory and general administrative services, on an interim, transitional basis. The fees we will be paid under the transition services period may not be adequate to compensate us for the costs of performing the services. If we do not satisfactorily perform our obligations under the agreement, we may be held liable for any resulting losses suffered by ParentCo. In addition, during the transition services periods, our management and employees may be required to divert their attention away from our business in order to provide services to ParentCo, which could adversely affect our business.

Until the separation occurs, ParentCo has sole discretion to change the terms of the separation in ways which may be unfavorable to us.

Until the separation occurs, New Energizer will be a wholly owned subsidiary of ParentCo. Accordingly, ParentCo will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. In addition, ParentCo may decide at any time not to proceed with the separation and distribution.

We expect to incur both one-time and ongoing material costs and expenses as a result of our separation from ParentCo, which could adversely affect our profitability.

We expect to incur both one-time and ongoing costs and expenses greater than those we currently incur as a result of our separation from ParentCo. ParentCo currently estimates that total spin costs through the close of the separation will be approximately $350 to $425 million on a pre-tax basis. Of this amount, approximately $200 to $225 million are related to the transaction evaluation, planning and execution, and $150 to $200 million are related to certain spin restructuring initiatives. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction. Approximately $170 to $200 million of these spin costs will be allocated to New Energizer. These increased ongoing costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of

2002), tax administration, and legal and human resources related functions, and it is possible that these costs will be material to our business. These estimates are based on currently known facts and may change materially as future operating decisions are made.

Transfer or assignment to us of certain contracts and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, and other assets in the future.

Transfer or assignment of certain of the contracts and other assets in connection with our separation from ParentCo require the consent of a third party to the transfer or assignment. In addition, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the consent requirement to seek more favorable contractual terms from us, which we expect would primarily take the form of price increases, which may require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or to seek arrangements with new third parties. Other than our debt arrangements, none of the contracts to be assigned or replaced are material to New Energizer’s business or to the current business of ParentCo. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from ParentCo, and we may be required to seek alternative arrangements to obtain the distribution, wholesale, retail, legal, accounting, auditing, administrative and other services and assets that we would otherwise have had under such agreements. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge a transfer of assets to us on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

ParentCo may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, New Energizer and ParentCo will enter into a separation and distribution agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and a trademark and copyright license agreement. The separation agreement, the tax matters agreement and the employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. New Energizer will rely on ParentCo to satisfy its performance and payment obligations under these agreements. If ParentCo is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that ParentCo currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from ParentCo’s systems to ours.

Risks Related to Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and, following the separation, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation. Nor can we predict the prices at which shares of our common stock may trade after the separation. Similarly, we cannot predict the effect of the separation on the trading prices of our common stock or whether the combined market value of [—] share[s] of our common stock and one share of ParentCo common stock will be less than, equal to or greater than the market value of a share of ParentCo common stock prior to the distribution.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment under which we operate; and

•	domestic and worldwide economic conditions.

A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [—] million shares of our common stock issued and outstanding on [—], 2015. These shares will be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended, which we refer to as the “Securities Act,” unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.

We cannot guarantee the timing, amount or payment of dividends on our common stock.

Although we expect to initially pay regular cash dividends following the separation, the timing, declaration, amount and payment of future dividends to shareholders will fall within the discretion of our Board of Directors. The Board of Director’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of our debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. For more information, see “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividend if we commence paying dividends.

Your percentage of ownership in New Energizer may be diluted in the future.

In the future, your percentage ownership in New Energizer may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the distribution as a result of conversion of their ParentCo stock-based awards. We anticipate that our compensation committee will grant additional stock-based awards to our employees after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional stock-based awards to our employees under our employee benefits plans.

In addition, our amended and restated articles of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock. See “Description of New Energizer Capital Stock.”

Certain provisions in our amended and restated articles of incorporation and bylaws, and of Missouri law, may deter or delay an acquisition of us.

Our amended and restated articles of incorporation and amended and restated bylaws in effect at the time of the separation will contain, and the General and Business Corporation Law of Missouri, which we refer to as “Missouri law,” contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover by making the replacement of incumbent directors more time-consuming and difficult. These provisions include, among others:

•	the inability of our shareholders to call a special meeting;

•	rules regarding how we may present proposals or nominate directors for election at shareholder meetings;

•	the right of our Board to issue preferred stock without shareholder approval;

•	the initial division of our Board of Directors into three classes of directors, with each class serving a staggered three-year term;

•	a provision that our shareholders may only remove directors “for cause” and with the approval of two-thirds of our outstanding voting stock;

•	the ability of our directors, and not shareholders, to fill vacancies on our Board of Directors; and

•	the requirement that any amendment or repeal of specified provisions of our amended and restated articles of incorporation (including provisions relating to directors and amendment of our amended and restated bylaws) must be approved by at least two-thirds of the outstanding shares of our common stock and any other voting shares that may be outstanding, voting together as a single class.

In addition, because we have not chosen to opt out of coverage of Section 351.459 of Missouri law, which we refer to as the “business combination statute,” these provisions could also deter or delay a change of control that you may favor. The business combination statute restricts certain business combination transactions between us and an “interested shareholder,” generally any person who, together with his or her affiliates and associates, owns or controls 20% or more of the outstanding shares of our voting stock, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by our Board on or before the date the interested shareholder obtains such status. The business combination statute also provides that, after the expiration of such five-year period, business combinations are prohibited unless (i) the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, or any affiliate or associate of such interested shareholder, approve the business combination or (ii) the business combination satisfies certain detailed fairness and procedural requirements.

We believe that these provisions will help to protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could deter or delay an acquisition that our Board of Directors determines is not in our best interests or the best interests of our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, New Energizer would be required to indemnify ParentCo for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials ParentCo and New Energizer have filed or will file with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “expectation,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” “target,” “predict,” “likely,” “will,” “should,” “forecast,” “outlook,” or other similar words or phrases, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation and Distribution” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to the following other factors:

•	whether the separation is completed, as expected or at all, and the timing of the separation and the distribution;

•	whether the conditions to the distribution can be satisfied;

•	whether the operational, marketing and strategic benefits of the separation can be achieved;

•	whether the costs and expenses of the separation can be controlled within expectations;

•	general market and economic conditions;

•	market trends in the categories in which we operate;

•	the success of new products and the ability to continually develop and market new products;

•	our ability to attract, retain and improve distribution with key customers;

•	our ability to continue planned advertising and other promotional spending;

•	our ability to timely execute strategic initiatives, including restructurings, in a manner that will positively impact our financial condition and results of operations and does not disrupt our business operations;

•	the impact of strategic initiatives, including the planned separation as well as restructurings, on our relationships with employees, customers and vendors;

•	our ability to maintain and improve market share in the categories in which we operate despite heightened competitive pressure;

•	our ability to improve operations and realize cost savings;

•	the impact of foreign currency exchange rates and currency controls, particularly in Venezuela and Argentina, as well as offsetting hedges;

•	the impact of raw material and other commodity costs;

•	the impact of change in accounting position as it relates to the selection of the applicable Venezuelan translation rate;

•	goodwill impairment charges resulting from declines in profitability or estimated cash flows related to intangible assets or market valuations for similar assets;

•	costs and reputational damage associated with cyber-attacks or information security breaches;

•	our ability to acquire and integrate businesses, and to realize the projected results of acquisitions;

•	the impact of advertising and product liability claims and other litigation;

•	compliance with debt covenants and maintenance of credit ratings as well as the impact of interest and principal repayment of our existing and any future debt; and

•	the impact of legislative or regulatory determinations or changes by federal, state and local, and foreign authorities, including taxing authorities.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors described above is illustrative, but by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in New Energizer’s publicly filed documents.

THE SEPARATION AND DISTRIBUTION

Overview

On April 30, 2014, ParentCo announced that its intention to separate its Household Products and Personal Care businesses. The separation will occur by means of a pro rata distribution to ParentCo shareholders of 100% of the shares of common stock of New Energizer, which was formed to hold ParentCo’s Household Products business.

On [—], 2015, the ParentCo Board of Directors approved the distribution of all of New Energizer’s issued and outstanding shares of common stock on the basis of [—] share[s] of New Energizer common stock for every share of ParentCo common stock held as of the close of business on [—], 2015, the record date for the distribution.

At [—] on [—], 2015, the distribution date, each ParentCo shareholder will receive [—] share[s] of New Energizer common stock for every share of ParentCo common stock held at the close of business on the record date for the distribution, as described below. ParentCo shareholders will receive cash in lieu of any fractional shares of New Energizer common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your ParentCo common stock or take any other action to receive your shares of New Energizer common stock in the distribution. The distribution of New Energizer common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Reasons for the Separation

The ParentCo Board of Directors believes that separating the Household Products business from the remaining businesses of ParentCo is in the best interests of ParentCo and its shareholders for a number of reasons, including:

•	Focus on Distinct Commercial Opportunities. The separation will enable the management of both companies to focus on strengthening its core business, pursue unique opportunities for long-term growth and profitability, and more effectively pursue its own distinct capital structures and capital allocation strategies. It will also allow investors to separately value ParentCo and New Energizer based on their own unique investment identities.

•	Allocation of Financial Resources. The separation will permit each company to allocate its financial resources to meet the needs of its own business, which will allow each company to intensify its focus on its distinct commercial priorities and facilitate a more efficient allocation of capital.

•	Management Focus and Separate Capital Structures. The separation will enable the management of both companies to pursue targeted opportunities for long-term growth and profitability and will allow each business to more effectively pursue its own distinct capital structures and capital allocation strategies.

•	Targeted Investment Opportunity. The separation will allow each company to provide a clear investment thesis and visibility to attract a long-term investor base suited to its business. The separation will also provide investors with two distinct and targeted investment opportunities.

•	Creation of Independent Equity Currencies. The separation will create an independent equity currency that will afford New Energizer direct access to the capital markets and will facilitate New Energizer’s ability to consummate future acquisitions utilizing its common stock. As a result, each company will have more flexibility to capitalize on its individual growth opportunities.

The ParentCo Board of Directors also considered a number of potentially negative factors in evaluating the separation, including that:

•	Increased Administrative Costs. As a current part of ParentCo, New Energizer takes advantage of certain functions performed by ParentCo, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, ParentCo will not perform certain of these functions for us, and, because of our smaller scale as a standalone company, our cost of performing such functions will be higher than the amounts reflected in our historical financial statements, which will cause our profitability to decrease.

•	Disruption Related to the Separation. The actions required to separate ParentCo’s and New Energizer’s respective businesses could disrupt our operations.

•	Increased Impact of Certain Costs. Certain costs and liabilities that were otherwise less significant to ParentCo as a whole will be more significant for us as a standalone company due to our being smaller than ParentCo.

•	Significant Separation Costs. We will incur costs in connection with the transition to being a standalone public company that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to New Energizer, costs related to establishing a new brand identity in the marketplace, tax costs and costs to separate information systems. ParentCo currently estimates that total spin costs through the close of the separation will be approximately $350 to $425 million on a pre-tax basis, of which approximately $170 to $200 million will be allocated to New Energizer. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction.

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; and (b) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation.

•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with ParentCo, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as a tax-free transaction under applicable law for a period of time. During this period, these restrictions may limit our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

•	Loss of Scale. As a current part of ParentCo, New Energizer takes advantage of ParentCo’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, we may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those ParentCo obtained prior to completion of the separation.

•	Loss of Joint Arrangements. As a current part of ParentCo, New Energizer takes advantage of ParentCo’s overall presence to procure more advantageous distribution arrangements. After the separation, as a standalone company, we may be unable to obtain similar arrangements to the same extent as ParentCo did, or on terms as favorable as those ParentCo obtained, prior to completion of the separation.

•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of SpinCo or ParentCo common stock or know with certainty whether the combined market value of [—] share[s] of our common stock and one share of ParentCo common stock will be less than, equal to, or greater than the market value of a share of ParentCo common stock prior to the distribution.

In determining to pursue the separation, the ParentCo Board of Directors concluded that the potential benefits of the separation outweighed these factors.

Formation of New Energizer

New Energizer was formed in Missouri on January 9, 2015 for the purpose of holding ParentCo’s Household Products business. As part of the plan to separate the Household Products business from the remainder of its businesses, ParentCo plans to transfer the equity interests of certain entities that operate the Household Products business and the assets and liabilities of the Household Products business to New Energizer prior to the distribution.

When and How You Will Receive the Distribution

With the assistance of Continental Stock Transfer and Trust Company, the distribution agent for the distribution, which we refer to as the “distribution agent” or “Continental,” ParentCo expects to distribute New Energizer common stock at [—] on [—], 2015, the distribution date, to all holders of outstanding ParentCo common stock as of the close of business on [—], 2015, the record date for the distribution. Continental, which currently serves as the transfer agent and registrar for ParentCo common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for New Energizer common stock.

If you own ParentCo common stock as of the close of business on the record date for the distribution, New Energizer common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Continental will then mail you a direct registration account statement that reflects your shares of New Energizer common stock. If you hold your ParentCo shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the New Energizer shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell ParentCo common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of New Energizer common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your ParentCo common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of New Energizer common stock that have been registered in book-entry form in your name.

Most ParentCo shareholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your ParentCo common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the New Energizer common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of New Energizer common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal shareholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of New Energizer Common Stock You Will Receive

For every share of ParentCo common stock that you own at the close of business on [—], 2015, the record date for the distribution, you will receive [—] share[s] of New Energizer common stock on the distribution date. ParentCo will not distribute any fractional shares of New Energizer common stock to its shareholders. Instead, if you are a registered holder, Continental (which is sometimes referred to herein as the “distribution agent”) will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by ParentCo or New Energizer, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either ParentCo or New Energizer and the distribution agent is not an affiliate of either ParentCo or New Energizer. Neither New Energizer nor ParentCo will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for shares of ParentCo common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of ParentCo common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity Based Compensation

Each outstanding ParentCo restricted stock equivalent award held by an employee who will be employed by New Energizer following the separation (including our named executive officers) will be converted, at the time of the distribution, into a restricted stock equivalent award in respect of New Energizer common stock. To preserve the aggregate value of such converted award immediately before and immediately after the distribution, the number of shares of New Energizer common stock subject to each converted award will be equal to the product of (x) the number of shares of ParentCo common stock that would have been provided upon the settlement of the corresponding ParentCo award multiplied by (y) a fraction, the numerator of which is the volume weighted average price of ParentCo common stock (on the “regular way” market) during the five-trading-day period prior to the distribution date, and the denominator of which is the volume weighted average price of New Energizer common stock during the five-trading-day period following the distribution date. In addition, performance criteria applicable to the performance-based restricted stock equivalent awards will be modified to reflect the separation. Otherwise, the converted restricted stock equivalent awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original ParentCo restricted stock equivalent award immediately before the separation.

Results of the Distribution

After its separation from ParentCo, New Energizer will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [—], 2015, the record date for the distribution, and will reflect any exercise of ParentCo options between the date the ParentCo Board of Directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of ParentCo common stock or any rights of ParentCo shareholders. ParentCo will not distribute any fractional shares of New Energizer common stock.

We will enter into a separation agreement and other related agreements with ParentCo before the distribution to effect the separation and provide a framework for our relationship with ParentCo after the separation. These agreements will provide for the allocation between ParentCo and New Energizer of ParentCo’s assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to New Energizer’s separation from ParentCo and will govern the relationship between ParentCo and New Energizer after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for New Energizer Common Stock

There is currently no public trading market for New Energizer common stock. New Energizer intends to apply to list its common stock on the New York Stock Exchange under the symbol “ENR.” New Energizer has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

We cannot predict the price at which New Energizer common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of New Energizer common stock that each ParentCo shareholder will receive in the distribution and the ParentCo common stock held at the record date for the distribution may not equal the “regular-way” trading price of the ParentCo common stock immediately prior to the distribution. The price at which New Energizer common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for New Energizer common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”

Incurrence of Debt

New Energizer intends to incur certain indebtedness prior to or concurrent with the separation. Information with respect to our incurrence of debt will be included in an amendment to this information statement.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, ParentCo expects that there will be two markets in ParentCo common stock: a “regular-way” market and an “ex-distribution” market. ParentCo common stock that trades on the “regular-way” market will trade with an entitlement to New Energizer common stock distributed in the distribution. ParentCo common stock that trades on the “ex-distribution” market will trade without an entitlement to New Energizer common stock distributed in the distribution. Therefore, if you sell shares of ParentCo common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of New Energizer common stock in the distribution. If you own ParentCo common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of New Energizer common stock that you are entitled to receive pursuant to your ownership of shares of ParentCo common stock as of the record date.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, New Energizer expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for New Energizer common stock that will be distributed to holders of ParentCo common stock on the distribution date. If you owned ParentCo common stock at the close of business on the record date for the distribution, you would be entitled to New Energizer common stock distributed pursuant to the distribution. You may trade this entitlement to shares of New Energizer common stock, without trading the ParentCo common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to New Energizer common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution will be effective at [—] on [—], 2015 which is the distribution date, provided that the following conditions have been satisfied (or waived by ParentCo in its sole discretion):

•	the transfer of assets and liabilities of the Household Products business from ParentCo to New Energizer having been completed in accordance with the separation agreement;

•	the receipt of an opinion of counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•	the SEC declaring effective the registration statement of which this information statement forms a part;

•	there being no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC;

•	the mailing of this information statement to ParentCo shareholders;

•	all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities laws having been taken and, where applicable, having become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation having been duly executed and delivered by the parties thereto;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the shares of New Energizer common stock to be distributed having been accepted for listing on the New York Stock Exchange, subject to official notice of distribution;

•	ParentCo being satisfied in its sole and absolute discretion that as of the effective time of the distribution, it shall have no further liability under any of the New Energizer financing arrangements described under “Description of Material Indebtedness”; and

•	no other event or development existing or having occurred that, in the judgment of ParentCo’s Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date, and the distribution ratio. ParentCo will also have sole discretion to waive any of the conditions to the distribution. ParentCo does not intend to notify its shareholders of any modifications to the terms of the separation or distribution that, in the judgment of its Board of Directors, are not material. For example, the ParentCo Board of Directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the ParentCo Board of Directors determines that any modifications by ParentCo materially change the material terms of the distribution, ParentCo will notify ParentCo shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

DIVIDEND POLICY

We expect that we will initially pay regular cash dividends. However, the timing, declaration, amount of and payment of any dividends by us following the separation is within the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, debt service obligations, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to gain access to capital markets, and other factors deemed relevant by our Board of Directors. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The information below is not necessarily indicative of what our capitalization would have been had the separation, distribution and related financing transactions been completed as of December 31, 2014. In addition, it is not indicative of our future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data of Energizer SpinCo, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and notes included in the “Index to Financial Statements” section of this information statement.

	December 31, 2014
(dollar amounts in millions)	Actual	Pro Forma
Cash	$92.5	$	[—]

Capitalization:

Debt Outstanding
Long-term debt	$—	$	[—]
Equity

Common stock, par value	$—	$	[—]
Additional paid-in capital	—		[—]
Total ParentCo investment	798.3		[—]
Accumulated other comprehensive loss	(60.8)		[—]

Total equity	737.5		[—]

Total capitalization	$737.5	$	[—]

New Energizer has not yet finalized its post-distribution capitalization. Pro forma financial information reflecting New Energizer’s post-distribution capitalization will be included in an amendment to this information statement.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF

ENERGIZER SPINCO, INC.

All amounts discussed are in millions of U.S. dollars, unless otherwise indicated.

We derived the selected combined income statement data for the three months ended December 31, 2014, and the selected combined balance sheet as of December 31, 2014, as set forth below, from our Unaudited Combined Condensed Financial Statements. We derived the selected combined income statement data for the years ended September 30, 2014, 2013 and 2012, and selected combined balance sheet data as of September 30, 2014 and 2013, as set forth below, from our audited Combined Financial Statements. Both the Unaudited Combined Condensed Financial Statements and the audited Combined Financial Statements are included in the “Index to Financial Statements” section of this information statement. We derived the selected combined income statement data for the years ended September 30, 2011 and 2010 and the selected combined balance sheet data as of September 30, 2012, 2011 and 2010 from New Energizer’s unaudited underlying financial records, which were derived from the financial records of ParentCo and are not included in this information statement. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected historical combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

	FOR THE THREE MONTHS ENDED DECEMBER 31,		FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2014	2013	2012	2011		2010
Statements of Earnings Data
Net sales	$501.3	$568.6	$1,840.4	$2,012.2	$2,087.7	$2,196.0		$2,199.7
Depreciation and amortization	10.7	9.3	42.2	55.9	56.8		(a)		(a)
Earnings before income taxes (b)	81.4	78.2	215.2	162.0	257.6		(a)		(a)
Income taxes	19.7	20.2	57.9	47.1	70.6		(a)		(a)
Net earnings (c)	$61.7	$58.0	$157.3	$114.9	$187.0		(a)		(a)

	AT DECEMBER 31,	AT SEPTEMBER 30,
	2014	2014	2013	2012	2011	2010
Balance Sheet Data
Working capital (d)	$379.8	$366.7	$357.9	556.2	587.9		(a)
Property, plant and equipment, net	221.3	212.5	240.6	318.0	338.1		(a)
Total assets	1,162.3	1,194.7	1,238.8	1,399.3	1,531.7		(a)

(a)	Omission of data due to inability to provide this information without unreasonable effort and expense. A combination of factors resulted in our inability to provide this information without unreasonable effort and expense; the predominant factor being the existence of the underlying accounting data on a prior general ledger system. We believe the omission of this selected financial data does not have a material impact on a reader’s understanding of our financial results and related trends.
(b)	Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE THREE MONTHS ENDED DECEMBER 31,		FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2014	2013	2012
2013 restructuring (e)	$9.5	$(20.4)	$(50.4)	$(132.6)	$(6.5)
Spin costs	(22.1)	—	(21.3)	—	—
Prior restructuring	—	—	—	—	6.8
Spin restructuring	(1.1)	—	—	—	—

Total	$(13.7)	$(20.4)	$(71.7)	$(132.6)	$0.3

(c)	Net earnings were (reduced)/increased by the following items:

	FOR THE THREE MONTHS ENDED DECEMBER 31,		FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2014	2013	2012
2013 restructuring (f)	$7.3	$(12.7)	$(34.1)	$(86.5)	$(4.1)
Spin costs	(15.4)	—	(16.5)	—	—
Prior restructuring	—	—	—	—	5.7
Spin restructuring	(0.8)	—	—	—	—

Total	$(8.9)	$(12.7)	$(50.6)	$(86.5)	$1.6

(d)	Working capital is current assets less current liabilities.
(e)	Includes pre-tax costs of $1.0 and $6.1 associated with certain inventory obsolescence and $5.9 and $2.6 associated with information technology enablement activities for the twelve months ended September 30, 2014 and 2013, respectively, recorded within Cost of products sold and SG&A on the Combined Statements of Earnings and Comprehensive Income, respectively. Also includes pre-tax costs of $0.1 and $1.2 associated with information technology enablement activities for the three months ended December 31, 2014 and 2013, respectively, recorded within SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. These inventory obsolescence and information technology costs are considered part of the total project costs incurred for the restructuring project.
(f)	Includes net of tax costs of $0.8 and $3.8 associated with certain inventory obsolescence and $3.7 and $1.6 associated with information technology enablement activities for the twelve months ended September 30, 2014 and 2013, respectively, recorded within Cost of products sold and SG&A on the Combined Statements of Earnings and Comprehensive Income, respectively. Also includes net of tax costs of $0.1 and $0.8 associated with information technology enablement activities for the three months ended December 31, 2014 and 2013, respectively, recorded within SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. These inventory obsolescence and information technology costs are considered part of the total project costs incurred for the restructuring project.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The Unaudited Pro Forma Combined Condensed Financial Statements presented below have been derived from New Energizer’s historical combined financial statements included in this information statement. While the historical combined financial statements reflect the past financial results of our Household Products business, these pro forma statements give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the separation include:

•	the separation of the assets (including the equity interests of certain subsidiaries) and liabilities related to ParentCo’s Household Products business from ParentCo and the transfer of those assets (including the equity interests of certain subsidiaries) and liabilities to New Energizer;

•	the issuance of 100% of our issued and outstanding common stock to ParentCo in connection with the separation;

•	our anticipated post-separation capital structure which includes proceeds from the $[—] in additional indebtedness that we expect to assume, as described in this information statement; and

•	the impact of, and transactions contemplated by, the separation and distribution agreement, the transition services agreement and the tax sharing and indemnification agreement between us and ParentCo and the provisions contained therein.

The pro forma adjustments are based on available information and assumptions our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Combined Condensed Financial Statements do not reflect all of the costs of operating as a standalone company, including possible higher information technology, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a standalone company. Only costs that management has determined to be factually supportable and recurring are included as pro forma adjustments, including the items described above. Incremental costs and expenses associated with operating as a standalone company, which are not reflected in the accompanying pro forma combined condensed financial statements, are not practicable to estimate as of the date of this filing.

Subject to the terms of the separation agreement, we will generally pay [—]% of the nonrecurring third-party costs and expenses related to the separation and incurred by us or ParentCo prior to the separation date. Such nonrecurring amounts are expected to include costs to separate and/or duplicate information technology systems, investment banker fees, outside legal and accounting fees, debt issuance and other similar costs. After the separation, subject to the terms of the separation agreement, all costs and expenses related to the separation incurred by either ParentCo or us will be borne by the party incurring the costs and expenses. Nonrecurring costs associated with the separation, which we expect to include in our income within one year after the separation, are estimated to be approximately $[—] before-tax.

The Unaudited Pro Forma Combined Condensed Statements of Earnings for the three months ended December 31, 2014 have been prepared as though the separation occurred on October 1, 2014, the first day of fiscal year 2015. The Unaudited Pro Forma Combined Condensed Statements of Earnings for the year ended September 30, 2014 have been prepared as though the separation occurred on October 1, 2013, the first day of fiscal year 2014. The Unaudited Pro Forma Combined Condensed Balance Sheet at December 31, 2014 has been prepared as though the separation occurred on December 31, 2014. The Unaudited Pro Forma Combined Condensed Financial Statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The Unaudited Pro Forma Combined Condensed Financial Statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The Unaudited Pro Forma Combined Condensed Financial Statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this information statement.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

	Historical New Energizer	Pro Forma Separation Adjustments	Pro Forma for Separation
Net sales	$501.3	[—]	[—]
Cost of products sold	267.5	[—]	[—]

Gross profit	$233.8	[—]	[—]
Selling, general and administrative expense	110.6	[—]	[—]
Advertising and sales promotion expense	34.4	[—]	[—]
Research and development expense	6.2	[—]	[—]
2013 restructuring	(9.6)	[—]	[—]
Spin restructuring	1.1	[—]	[—]
Interest expense	12.5	[—]	[—]
Other financing items, net	(2.8)	[—]	[—]

Earnings before income taxes	$81.4	[—]	[—]
Income taxes	19.7	[—]	[—]

Net earnings	$61.7	[—]	[—]

UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Historical New Energizer	Pro Forma Separation Adjustments	Pro Forma for Separation
Net sales	$1,840.4	[—]	[—]
Cost of products sold	990.0	[—]	[—]

Gross profit	$850.4	[—]	[—]
Selling, general and administrative expense	391.3	[—]	[—]
Advertising and sales promotion expense	121.7	[—]	[—]
Research and development expense	25.3	[—]	[—]
2013 restructuring	43.5	[—]	[—]
Interest expense	52.7	[—]	[—]
Other financing items, net	0.7	[—]	[—]

Earnings before income taxes	$215.2	[—]	[—]
Income taxes	57.9	[—]	[—]

Net earnings	$157.3	[—]	[—]

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2014

	Historical New Energizer	Pro Forma Separation Adjustments	Pro Forma for Separation
Assets
Current assets
Cash	$92.5	[—]	[—]
Trade receivables, net	202.7	[—]	[—]
Inventories	263.6	[—]	[—]
Other current assets	154.3	[—]	[—]

Total current assets	713.1	[—]	[—]
Property, plant and equipment, net	221.3	[—]	[—]
Goodwill	36.5	[—]	[—]
Other intangible assets, net	79.2	[—]	[—]
Long term deferred tax asset	69.4	[—]	[—]
Other assets	42.8	[—]	[—]

Total assets	$1,162.3	[—]	[—]

Liabilities and Equity
Current liabilities
Accounts payable	$153.2	[—]	[—]
Other current liabilities	180.1	[—]	[—]

Total current liabilities	333.3	[—]	[—]
Other liabilities	91.5	[—]	[—]

Total liabilities	424.8	[—]	[—]

Equity
Parent company investment and accumulated other comprehensive loss	737.5	[—]	[—]

Total equity	737.5	[—]	[—]

Total liabilities and equity	$1,162.3	[—]	[—]

BUSINESS

Our Company

New Energizer, through its worldwide operating subsidiaries, is one of the world’s largest manufacturers and marketers of batteries and lighting products. New Energizer manufactures, markets and/or licenses one of the most extensive product portfolios of household batteries, specialty batteries and portable lighting in the world.

New Energizer is the beneficiary of over 100 years of expertise in the battery and portable lighting products industries. Our brand names, Energizer and Eveready, have worldwide recognition for innovation, quality and dependability, and are marketed and sold around the world.

Our product portfolio includes batteries manufactured using many technologies including lithium, alkaline, carbon zinc, nickel metal hydride, zinc air, and silver oxide. These products are sold under the Energizer and Eveready brands in the performance, premium and price segments and include primary, rechargeable, specialty and hearing aid products. In addition, New Energizer has an extensive line of lighting products designed to meet a breadth of consumer needs. We distribute, market, and/or license lighting products including headlights, lanterns, kid’s lights, and area lights. In addition to the Energizer and Eveready brands, we market our flashlights under the Hard Case, Dolphin, and Weather Ready sub-brands.

Our Reporting Segments

While consumers can buy our products around the globe, New Energizer organizes its business into four geographic reportable segments:

•	North America, which is comprised of the U.S. and Canada;

•	Latin America, which includes our markets in Mexico, the Caribbean, Central America and South America;

•	Europe, Middle East and Africa (“EMEA”); and

•	Asia Pacific, which is comprised of our markets in Asia, Australia and New Zealand.

The following table presents the total segment net sales attributable to each reportable segment for the quarters ended December 31, 2014 and December 31, 2013 and the last three fiscal years. See Note 2, “Segments,” to our Unaudited Combined Condensed Financial Statements and Note 15, “Segment Information,” to our historical Combined Financial Statements, respectively, for information regarding net sales by reportable segment.

	For the three months ended December 31,		For the year ended September 30,
	2014	2013	2014	2013	2012
Net Sales
North America	$251.4	$293.3	$909.2	$1,041.9	$1,103.4
Latin America	38.3	45.3	162.1	182.0	183.1
EMEA	125.9	135.9	419.1	423.3	431.6
Asia Pacific	85.7	94.1	350.0	365.0	369.6

Total net sales	$501.3	$568.6	$1,840.4	$2,012.2	$2,087.7

For the three months ended December 31, 2014

North America

Our North America segment had net sales of $251.4 in the quarter ended December 31, 2014 and contributed approximately 50% of our net sales and approximately 53% of segment profit for the quarter. Sales in the U.S. represent a significant majority of sales in the North America segment.

Latin America

Our Latin America segment is made up of markets in Mexico, the Caribbean, Central America and South America, including Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay, Bolivia, Puerto Rico and Venezuela. The Latin America segment had net sales of $38.3 in the quarter ended December 31, 2014 and contributed approximately 8% of our net sales and approximately 4% of segment profit for the quarter.

Europe, Middle East and Africa

Our EMEA segment is made up of markets in Europe, the Middle East and Africa, including the United Kingdom, the Nordic countries, France, Spain, Italy, Germany, Switzerland, Poland, as well as Egypt, South Africa, Dubai, Russia and a number of other countries across the region. The EMEA segment had net sales of $125.9 in the quarter ended December 31, 2014 and contributed approximately 25% of our net sales and approximately 26% of segment profit for the quarter.

Asia Pacific

The Asia Pacific segment is comprised of our markets in Australia, New Zealand and across Asia, including Korea, Malaysia, the Philippines, China/Taiwan/Hong Kong, Indonesia, Singapore, Thailand, and other markets in Asia. The Asia Pacific segment had net sales of $85.7 in the quarter ended December 31, 2014 and contributed approximately 17% of our net sales and approximately 17% of segment profit for the quarter.

For the year ended September 30, 2014

North America

Our North America segment had net sales of $909.2 in fiscal year 2014 and contributed approximately 49% of our net sales and approximately 59% of segment profit in fiscal year 2014. Sales in the U.S. represent a significant majority of sales in the North America segment.

Latin America

Our Latin America segment is made up of markets in Mexico, the Caribbean, Central America and South America, including Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay, Bolivia, Puerto Rico and Venezuela. The Latin America segment had net sales of $162.1 in fiscal year 2014 and contributed approximately 9% of our net sales and approximately 6% of segment profit in fiscal year 2014.

Europe, Middle East and Africa

Our EMEA segment is made up of markets in Europe, the Middle East and Africa, including the United Kingdom, the Nordic countries, France, Spain, Italy, Germany, Switzerland, Poland, as well as Egypt, South Africa, Dubai, Russia and a number of other countries across the region. The EMEA segment had net sales of $419.1 in fiscal year 2014 and contributed approximately 23% of our net sales and approximately 14% of segment profit in fiscal year 2014.

Asia Pacific

The Asia Pacific segment is comprised of our markets in Australia, New Zealand and across Asia, including Korea, Malaysia, the Philippines, China/Taiwan/Hong Kong, Indonesia, Singapore, Thailand, and other markets in Asia. The Asia Pacific segment had net sales of $350.0 in fiscal year 2014 and contributed approximately 19% of our net sales and approximately 22% of segment profit in fiscal year 2014.

Our Products

Today, New Energizer offers batteries using many technologies including lithium, alkaline, carbon zinc, nickel metal hydride, zinc air, and silver oxide. These products are sold under the Energizer and Eveready brands in the performance, premium and price segments and include primary, rechargeable, specialty and hearing aid products. In addition, New Energizer has an extensive line of lighting products designed to meet a breadth of consumer needs. We distribute, market, and/or license lighting products including headlights, lanterns, kid’s lights and area lights. In addition to the Energizer and Eveready brands, we market our flashlights under the Hard Case, Dolphin, and Weather Ready sub-brands. In addition to batteries and portable lights, New Energizer licenses the Energizer and Eveready brands to companies developing consumer solutions in gaming, automotive batteries, portable power for critical devices (like smart phones), LED light bulbs and other lighting products.

New Energizer has a long history of innovation within our categories. Since our commercialization of the first dry-cell battery in 1893 and the first flashlight in 1899, we have been committed to developing and marketing new products to meet evolving consumer needs and consistently advancing battery technology as the universe of devices powered by batteries has evolved. Over the past 100+ years we have developed or brought to market:

•	the first flashlight;

•	the first mercury-free alkaline battery;

•	the first mercury-free hearing aid battery;

•	Energizer Ultimate Lithium, the world’s longest-lasting AA and AAA battery for high-tech devices; and

•	our latest innovation, Energizer EcoAdvanced™. Energizer EcoAdvanced™ is the world’s first high performance AA battery made with 4% recycled batteries.

Our approach is grounded in meeting the needs of consumers. In household batteries, we offer a broad portfolio of batteries that deliver long-lasting performance, reliability and quality, which we believe provide consumers the best overall experience.

In addition to primary battery technology we offer consumers primary rechargeable options, as well as hearing aid and specialty batteries. This broad portfolio allows us to penetrate a wide range of markets and consumer segments.

There are numerous and varied types of devices that require batteries, including:

•	toys and gaming controllers;

•	flashlights, clocks, radios, remotes and smoke detectors;

•	wireless computer input devices (such as, keyboards and mice);

•	smart home automation; and

•	medical and fitness devices.

Our technically advanced line of portable lighting products is designed to meet a breadth of consumer needs, from outdoor activities to emergency situations. With our experience and insight, we are bringing lighting solutions to market that are designed to enhance the lives of consumers worldwide. Our portable lighting portfolio focuses on:

•	headlights that deliver performance, mobility and improved vision;

•	Energizer with Light Fusion Technology, which is a combination of new technology and creative design ideas to make our most powerful and portable light ever;

•	our Dolphin brand, which is designed for a range of outdoor and work activities, is impact resistant and waterproof and floats;

•	our line of lanterns and area lights, which are a safe, reliable way to provide area illumination where it is needed; and

•	our Hard Case professional line of solutions for do-it-yourself and professional users.

The table below sets forth our net sales by product class for the quarters ended December 31, 2014 and December 31, 2013 and the last three fiscal years ended:

	For the three months ended December 31,		For the year ended September 30,
	2014	2013	2014	2013	2012
Net Sales
Alkaline batteries	$327.9	$370.5	$1,167.6	$1,241.0	$1,263.4
Other batteries and lighting products	173.4	198.1	672.8	771.2	824.3

Total net sales	$501.3	$568.6	$1,840.4	$2,012.2	$2,087.7

ParentCo Products

Following the separation, ParentCo will retain the products associated with its personal care division, including wet shave, skin care, feminine care and infant products.

•	In wet shave, ParentCo will continue to manufacture and distribute Schick® and Wilkinson Sword® razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women under the Edge® and Skintimate® brands. In the U.S., ParentCo will continue to sell key razor and blade brands, including shaving gels and creams under the Edge and Skintimate brands. ParentCo will also continue to manufacture, distribute and sell a complete line of private label and value-priced wet shaving disposable razors, shaving systems and replacement blades. These wet shave products are sold primarily under a retailer’s store name or under value brand names such as Personna® and GEM®.

•	In skin care, ParentCo will continue to market sun care products under the Banana Boat® and Hawaiian Tropic® brands. ParentCo will also continue to offer Wet Ones®, in the U.S. portable hand wipes category, and Playtex® household gloves.

•	In feminine care, ParentCo will continue to market products under the Playtex brand, and in the U.S., Canada and the Caribbean, under the Stayfree®, Carefree® and o.b.® brands. It will offer plastic applicator tampons under the Playtex Gentle Glide® and Playtex Sport® brands, and continue to sell Playtex Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene as well as pads, liners and tampons under the Stayfree, Carefree and o.b. brands in the U.S., Canada and the Caribbean.

•	In infant care, ParentCo will continue to market a broad range of products including bottles, cups, and mealtime products under the Playtex brand name. ParentCo will also continue to offer its Playtex Diaper Genie® brand of diaper disposal systems. ParentCo will also continue to market Litter Genie®, a waste disposal solution for cat owners originating from the Diaper Genie technology.

As of September 30, 2014, ParentCo estimates that the size of the portfolio of products to be retained by ParentCo will represent approximately 59% of the net sales relative to the overall product portfolio of ParentCo prior to separation, and the portfolio of products that will be transferred to New Energizer will represent approximately 41% of the pre-separation net sales.

Our Strengths

We possess a number of competitive advantages, including:

•	Universally recognized brands. Our reputation and the strength of our globally recognized Energizer and Eveready brands permit us to maintain strong market positions in our categories and to generate strong margins through the attractive pricing our brand strength currently permits us to enjoy.

•	Differentiated product portfolio. Our extensive range of battery technologies, including lithium and carbon zinc technologies, allows us to service a wide range of markets, and meet the unique needs of diverse consumers around the world, including household needs such as recreational activities, weather preparedness, and home improvement.

•	Strong market positions across the globe. Our brands maintain strong market shares around the globe, and we strive to have one of the strongest brands in the markets where we compete.

•	Focus on cost management. We believe our success with our multi-year working capital initiative and the success of our recent restructuring project have created a culture that will facilitate a relentless focus on costs and productivity improvements into the future.

•	Strong management team with a demonstrated commitment to disciplined operations. Led by Alan R. Hoskins, who has more than 30 years’ experience in our industry, our leadership team brings a wealth of experience in the global consumer products industry. Our leadership team is made up of individuals who were integral in overseeing our cost reductions and restructuring projects and have evidenced their ability to operate a disciplined, focused and results-driven enterprise.

Our Strategies

We believe that we will be attractively positioned to:

•	Build our business through increased distribution and investment in effective category fundamentals. Our philosophy is that if we help our retail partners grow their categories of product offerings, we will benefit both through increased sales and better long-term customer relationships. Our sales teams have extensive experience and can provide valuable shopper insights that can greatly benefit our retailer customers. We also expect that increasing our selective use of distribution arrangements will permit our distributor partners to continue selling and building our brands in markets where our footprint requires a more limited presence.

•	Strengthen and support our brands through relevant, consumer-led marketing innovation. Continuing to innovate will be critical to the success of our business. We plan to use our decades of experience in product development, marketing and promotional efforts to work collaboratively with our customers on targeted advances and improvements, both in our primary product offerings and in related areas such as packaging and distribution, to make life better for consumers that use our products.

•	Maintain our relentless focus on challenging costs across the enterprise. Prior to the separation ParentCo implemented a significant multi-year restructuring project and working capital initiative, both of which have been substantially completed with respect to New Energizer. We plan to constantly challenge costs in our business to strive for an optimized cost structure.

•	Bolster free cash flow to deliver long-term value to all our stakeholders. We believe that the strategies outlined above will allow us to generate significant free cash flow that we can use to deliver enhanced value to shareholders through dividends, share repurchases, reinvestment in our business and future acquisition opportunities.

While we have set forth our competitive strengths and strategies above, our business involves numerous risks and uncertainties that may prevent us from executing our strategies. These include, among others, risks relating to: global economic conditions; the development of new products in a timely manner and at favorable margins; our highly competitive industry; our reliance on our Energizer and Eveready leading brands; changes in technology and device trends; our international operations, including currency fluctuations; the restructuring of our operations and uncertainty with respect to our ability to achieve estimated cost savings; increasing regulations in the United States and abroad; tax contingencies; changes in production costs, including raw material prices; changes in our leadership team; and our pension plans. For a more complete description of the risks associated with our business, see “Risk Factors.”

Our Industry

Our business is highly competitive, both in the U.S. and on a global basis. As a large manufacturer with global operations, we compete for consumer acceptance and, increasingly, limited retail shelf space. Competition is based upon brand perceptions, product performance, customer service and price. Additionally, an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this has and could continue to create a negative impact on the demand for primary batteries. This trend, coupled with aggressive competitive activity in the U.S. and other markets, has and could continue to put additional pressure on our results going forward.

In household batteries, New Energizer offers batteries using carbon zinc, alkaline, lithium, nickel metal hydride, zinc air, and silver oxide. These products are sold under the Energizer and Eveready brands in the performance, premium and price segments and include primary, rechargeable, specialty and hearing aid products. In the higher-price premium and performance market segments, characterized by the alkaline and lithium technologies, our principal competitor in North America is Duracell International, Inc. Duracell, which primarily produces batteries using alkaline technology, is also a significant competitor in Latin America, Asia and EMEA. In the price-conscious market segment, characterized by alkaline and carbon zinc technologies, we compete with a number of local country and regional manufacturers of private-label, or “non-branded,” batteries, as well as branded battery manufacturers such as Spectrum Brands, Inc. and Panasonic Corporation, primarily in Latin America, Asia and EMEA.

Alkaline and lithium batteries are generally both more technologically advanced and generally more expensive, with a longer battery life, than carbon zinc batteries. Our sales in North America, Europe and more developed economies throughout the world are concentrated in alkaline batteries.

We believe that private-label, or “non-branded,” sales by large retailers also have an impact on the market in some parts of the world, particularly in certain European markets such as Germany, France and Spain.

To compete more effectively, following the separation we intend to increase our use of exclusive and non-exclusive third-party distributors and wholesalers, and decrease or eliminate our business operations in certain countries, consistent with our international go-to-market strategy. We expect the revenue impact of eliminating business operations in certain countries to be less than 2% of our total net sales and the segment profit impact is not expected to be material to New Energizer. Along with ParentCo, we also plan to execute certain restructuring initiatives in order to prepare to operate as a standalone entity. These restructuring initiatives will include efforts to (i) adapt the global go-to-market footprint to adjust to our future strategies and scale of each standalone business; (ii) centralize certain back-office functions to increase efficiencies; (iii) outsource certain non-core transactional activities; and (iv) reduce headcount to optimize the cost structures of each standalone business. These restructuring initiative savings are targeted to offset incremental costs expected to be incurred to develop the standalone organizations.

Sales and Distribution

We distribute our products to consumers through numerous retail locations worldwide, including mass merchandisers and warehouse clubs, food, drug and convenience stores, electronics specialty stores and department stores, hardware and automotive centers, military stores and ecommerce. Although a large percentage of our sales are attributable to a relatively small number of retail customers, in fiscal year 2014 no one retail customer accounted for 10% or more of our annual sales.

Our products are marketed primarily through a direct sales force, but also through exclusive and non-exclusive distributors and wholesalers. In the U.S., New Energizer has separate dedicated commercial organizations. Outside of the U.S., ParentCo’s commercial teams currently market our full portfolio of product offerings, although in connection with the separation, we plan to establish separate, dedicated commercial organizations globally in the markets where we intend to utilize a direct sales force. We also plan to increase our use of exclusive and non-exclusive third-party distributors and wholesalers rather than directly selling product to our retail customers in certain markets. These markets currently account for less than 10% of SpinCo’s total fiscal 2014 sales.

Our products are sold through both “modern” and “traditional” trade. “Modern” trade, which is most prevalent in North America, Western Europe, and more developed economies throughout the world, generally refers to sales through large retailers with nationally or regionally recognized brands. “Traditional” trade, which is more common in developing markets in Latin America, Asia and EMEA, generally refers to sales by individuals or small retailers who may not have a national or regional presence.

Because of the short period between order and shipment date (generally less than one month) for most of our orders, the dollar amount of current backlog is not material and is not considered to be a reliable indicator of future sales volume. Generally, sales to our top customers are made pursuant to purchase orders and we do not have supply agreements or guarantees of minimum purchases from them. As a result, these customers may cancel their purchase orders or reschedule or decrease their level of purchases from us at any time.

Sources and Availability of Raw Materials

The principal raw materials used by New Energizer include electrolytic manganese dioxide, zinc, silver, nickel, acetylene black, graphite, steel cans, nylon, brass wire, separator paper, and potassium hydroxide. The prices and availability of these raw materials have fluctuated over time. We believe that adequate supplies of the raw materials required for our operations are available at the present time, although we cannot predict the future availability or prices of such materials. These raw materials are generally available from a number of different sources, and the prices of those raw materials are susceptible to currency fluctuations and price fluctuations due to transportation, government regulations, price controls, economic climate, or other unforeseen circumstances. In the past, we have not experienced any significant interruption in availability of raw materials. We believe we have extensive experience in purchasing raw materials in the commodity markets. From time to time, our management has purchased materials or entered into forward contracts for various ingredients to assure supply and to protect margins on anticipated sales volume.

Our Patents, Technology and Trademarks

We own thousands of Energizer and Eveready trademarks globally, which we consider of substantial importance and which are used individually or in conjunction with other New Energizer trademarks. Our ability to compete effectively in the battery and portable lighting categories depends, in part, on our ability to maintain the proprietary nature of technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing agreements. Currently, the Energizer trademark is registered in 170 countries, and the Eveready trademark is registered in 151 countries, including, in each case, in the United States. The actual number of Energizer and Eveready trademarks is currently over 3,500. We also own a number of patents, patent applications and other technology which we believe are significant to our business. These relate primarily to battery product and lighting device improvements and additional battery product features.

Upon the completion of the separation, we will own approximately 596 unexpired United States patents which have a range of expiration dates from July 2015 to August 2032, and approximately 62 United States patent applications pending. We expect to routinely prepare additional patent applications for filing in the United States. We also actively pursue foreign patent protection in a number of foreign countries. Upon the completion of the separation, we will own (directly or beneficially) approximately 1,277 foreign patents and approximately 182 patent applications pending in foreign countries.

Seasonality

Sales and operating profit for our business tend to be seasonal, with increased purchases of batteries by consumers and increases in retailer inventories during our fiscal first quarter. In addition, natural disasters such as hurricanes can create conditions that drive short-term increases in the need for portable power and lighting products and thereby increase our battery and flashlight sales.

Employees

Following the separation, we expect to have approximately 5,500 employees, including approximately 1,400 employees based in the U.S. Approximately 30 employees are unionized, primarily at our Marietta, Ohio facility. Overall, we consider our employee relations to be good.

Our Properties

Our principal executive office is in St. Louis, Missouri. Below is a list of our principal plants and facilities that are operational as of the date of filing. We believe that our production facilities are adequate to support our business and our properties and equipment have been well maintained.

North America

Asheboro, NC (an owned manufacturing plant and packaging facility)

Bennington, VT (an owned manufacturing plant)

Garrettsville, OH (an owned manufacturing plant)

Marietta, OH (an owned manufacturing plant)

Walkerton, Ontario, Canada (an owned packaging facility)

Westlake, OH (an owned research facility)

Asia

Bogang, People’s Republic of China (a leased manufacturing facility)

Cimanggis, Indonesia (an owned manufacturing facility on leased land)

Jurong, Singapore (an owned manufacturing facility on leased land)

Shenzhen, People’s Republic of China (a leased manufacturing facility)

Tianjin, People’s Republic of China (a leased manufacturing facility)

Ekala, Sri Lanka (a majority owned manufacturing facility)

Europe, Middle East, and Africa

Alexandria, Egypt (an owned manufacturing facility)

In addition to the properties identified above, we own and/or operate sales offices, regional offices, storage facilities, distribution centers and terminals and related properties.

Through our global supply chain and global manufacturing footprint, we strive to meet diverse consumer demands within each of the markets we serve. Our portfolio of household and specialty batteries and portable lighting products is distributed through a global sales force and global distributor model.

Governmental Regulations and Environmental Matters

Our operations are subject to various federal, state, foreign and local laws and regulations intended to protect public health and the environment.

We have received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that we have been identified as a “potentially responsible party,” or a “PRP,” under the Comprehensive Environmental Response, Compensation and Liability Act, and that we will be required to share in the cost of cleanup with respect to a number of federal “Superfund” sites. We may also be required to share in the cost of cleanup with respect to state-designated sites, and certain international locations, as well as any of our own properties.

The amount of our ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. For instance, in fiscal year 2014, we spent approximately $3 million on environmental remedial matters. However, current environmental spending estimates could be modified as a result of changes in our plans or our understanding of the underlying facts, changes in legal requirements, including any requirements related to global climate change, or other factors.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In addition, certain regulations have been enacted or are being considered in North America and certain European and Latin American countries with respect to battery recycling programs. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

Legal Proceedings

We are parties to a number of legal proceedings in various jurisdictions arising out of our business operations. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, we believe that our liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to our financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion is a summary of the key factors management considers necessary in reviewing New Energizer’s historical-basis results of operations, operating segment results, and liquidity and capital resources. Statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

You should read the following MD&A in conjunction with the audited Combined Financial Statements and corresponding notes and the Unaudited Pro Forma Combined Condensed Financial Statements and corresponding notes included elsewhere in this information statement. This MD&A contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

All amounts discussed are in millions of U.S. dollars, unless otherwise indicated.

Non-GAAP Financial Measures

While New Energizer reports financial results in accordance with accounting principles generally accepted in the U.S. (“GAAP”), this discussion includes certain non-GAAP financial measures. These non-GAAP measures, such as other non-GAAP comparatives in this discussion include operating results, organic sales, gross margin and other comparison changes, exclude such items as the impact of changes in foreign currency rates on a period over period basis versus the U.S. dollar, separation related costs and costs associated with restructuring activities. New Energizer believes these non-GAAP measures (which are accompanied by reconciliations to the comparable GAAP measures) provide a meaningful comparison to the corresponding reported period and assist investors in performing their analysis and provide investors with visibility into the underlying financial performance of New Energizer’s business. New Energizer believes that these non-GAAP measures are presented in such a way as to allow investors to more clearly understand the nature and amount of the adjustments to arrive at the non-GAAP measure. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. Further, these non-GAAP measures may differ from similarly titled measures presented by other companies.

The Separation

On April 30, 2014, ParentCo announced its intent to separate its Household Products and Personal Care businesses. The separation will occur by means of pro rata distribution to the ParentCo shareholders of 100% of the shares of common stock of New Energizer, which was formed to hold ParentCo’s Household Products business.

On [—], 2015, the ParentCo Board of Directors approved the distribution of all of New Energizer’s issued and outstanding shares of common stock on the basis of [—] share[s] of New Energizer common stock for every share of ParentCo common stock held as of the close of business on [—], 2015, the record date for the distribution.

Overview

General

New Energizer, through its worldwide operating subsidiaries, is one of the world’s largest manufacturers and marketers of primary batteries and lighting products. New Energizer manufactures, markets and/or licenses one of the most extensive product portfolios of household batteries, specialty batteries and portable lighting.

New Energizer is the beneficiary of over 100 years of expertise in the battery and portable lighting products industries. Its brand names, Energizer and Eveready, have worldwide recognition for innovation, quality and dependability, and are marketed and sold around the world.

New Energizer has a long history of innovation within our categories. Since our commercialization of the first dry-cell battery in 1893 and the first flashlight in 1899, we have been committed to developing and marketing new products to meet evolving consumer needs and consistently advancing battery technology as the universe of devices powered by batteries has evolved. Over the past 100+ years we have developed or brought to market:

•	the first flashlight;

•	the first mercury-free alkaline battery;

•	the first mercury-free hearing aid battery;

•	Energizer Ultimate Lithium, the world’s longest-lasting AA and AAA battery for high-tech devices; and

•	our latest innovation, Energizer EcoAdvanced™. Energizer EcoAdvanced™ is the world’s first high performance AA battery made with 4% recycled batteries.

Today, New Energizer offers batteries using many technologies including lithium, alkaline, carbon zinc, nickel metal hydride, zinc air, and silver oxide. These products are sold under the Energizer and Eveready brands in the performance, premium and price segments and include primary, rechargeable, specialty and hearing aid products. In addition, New Energizer has an extensive line of lighting products designed to meet a breadth of consumer needs. We distribute, market, and/or license lighting products including headlights, lanterns, kid’s lights and area lights. In addition to the Energizer and Eveready brands, we market our flashlights under the Hard Case, Dolphin, and Weather Ready sub-brands.

Through our global supply chain, global manufacturing footprint and seasoned commercial organization, we seek to meet diverse customer demands within each of the markets we serve. New Energizer distributes its portfolio of batteries and lighting products through a global sales force and global distributor model. We sell our products in multiple retail and business-to-business channels, including: mass merchandisers, club, electronics, food, home improvement, dollar store, auto, drug, hardware, convenience, sporting goods, hobby/craft, e-commerce, office, industrial, medical and catalogue.

In recent years, we have also focused on reducing our costs and improving our cash flow from operations. Our restructuring efforts and working capital initiative have resulted in substantial cost reductions and improved cash flows. These initiatives, coupled with our strong product margins over recent years, have significantly contributed to our results of operations and working capital position.

New Energizer manages its business in four geographic reportable segments: North America, Latin America, Europe, Middle East and Africa (“EMEA”), and Asia Pacific. Our four geographic segments have distinct characteristics that help New Energizer deliver its strategic objectives.

North America. The North America segment, including the United States and Canada, accounts for approximately 49% of global sales and 59% of segment profit in fiscal year 2014.

The competitive environment in the North America segment has remained intense over the past several years. As a result, we have experienced distribution gains and losses. At the end of fiscal year 2013, we lost distribution within two major U.S. retail customers which resulted in market share and net sales declines through fiscal quarter ended June 30, 2014.

Latin America. The Latin America segment, including Mexico, the Caribbean, Central America and South America, accounts for approximately 9% of global sales and 6% of segment profit in fiscal year 2014. Sales are distributed across the modern and traditional classes of trade. While carbon zinc battery sales continue to represent a sizeable portion of the overall market volume, consumption of higher priced alkaline batteries continues to grow. The Energizer and Eveready dual brand strength allows us to compete effectively by focusing on carbon zinc and alkaline product solutions under a premium brand and a price brand.

The inflationary environment across many Latin America countries, particularly Venezuela and Argentina, has resulted in increased SG&A costs over the past several years. However, we have been able to offset many of the cost increases through increased pricing.

EMEA. The EMEA segment accounts for approximately 23% of global sales and 14% of segment profit in fiscal year 2014. Premium and performance alkaline, as well as rechargeable battery penetration is high across many European markets, while carbon zinc represents the majority of the category volume in our Middle East and Africa markets. The Energizer and Eveready brands allow us to compete effectively across this diverse set of markets offering consumers and retailers a portfolio of products under a premium brand and a price brand.

The demand for private label batteries remains high in certain European markets, primarily Germany, France and Spain.

Asia Pacific. The Asia Pacific segment accounts for approximately 19% of global sales and 22% of segment profit in fiscal year 2014.

The Energizer and Eveready dual brand strength provides critical mass and category leadership in certain Asia Pacific markets as we are able to offer retailers and consumers a full portfolio of products both under a premium brand and a price brand.

We use the Energizer name and logo as our trademark as well as those of our subsidiaries. Product names appearing throughout are trademarks of New Energizer. This Management’s Discussion and Analysis of Financial Condition and Results of Operations also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Fiscal 2014 Summary

In fiscal 2014, New Energizer’s net earnings were $157.3.

Following is a summary of key fiscal year 2014 results. All comparisons are to fiscal 2013, unless otherwise noted.

•	Net sales down 8.5% (down 6.8% organically, as shown in the Financial Results section) due primarily to the loss of distribution in two U.S. retail customers during the fourth fiscal quarter of 2013;

•	Gross margin up 140 basis points as a percent of net sales driven by improvements realized from ParentCo’s 2013 restructuring project;

•	Selling, general and administrative expense (SG&A) as a percent of net sales increased 200 basis points versus prior year. SG&A as a percent of net sales increased 70 basis points versus prior year exclusive of separation related costs and restructuring related costs. SG&A as a percent of net sales was unfavorably impacted by the decline in net sales mentioned above.

2014 Developments

Restructuring Project

In November 2012, ParentCo’s Board of Directors authorized an enterprise-wide restructuring plan and delegated authority to ParentCo’s management to determine the final actions with respect to this plan (referred to as the “2013 restructuring project”). This initiative impacted both ParentCo’s Household Products and Personal Care businesses.

In January 2014, ParentCo’s Board of Directors authorized an expansion of scope of the previously announced 2013 restructuring project. As a result of the expanded scope of ParentCo’s restructuring efforts, the project is expected to generate additional savings and ParentCo expects to incur additional charges in order to execute the planned initiatives.

The 2013 restructuring project had a significant effect on New Energizer. Through September 30, 2014, New Energizer estimates that gross restructuring savings totaled approximately $185 since the inception of the project. New Energizer expects to achieve over $190 of savings through June 30, 2015 and total annual project savings of $200 through the end of fiscal 2016. New Energizer does not expect to incur significant additional costs associated with the 2013 restructuring project.

Total pre-tax restructuring charges attributed to New Energizer since the inception of the project and through September 30, 2014, have totaled approximately $174. For the twelve months ended September 30, 2014, New Energizer recorded $43.5 in pre-tax restructuring charges related to the 2013 restructuring project as compared to $123.9 in the prior fiscal year. Restructuring charges were reflected on a separate line in the Combined Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $1.0 and $6.1 associated with certain inventory obsolescence charges were recorded within Cost of products sold and $5.9 and $2.6 associated with information technology enablement activities were recorded within SG&A on the Combined Statements of Earnings and Comprehensive Income for the twelve months ended September 30, 2014 and 2013, respectively. These inventory obsolescence and information technology costs are considered part of the total project costs incurred for the restructuring project.

Spin Costs

ParentCo is incurring incremental costs to evaluate, plan and execute the separation, and New Energizer is allocated a pro rata portion of those costs. ParentCo estimates total spin costs through the close of the separation will be approximately $350 to $425 on a pre-tax basis, of which approximately $170 to $200 will be allocated to New Energizer. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction. These additional costs could be significant. For the twelve months ended September 30, 2014, ParentCo has incurred $44.7 in pre-tax spin costs, of which $21.3 of the pre-tax charges were allocated to New Energizer and recorded in SG&A on the Combined Statements of Earnings and Comprehensive Income.

Pension and Post-Retirement Benefit

Certain New Energizer employees participate in defined benefit pension plans (“Shared Plans”) sponsored by ParentCo, which include participants of other ParentCo subsidiaries. For purposes of these standalone financial statements, New Energizer accounts for Shared Plans as multiemployer benefit plans. Accordingly, New Energizer does not record an asset or liability to recognize the funded status of the Shared Plans. However, the related pension expenses allocated to New Energizer are based primarily on pensionable compensation of active participants.

Certain of ParentCo’s plans that are specific to New Energizer (“Direct Plans”) are accounted for as defined benefit pension plans. Accordingly, the funded and unfunded position of each Direct Plan is recorded in the Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist. The funded status of the Direct Plans can change from year to year, but the assets of the funded plans have been sufficient to pay all benefits that came due in each of fiscal 2014, 2013, and 2012.

Financial Results

For the year ended September 30, 2014, net earnings were $157.3 compared to net earnings of $114.9 in fiscal 2013 and $187.0 in fiscal 2012.

Net earnings for each fiscal year were impacted by certain items related to restructuring and separation as shown in the table below. The impacts of these items on the reported net earnings are provided below as a reconciliation of net earnings to adjusted net earnings which are non-GAAP measures.

	For The Years Ended September 30,
	2014	2013	2012
Net Earnings	$157.3	$114.9	$187.0
Impacts, net of tax: expense (income)
2013 restructuring and related costs, net (1)	34.1	86.5	4.1
Spin costs	16.5	—	—
Prior restructuring	—	—	(5.7)

Net Earnings—adjusted (Non-GAAP)	$207.9	$201.4	$185.4

(1)	Includes net of tax costs of $0.8 and $3.8 associated with certain inventory obsolescence and $3.7 and $1.6 associated with information technology enablement activities for the years ended September 30, 2014 and 2013, respectively, recorded within Cost of products sold and SG&A on the Combined Statements of Earnings and Comprehensive Income, respectively. These inventory obsolescence and information technology costs are considered part of the total project costs incurred for the restructuring project.

Net Sales—Total

For the Years Ended September 30,

	2014	% Chg	2013	% Chg	2012
Net sales—prior year	$2,012.2		$2,087.7		$2,195.9
Organic	(136.9)	-6.8%	(59.5)	-2.8%	(70.5)
Impact of currency movements	(34.9)	-1.7%	(16.0)	-0.8%	(37.7)

Net sales—current year	$1,840.4	-8.5%	$2,012.2	-3.6%	$2,087.7

Net sales for the year ended September 30, 2014 decreased 8.5%, inclusive of a 1.7% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales declined 6.8% due primarily to reduced volumes as a result of:

•	loss of distribution, resulting in lower sales, within two U.S. retail customers (which occurred in the fourth quarter of fiscal 2013) which accounted for approximately 5% of the total organic net sales decline;

•	continued household battery category volume declines due in part to more devices using built-in rechargeable battery systems; and

•	hurricane response storm volumes that occurred in fiscal 2013 but did not repeat in fiscal 2014 which accounted for approximately 1% of the total organic net sales decline.

Net sales for the year ended September 30, 2013 decreased 3.6%, inclusive of a 0.8% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales declined 2.8% due primarily to reduced volumes as a result of:

•	the loss of distribution, resulting in lower sales, within two U.S. retail customers (which occurred in the fourth quarter of fiscal 2013), which accounted for approximately 2% of the total organic net sales decline; and

•	continued household battery category declines due in part to more devices using built-in rechargeable battery systems.

For further discussion regarding net sales in each of our geographic segments, including a summary of reported versus organic changes, please see the section titled “Segment Results” provided below.

Gross Profit

Gross profit dollars were $850.4 in fiscal 2014, $901.9 in fiscal 2013 and $894.1 in fiscal 2012. The decrease in gross profit in fiscal 2014 as compared to fiscal 2013 was due primarily to the decline in net sales mentioned earlier and unfavorable foreign currency movements.

Gross margin as a percent of net sales for fiscal 2014 was 46.2%, up 140 basis points as compared to fiscal 2013. The increase was driven by the favorable impact of the 2013 restructuring project.

Gross margin as a percent of net sales for fiscal 2013 was 44.8%, up approximately 200 basis points as compared to fiscal 2012. This increase was driven by the favorable impact of the 2013 restructuring project and lower product input costs.

Selling, General and Administrative

SG&A expenses were $391.3 in fiscal 2014, or 21.3% of net sales as compared to $387.7, or 19.3% of net sales for fiscal 2013 and $416.1, or 19.9% of net sales for fiscal 2012. Included in SG&A in fiscal 2014 was $21.3 of pre-tax separation related charges. New Energizer incurred, and will continue to incur, incremental costs to evaluate, plan and execute the transaction. In addition, there was $5.9 of pre-tax information technology enablement costs directly associated with our restructuring initiatives recorded within SG&A during fiscal 2014. Similarly, fiscal years 2013 and 2012 included $2.6 and zero, respectively, of pre-tax information technology enablement costs directly associated with our restructuring initiatives that were recorded within SG&A. Excluding the impacts of these items, SG&A as a percent of net sales was 19.8% in fiscal 2014 as compared to 19.1% in fiscal 2013.

Advertising and Sales Promotion

For fiscal 2014, advertising and sales promotion expense (A&P) was $121.7, down $5.7 as compared to fiscal 2013. A&P as a percent of net sales was 6.6% for fiscal 2014 and was 6.3% and 5.3% in fiscal years 2013 and 2012, respectively. The higher level of A&P spending as a percentage of net sales in fiscal years 2014 and 2013 was due to the increase in overall strategic brand support initiative spending. A&P expense may vary from year to year due to new product launches, strategic brand support initiatives, the overall competitive environment, and the type of A&P spending.

Research and Development

Research and development (R&D) expense was $25.3 in fiscal 2014, $29.7 in fiscal 2013 and $41.8 in fiscal 2012. The decreases in fiscal years 2014 and 2013 were due primarily to cost reductions as a result of our 2013 restructuring project. As a percent of net sales, R&D expense was 1.4% in fiscal 2014, 1.5% in fiscal 2013 and 2.0% in fiscal 2012.

Interest and Other Financing Items, Net

Interest expense for fiscal 2014 was $52.7, a decrease of $15.4 as compared to fiscal 2013 due to lower allocated interest costs from ParentCo based on their lower average debt outstanding. Interest expense for fiscal 2013 was $68.1, a decrease of $0.8 as compared to fiscal 2012.

Other financing, net was $0.7 in fiscal 2014 reflecting the net impact of hedging contract gains and interest income offset by revaluation losses on nonfunctional currency balance sheet exposures. In fiscal 2013, Other financing, net was $3.1 due largely to a loss of $1.9 related to the termination of certain commodity derivative contracts.

Income Taxes

Income taxes, which include federal, state and foreign taxes, were 26.9%, 29.1% and 27.4% of earnings before income taxes in fiscal 2014, 2013 and 2012, respectively.

For fiscal 2014, the effective tax rate was 26.9%, which was favorably impacted by costs related to the proposed separation and the 2013 restructuring project. Both of these charges were primarily incurred in the U.S., which has resulted in a higher tax benefit as compared to our overall global effective tax rate. In addition, the effective tax rate was favorably impacted by the mix of countries from which earnings were derived as foreign earnings increased in lower tax rate countries, most significantly Singapore.

For fiscal 2013, the effective tax rate was 29.1%, which was favorably impacted by costs associated with our 2013 restructuring project that have been primarily incurred in the U.S., which has resulted in a higher tax benefit as compared to our overall global effective tax rate, and to a lesser extent, the favorable impact of items such as the retroactive reinstatement of the R&D credit.

For fiscal 2012, the effective tax rate was 27.4%, which was favorably impacted by the mix of countries from which earnings were derived as foreign earnings increased in lower tax rate countries, most significantly Singapore.

New Energizer’s effective tax rate is highly sensitive to the mix of countries from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or foreign operating losses in the future could increase future tax rates.

Segment Results

Operations for New Energizer are managed via four major geographic segments – North America, Latin America, EMEA and Asia Pacific. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring initiatives, including the 2013 restructuring project detailed above, business realignment activities, research & development costs, amortization of intangible assets and other items determined to be corporate in nature. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion of substantially all restructuring and realignment costs from segment results reflects management’s view on how it evaluates segment performance.

New Energizer’s operating model includes a combination of standalone and shared business functions between the geographic segments, varying by country and region of the world. Shared functions include IT and finance shared service costs. New Energizer applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

Certain costs previously allocated to the Household Product segment within ParentCo’s segment reporting have been reflected as corporate within New Energizer’s segment reporting. These amounts for the fiscal years ended September 30, 2014, 2013 and 2012 were $20.7, $21.8 and $29.1, respectively. This reflects management’s view as to how our costs will be managed as a standalone company.

This structure is the basis for New Energizer’s reportable operating segment information, as included in the tables in Note 15 of the Notes to Combined Financial Statements for the fiscal years ended September 30, 2014, 2013 and 2012.

For the fiscal years ended September 30, 2014 and 2013, New Energizer recorded $43.5 and $123.9, respectively, in pre-tax restructuring charges related to the 2013 restructuring project. Restructuring charges are reported on a separate line in the Combined Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $1.0 and $6.1 associated with certain inventory obsolescence charges were recorded within Cost of products sold and $5.9 and $2.6 associated with information technology enablement activities were recorded within SG&A on the Combined Statements of Earnings and Comprehensive Income for the twelve months ended September 30, 2014 and 2013, respectively. These inventory obsolescence and information technology costs are considered part of the total project costs incurred for the restructuring project. In fiscal 2012, New Energizer recorded $6.5 of charges for the 2013 restructuring project related to consulting costs. See Note 3 of the Notes to Combined Financial Statements.

ParentCo is incurring incremental costs to evaluate, plan and execute the separation, and New Energizer is allocated a pro rata portion of those costs. ParentCo estimates total spin costs through the close of the separation will be approximately $350 to $425 on a pre-tax basis, of which approximately $170 to $200 will be allocated to New Energizer. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction. These additional costs could be significant. For the twelve months ended September 30, 2014, ParentCo has incurred $44.7 in pre-tax spin costs, of which $21.3 of the pre-tax charges were allocated to New Energizer and recorded in SG&A on the Combined Statements of Earnings and Comprehensive Income.

For the fiscal year ended September 30, 2012, our prior restructuring activities generated pre-tax income of $6.8 due to the gain on the sale of our former battery manufacturing facility in Switzerland, which was shut down in fiscal 2011. This gain was $12.8. This gain was partially offset by additional restructuring costs of $6.0. These costs, net of the gain on the sale of the former manufacturing facility in fiscal 2012, are included as a separate line item on the Combined Statements of Earnings and Comprehensive Income. See Note 3 of the Notes to Combined Financial Statements.

Net Sales

For the Years Ended September 30,

	2014	% Chg	2013	% Chg	2012
North America
Net sales—prior year	$1,041.9		$1,103.4		$1,133.3
Organic	(127.2)	-12.2%	(61.0)	-5.6%	(27.9)
Impact of currency	(5.5)	-0.5%	(0.5)	0.0%	(2.0)

Net sales—current year	$909.2	-12.7%	$1,041.9	-5.6%	$1,103.4

Latin America
Net sales—prior year	$182.0		$183.1		$181.8
Organic	(1.6)	-0.8%	7.4	4.0%	9.5
Impact of currency	(18.3)	-10.1%	(8.5)	-4.6%	(8.2)

Net sales—current year	$162.1	-10.9%	$182.0	-0.6%	$183.1

EMEA
Net sales—prior year	$423.3		$431.6		$472.9
Organic	(5.6)	-1.3%	(2.9)	-0.6%	(21.2)
Impact of currency	1.4	0.3%	(5.4)	-1.3%	(20.1)

Net sales—current year	$419.1	-1.0%	$423.3	-1.9%	$431.6

Asia Pacific
Net sales—prior year	$365.0		$369.6		$407.9
Organic	(2.5)	-0.7%	(3.0)	-0.8%	(30.9)
Impact of currency	(12.5)	-3.4%	(1.6)	-0.4%	(7.4)

Net sales—current year	$350.0	-4.1%	$365.0	-1.2%	$369.6

Total Net Sales
Net sales—prior year	$2,012.2		$2,087.7		$2,195.9
Organic	(136.9)	-6.8%	(59.5)	-2.8%	(70.5)
Impact of currency	(34.9)	-1.7%	(16.0)	-0.8%	(37.7)

Net sales—current year	$1,840.4	-8.5%	$2,012.2	-3.6%	$2,087.7

Net sales for the twelve months ended September 30, 2014 decreased 8.5%, inclusive of a 1.7% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales declined 6.8%.

•	North America net sales declined 12.7% versus the prior fiscal year, inclusive of a 0.5% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 12.2% due primarily to the loss of distribution within two U.S. retail customers (which occurred in the fourth fiscal quarter of fiscal 2013), continued household battery category declines and hurricane response storm volumes that occurred in fiscal 2013 but did not repeat in fiscal 2014.

•	Latin America net sales declined 10.9% versus the prior fiscal year, inclusive of a 10.1% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 0.8% as pricing gains across several markets were offset by volume declines due primarily to inventory import restrictions in Argentina and Venezuela.

•	EMEA net sales declined 1.0% versus the prior fiscal year, inclusive of a 0.3% benefit due to favorable currency movements. Excluding the impact of currency movements, organic net sales declined 1.3% due to continued household battery category declines.

•	Asia Pacific net sales declined 4.1% versus the prior fiscal year, inclusive of a 3.4% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 0.7% due to continued household battery category declines and increased competitive pressures.

Net sales for the twelve months ended September 30, 2013 decreased 3.6%, inclusive of a 0.8% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales declined 2.8%.

•	North America net sales declined 5.6% versus the prior fiscal year due primarily to the loss of distribution within two U.S. retail customers (which occurred in the fourth fiscal quarter of fiscal 2013), continued household battery category declines and the exiting of certain non-core product lines earlier in fiscal 2013 (as part of the 2013 restructuring project).

•	Latin America net sales declined 0.6% versus the prior fiscal year, inclusive of a 4.6% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales increased 4.0% due to pricing gains across several markets.

•	EMEA net sales declined 1.9% versus the prior fiscal year, inclusive of a 1.3% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 0.6% as distribution gains in certain markets (Germany and Russia) were offset by overall household battery declines in the EMEA segment.

•	Asia Pacific net sales declined 1.2% versus the prior fiscal year, inclusive of a 0.4% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 0.8% as distribution gains in Australia were offset by continued household battery category declines and increased competitive pressures.

Segment Profit

For the Years Ended September 30,

	2014	% Chg	2013	% Chg	2012
North America
Segment Profit—prior year	$307.1		$302.9		$288.2
Operations	(39.2)	-12.8%	4.5	1.5%	16.1
Impact of currency	(4.0)	-1.3%	(0.3)	-0.1%	(1.4)

Segment Profit—current year	$263.9	-14.1%	$307.1	1.4%	$302.9

Latin America
Segment Profit—prior year	$32.9		$32.3		$27.6
Operations	5.0	15.2%	6.2	19.2%	9.1
Impact of currency	(11.5)	-35.0%	(5.6)	-17.3%	(4.4)

Segment Profit—current year	$26.4	-19.8%	$32.9	1.9%	$32.3

EMEA
Segment Profit—prior year	$49.9		$50.4		$52.3
Operations	11.5	23.0%	3.7	7.3%	9.1
Impact of currency	—	0.0%	(4.2)	-8.3%	(11.0)

Segment Profit—current year	$61.4	23.0%	$49.9	-1.0%	$50.4

Asia Pacific
Segment Profit—prior year	$98.2		$85.9		$112.2
Operations	7.7	7.9%	13.9	16.2%	(20.7)
Impact of currency	(8.8)	-9.0%	(1.6)	-1.9%	(5.6)

Segment Profit—current year	$97.1	-1.1%	$98.2	14.3%	$85.9

Total Segment Profit
Segment Profit—prior year	$488.1		$471.5		$480.3
Operations	(15.0)	-3.1%	28.3	6.0%	13.6
Impact of currency	(24.3)	-5.0%	(11.7)	-2.5%	(22.4)

Segment Profit—current year	$448.8	-8.1%	$488.1	3.5%	$471.5

Segment profit in fiscal 2014 was $448.8, a decrease of $39.3 or 8.1% versus the prior fiscal year.

•	North America segment profit was $263.9, a decrease of $43.2 or 14.1% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit decreased $39.2, or 12.8%, due to the gross profit impact of the net sales shortfall mentioned above which was partially offset by restructuring savings.

•	Latin America segment profit was $26.4, a decrease of $6.5 or 19.8% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit increased $5.0, or 15.2%, due to favorable product costs as a result of savings realized from the 2013 restructuring project.

•	EMEA segment profit was $61.4, an increase of $11.5 or 23.0% versus the prior fiscal year due primarily to savings realized from the 2013 restructuring project. These savings were able to offset the gross profit impact of the net sales shortfall mentioned above.

•	Asia Pacific segment profit was $97.1, a decrease of $1.1 or 1.1% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit increased $7.7, or 7.9%, due to savings realized from the 2013 restructuring project. These savings were able to offset the gross profit impact of the net sales shortfall mentioned above.

Segment profit in fiscal 2013 was $488.1, an increase of $16.6 or 3.5% versus the prior fiscal year.

•	North America segment profit was $307.1, an increase of $4.2 or 1.4% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit increased $4.5, or 1.5%, due primarily to improved gross margins driven by savings realized from the 2013 restructuring project. These savings were able to offset the gross profit impact of the net sales shortfall mentioned above.

•	Latin America segment profit was $32.9, an increase of $0.6 or 1.9% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit increased $6.2, or 19.2%, due to the favorable impact of pricing gains across several markets. These gains were able to offset inflationary cost increases incurred primarily in Argentina and Venezuela.

•	EMEA segment profit was $49.9, a decrease of $0.5 or 1.0% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit increased $3.7, or 7.3%, due primarily to savings realized from the 2013 restructuring project.

•	Asia Pacific segment profit was $98.2, an increase of $12.3 or 14.3% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit increased $13.9, or 16.2%, due to savings realized from the 2013 restructuring project and distribution gains in certain markets.

General Corporate and Other Expenses

	For The Years Ended September 30,
	2014	2013	2012
General corporate expenses	$62.5	$70.8	$74.2
Global marketing expenses (1)	20.7	21.8	29.1
2013 restructuring and related costs	50.4	132.6	6.5
Spin costs	21.3	—	—
Prior restructuring	—	—	(6.8)

General corporate and other expenses	$154.9	$225.2	$103.0
% of net sales	8.4%	11.2%	4.9%

(1)	Historically, these amounts were included in ParentCo’s Household Products segment. For purposes of the New Energizer carve-out financial statements, Global marketing expenses are considered corporate in nature.

For fiscal 2014, general corporate expenses were $62.5, a decrease of $8.3 as compared to fiscal 2013 due primarily to the decrease in the allocated Pension expense resulting from the U.S. pension plan freeze effective January 1, 2014. For fiscal 2013, general corporate expenses were $70.8, a decrease of $3.4 as compared to fiscal 2012.

Certain costs previously allocated to the Household Products segment within ParentCo’s segment reporting have been reflected as corporate within New Energizer’s segment reporting. This reflects management’s view as to how our costs will be managed as a standalone company. These reclassified expenses amounted to $20.7 in fiscal 2014, $21.8 in fiscal 2013, and $29.1 in fiscal 2012. The decrease in fiscal 2013 as compared to fiscal 2012 is due primarily to cost reductions realized from the 2013 restructuring project.

2013 restructuring and related costs includes pre-tax costs of $1.0 and $6.1 associated with certain inventory obsolescence charges were recorded within Cost of products sold and $5.9 and $2.6 associated with information technology enablement activities were recorded within SG&A on the Combined Statements of Earnings and Comprehensive Income for the twelve months ended September 30, 2014 and 2013, respectively. The inventory obsolescence and information technology costs are considered part of the total project costs incurred for our restructuring project.

Liquidity and Capital Resources

Historically, ParentCo has provided capital, cash management and other treasury services to New Energizer. ParentCo will continue to provide these services to New Energizer until the separation is consummated. Only cash amounts specifically attributable to New Energizer are reflected in the Combined Financial Statements. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of ParentCo investment in New Energizer’s Combined Financial Statements.

New Energizer’s primary future cash needs will be centered on operating activities, working capital and strategic investments. Following the separation, New Energizer’s capital structure and sources of liquidity will change significantly from its historical capital structure. New Energizer will no longer participate in capital management with ParentCo, but rather New Energizer’s ability to fund its cash needs will depend on its ongoing ability to generate and raise cash in the future. Although we believe that our future cash from operations, together with our access to capital markets, will provide adequate resources to fund our operating and financing needs, our access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) our credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See “Risk Factors” for a further discussion. Moreover, to preserve the tax-free treatment of the separation, New Energizer may not be able to engage in certain strategic or capital-raising transactions following the separation, such as issuing equity securities beyond certain thresholds, which may limit New Energizer’s access to capital markets, ability to raise capital through equity issuances, and ability to make acquisitions using its equity as currency, potentially requiring New Energizer to issue more debt than would otherwise be optimal. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See “Risk Factors” for a further discussion.

Cash is managed centrally with net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash held by ParentCo at the corporate level were not attributed to New Energizer for any of the periods presented. Only cash amounts specifically attributable to New Energizer are reflected in the Combined Balance Sheet.

At September 30, 2014, New Energizer had $89.6 in cash, all of which was outside of the U.S. Given our extensive international operations, the majority of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. U.S. income taxes have not been provided on a significant portion of undistributed earnings of international subsidiaries. New Energizer is currently evaluating its local and global cash needs for future business operations and anticipated debt facilities, which may influence future repatriation decisions.

Operating Activities

Cash flow from operating activities is the primary funding source for operating needs and capital investments. Cash flow from operating activities was $219.9 in fiscal 2014, $329.6 in fiscal 2013 and $285.3 in fiscal 2012.

The change in cash flow from operating activities in fiscal 2014 as compared to fiscal 2013 and as compared to fiscal 2012 was due primarily to improved managed working capital. We define managed working capital as accounts receivable (less trade allowance in accrued liabilities), inventory and accounts payable. Cash flow from operating activities related to changes in assets and liabilities used in operations was a (use)/source of cash of ($2.5), $156.7 and $54.0 in fiscal years 2014, 2013 and 2012, respectively. This significant improvement over a three year period was due primarily to New Energizer’s multi-year initiative to improve managed working capital. New Energizer realized a significant improvement in accounts receivable in fiscal 2013. Due to this improvement, the company recognized a one-time benefit in operating cash flow during fiscal 2013 and was able to maintain the improvement in fiscal 2014.

Investing Activities

Net cash used by investing activities was $22.8, $16.8 and $20.8 in fiscal years 2014, 2013 and 2012, respectively. The primary driver of the change in net cash used by investing activities versus the prior year was due to the timing of capital expenditures. Capital expenditures were $28.4, $17.8 and $38.1 in fiscal years 2014, 2013 and 2012, respectively. These capital expenditures were funded by cash flow from operations. See Note 15 of the Notes to Combined Financial Statements for capital expenditures by segment.

Investing cash outflows of approximately $25 to $35 are anticipated in fiscal 2015 with a large percentage of the disbursements for acquisitions, cost reduction-related capital, and maintenance. These estimated amounts do not include potential expenditures related to the proposed separation transaction. Total capital expenditures are expected to be financed with funds generated from operations.

Financing Activities

Net cash used by financing activities was $185.5, $301.2 and $255.6 in fiscal years 2014, 2013 and 2012, respectively which represent the cash flow impact of New Energizer’s transactions with ParentCo.

Three Months Ended December 31, 2014

Financial Results

For the quarter ended December 31, 2014, net earnings were $61.7, compared to net earnings of $58.0 for the quarter ended December 31, 2013.

Net earnings for the time periods presented were impacted by certain items related to restructuring and realignment activities, spin restructuring costs and spin transaction costs as described in the tables below. The impact of these items on reported net earnings are provided below as a reconciliation of net earnings to adjusted net earnings, which are non-GAAP measures.

	Quarters Ended December 31,
	2014	2013
Net earnings	$61.7	$58.0
Impacts, net of tax: expense (income)
2013 restructuring and related costs, net (1)	(7.3)	12.7
Spin costs	15.4	—
Spin restructuring	0.8	—

Net earnings—adjusted (Non-GAAP)	$70.6	$70.7

(1)	Includes net of tax costs of $0.1 for the quarter ended December 31, 2014 and $0.8 for the quarter ended December 31, 2013, associated with certain information technology and related activities, which are included in Selling, general and administrative expense (SG&A) on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income.

The following table provides a recap of the change in total net sales for the quarter ended December 31, 2014 as compared to the quarter ended December 31, 2013.

Net Sales—Total Company (In Millions—Unaudited)

Quarter Ended December 31, 2014:

	Q1	% Chg
Net Sales—FY ‘14	$568.6
Organic	(43.6)	-7.6%
Impact of currency	(23.7)	-4.2%

Net sales—FY ‘15	$501.3	-11.8%

For the quarter, on a reported basis, net sales were $501.3, a decrease of $67.3, or 11.8%, as compared to prior year including a decrease of 4.2% due to the unfavorable impact of currency movements. Exclusive of the impact of unfavorable currency movements, net sales declined 7.6% versus the prior year fiscal quarter due primarily to:

•	the timing of holiday shipments, which accounted for approximately 2% of the total organic net sales decline;

•	increased contractual and promotional spending, which accounted for approximately 2% of the total organic net sales decline;

•	continued household battery category volume declines due in part to more devices using built-in rechargeable battery systems;

•	retail inventory reductions, primarily in the U.S., which accounted for approximately 1% of the total organic net sales decline; and,

•	volume impacts associated with distribution losses and space changes, which accounted for approximately 3% of the total organic net sales decline.

Gross Profit

Gross margin for the first fiscal quarter increased approximately 60 basis points to 46.6%. The increase in gross margin was primarily due to savings from the 2013 restructuring project and lower commodity costs.

Selling, General and Administrative

Total SG&A was $110.6, or 22.1% of net sales, for the current year quarter as compared to $100.2, or 17.6% of net sales, for the prior year quarter. Included within the current quarter results were pre-tax costs of approximately $22.1 related to the spin transaction and $0.1 of information technology enablement costs (recorded within SG&A, but are considered part of the overall 2013 restructuring project). Included within the prior year first fiscal quarter results were pre-tax costs of $1.2 related to information technology enablement costs (recorded within SG&A, but are considered part of the overall 2013 restructuring project).

Advertising and Sales Promotion

For the quarter, advertising and sales promotion (A&P) was $34.4, or 6.9% of net sales, as compared to $41.5, or 7.3% of net sales, in the prior year quarter. The decline in A&P spending was due to a shift in timing in support of product launch activity.

Research and Development

Research and development (R&D) expense was $6.2 for the quarter ended December 31, 2014. There was no change from the prior fiscal year quarter.

2013 Restructuring

For the quarter ended December 31, 2014 New Energizer recorded pre-tax income of $9.6 related to ParentCo’s 2013 restructuring, which was driven by the gain on the sale of the Asia battery packaging facility that was closed as part of the restructuring efforts. Pre-tax expense of $19.2 was recorded in the prior year fiscal quarter by New Energizer:

•	Accelerated depreciation charges of $4.4 for the quarter ended December 31, 2013,

•	Severance and related benefit costs of $0.1 and $4.2 for the quarter ended December 31, 2014 and 2013, respectively, associated with staffing reductions that have been identified to date,

•	Consulting, program management and other charges associated with the restructuring of $1.3 and $10.6 for the quarter ended December 31, 2014 and 2013, respectively; and,

•	Net gain on the sale of fixed assets of $11 for the quarter ended December 31, 2014.

The 2013 restructuring costs are reported on a separate line in the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $0.1 for the quarter ended December 31, 2014 and $1.2 for the quarter ended December 31, 2013, associated with certain information technology enablement activities related to the restructuring initiatives were included in SG&A on New Energizer’s Unaudited Combined Condensed Consolidated Statement of Earnings and Comprehensive Income. These information technology costs are considered part of the total project costs incurred for the restructuring initiative.

New Energizer estimates that restructuring savings increased approximately $8 versus the prior fiscal year quarter. The primary impacts of savings were reflected in improved gross margin and lower overhead expenses. Project-to-date savings are estimated to be over $190 for New Energizer. The estimated cumulative total project gross savings is expected to exceed $200 for New Energizer by the end of fiscal 2016.

Interest and Other Financing Items, Net

Interest expense was $12.5 for the quarter ended December 31, 2014, down $2.8 as compared to the prior fiscal year quarter. The decrease in interest expense was due primarily to lower allocated interest costs resulting from lower average interest rates on ParentCo’s debt outstanding.

Other financing income was $2.8 for the quarter ended December 31, 2014, primarily reflecting the net impact of hedging contract gains partially offset by revaluation losses on nonfunctional currency balance sheet exposures, as compared to an expense of $1.0 in the prior fiscal year quarter ended December 31, 2013.

Income Taxes

For the quarter, New Energizer’s effective tax rate was approximately 24.2% as compared to 25.8% in the prior year quarter. This year’s rate was favorably impacted by restructuring and spin costs incurred primarily in tax jurisdictions with higher statutory tax rates, which positively impacts the effective tax rate. Excluding the tax impact of the GAAP to non-GAAP reconciling items detailed in the table above, the first fiscal quarter effective tax rate was 25.8% as compared to 26.3% in the prior fiscal year quarter.

Spin Costs

ParentCo is incurring incremental costs to evaluate, plan and execute the spin transaction, and New Energizer is allocated a pro rata portion of those costs. ParentCo estimates total spin costs through the close of the separation will be approximately $350 to $425 on a pre-tax basis, of which approximately $170 to $200 will be allocated to New Energizer. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction. These additional costs could be significant. For the quarter ended December 31, 2014 and on a project-to date basis, ParentCo has incurred $40.8 and $85.5, respectively, in pre-tax spin costs, of which $22.1 and $43.4, respectively, of the pre-tax charges were allocated to New Energizer and recorded in SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. In addition, ParentCo incurred $2.8 in the current quarter and on a project-to-date-basis for spin restructuring related charges, of which $1.1 was allocated to New Energizer, that were recorded on a separate line item on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income.

Segment Results

Operations for New Energizer are managed via four major geographic segments – North America (U.S. and Canada), Latin America, Europe, Middle East and Africa (EMEA) and Asia Pacific. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring initiatives, including the 2013 restructuring project detailed above, business realignment activities, research & development costs, amortization of intangible assets and other items determined to be corporate in nature. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion of substantially all restructuring and realignment costs from segment results reflects management’s view on how it evaluates segment performance.

New Energizer’s operating model includes a combination of standalone and shared business functions between the geographic segments, varying by country and region of the world. Shared functions include IT and finance shared service costs. New Energizer applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

Certain costs previously allocated to New Energizer within ParentCo’s segment reporting have been reflected as corporate within New Energizer’s segment reporting. These amounts for the quarters ended December 31, 2014 and 2013 were $4.3 and $2.8, respectively. This reflects management’s view as to how our costs will be managed as a standalone company.

This structure is the basis for New Energizer’s reportable operating segment information, as included in the tables in Note 2 to the Unaudited Combined Condensed Financial Statements for the quarter ended December 31, 2014.

Segment sales and profitability for the quarter ended December 31, 2014 and 2013, respectively, are presented below.

Net Sales (In millions—Unaudited)

Quarter Ended December 31, 2014

	Q1	% Chg
North America
Net Sales—FY ‘14	$293.3
Organic	(39.8)	-13.6%
Impact of currency	(2.1)	-0.7%

Net sales—FY ‘15	$251.4	-14.3%

Latin America
Net Sales—FY ‘14	$45.3
Organic	(1.9)	-4.2%
Impact of currency	(5.1)	-11.3%

Net sales—FY ‘15	$38.3	-15.5%

EMEA
Net Sales—FY ‘14	$135.9
Organic	2.6	1.9%
Impact of currency	(12.6)	-9.3%

Net sales—FY ‘15	$125.9	-7.4%

Asia Pacific
Net Sales—FY ‘14	$94.1
Organic	(4.5)	-4.8%
Impact of currency	(3.9)	-4.1%

Net sales—FY ‘15	$85.7	-8.9%

Total Net Sales
Net Sales—FY ‘14	$568.6
Organic	(43.6)	-7.6%
Impact of currency	(23.7)	-4.2%

Net sales—FY ‘15	$501.3	-11.8%

Net sales for the three months ended December 31, 2014 decreased 11.8%, inclusive of a 4.2% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales declined 7.6%.

•	North America net sales declined 14.3% versus the prior fiscal year, inclusive of a 0.7% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 13.6%. This decline was due primarily to increased contractual spending and promotions, timing of holiday shipments and continued category declines

•	Latin America net sales declined 15.5% versus the prior fiscal year, inclusive of an 11.3% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 4.2% as pricing gains across several markets and lower promotional spending were offset by volume declines. These volume declines were due primarily to inventory import restrictions in Argentina and Venezuela, timing of shipments and continued category declines.

•	EMEA net sales declined 7.4% versus the prior fiscal year, inclusive of a 9.3% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales improved 1.9% due to volume increases associated with new distribution and increased space gains in Northern Europe and Russia. These gains were partially offset by increased contractual and promotional spending, timing of shipments in the Middle East and category declines.

•	Asia Pacific net sales declined 8.9% versus the prior fiscal year, inclusive of a 4.1% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic net sales declined 4.8% due to increased contractual and promotional spending, and retailer inventory reductions.

Segment Profit (In millions—Unaudited)

Quarter Ended December 31, 2014

	Q1	% Chg
North America
Segment Profit—FY ‘14	$86.3
Operations	(14.0)	-16.2%
Impact of currency	(1.4)	-1.6%

Segment Profit—FY ‘15	$70.9	-17.8%

Latin America
Segment Profit—FY ‘14	$6.3
Operations	1.2	19.0%
Impact of currency	(2.8)	-44.4%

Segment Profit—FY ‘15	$4.7	-25.4%

EMEA
Segment Profit—FY ‘14	$27.8
Operations	15.5	55.7%
Impact of currency	(8.9)	-32.0%

Segment Profit—FY ‘15	$34.4	23.7%

Asia Pacific
Segment Profit—FY ‘14	$26.8
Operations	(1.2)	-4.5%
Impact of currency	(2.6)	-9.7%

Segment Profit—FY ‘15	$23.0	-14.2%

Total Segment Profit
Segment Profit—FY ‘14	$147.2
Operations	1.5	1.0%
Impact of currency	(15.7)	-10.6%

Segment Profit—FY ‘15	$133.0	-9.6%

Segment profit for the quarter ended December 31, 2014 was $133.0, a decrease of $14.2 or 9.6% versus the quarter ended December 31, 2013.

•	North America segment profit was $70.9, a decrease of $15.4 or 17.8% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit decreased $14.0, or 16.2%, due to the gross profit impact of the net sales shortfall mentioned above which was partially offset by restructuring savings.

•	Latin America segment profit was $4.7, a decrease of $1.6 or 25.4% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit increased $1.2, or 19.0%, due to favorable product costs as a result of savings realized from the 2013 restructuring project.

•	EMEA segment profit was $34.4, an increase of $6.6 or 23.7% versus the prior fiscal year due primarily to savings realized from the 2013 restructuring project, increased gross margin as a result of organic net sales gains and improved product mix.

•	Asia Pacific segment profit was $23.0, a decrease of $3.8 or 14.2% versus the prior fiscal year inclusive of the negative impact of currency movements. Excluding the impact of currency movements, segment profit decreased $1.2, or 4.5%, due to increased advertising and promotion spending.

General Corporate and Other Expenses

	Quarters Ended December 31,
	2014	2013
General corporate expenses	$17.7	$23.3
Global marketing expenses (1)	4.3	2.8
2013 restructuring and related costs, net (2)	(9.5)	20.4
Spin costs	22.1	—
Spin restructuring	1.1	—

General corporate and other expenses	$35.7	$46.5
% of net sales	7.1%	8.2%

(1)	Historically these amounts were included in ParentCo’s Household Products segment. For purposes of New Energizer carve-out financial statements, Global marketing expenses are considered corporate in nature.

(2)	Includes pre-tax costs of $0.1 for the quarter ended December 31, 2014 and $1.2 for the quarter ended December 31, 2013, associated with certain information technology and related activities, which are included in SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income.

For the quarter ended December 31, 2014, general corporate expenses were $17.7, a decrease of $5.6 as compared to the prior year fiscal quarter due primarily to the decrease in the allocated Pension expense resulting from the U.S. pension plan freeze in fiscal 2014.

Certain costs previously allocated to the Household Products segment within ParentCo’s segment reporting have been reflected as corporate within New Energizer’s segment reporting. This reflects management’s view as to how our costs will be managed as a standalone company. These reclassified expenses amounted to $4.3 for the quarter ended December 31, 2014 and $2.8 in prior year fiscal quarter.

For the quarter ended December 31, 2014, New Energizer recorded pre-tax income of $9.6 related to the 2013 restructuring project primarily driven by the gain recorded as a result of the sale of the Asia battery packaging facility of $11.0, offset by $1.4 of pre-tax restructuring charges incurred in the current quarter. For the quarter ended December 31, 2013, New Energizer recorded a pre-tax restructuring charge of $19.2. In addition, 2013 restructuring and related costs include pre-tax costs of $0.1 and $1.2 associated with information technology enablement activities that were recorded within SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income for the quarter ended December 31, 2014 and 2013, respectively. These costs are considered part of the total project costs incurred for the restructuring project.

Liquidity and Capital Resources

Historically, ParentCo has provided capital, cash management and other treasury services to New Energizer. ParentCo will continue to provide these services to New Energizer until the separation is consummated. Only cash amounts specifically attributable to New Energizer are reflected in the Unaudited Combined Condensed

Financial Statements. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of ParentCo investment in New Energizer’s Unaudited Combined Condensed Financial Statements.

New Energizer’s primary future cash needs will be centered on operating activities, working capital and strategic investments. Following the separation, New Energizer’s capital structure and sources of liquidity will change significantly from its historical capital structure. New Energizer will no longer participate in capital management with ParentCo, but rather New Energizer’s ability to fund its cash needs will depend on its ongoing ability to generate and raise cash in the future. Although we believe that our future cash from operations, together with our access to capital markets, will provide adequate resources to fund our operating and financing needs, our access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) our credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. Moreover, to preserve the tax-free treatment of the separation, New Energizer may not be able to engage in certain strategic or capital-raising transactions following the separation, such as issuing equity securities beyond certain thresholds, which may limit New Energizer’s access to capital markets, ability to raise capital through equity issuances, and ability to make acquisitions using its equity as currency, potentially requiring New Energizer to issue more debt than would otherwise be optimal. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See “Risk Factors” for a further discussion.

Cash is managed centrally with net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash held by ParentCo at the corporate level were not attributed to New Energizer for any of the periods presented. Only cash amounts specifically attributable to New Energizer are reflected in the Unaudited Combined Condensed Balance Sheet.

At December 31, 2014, New Energizer had $92.5 in cash, all of which was outside of the U.S. Given our extensive international operations, the majority of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. U.S. income taxes have not been provided on a significant portion of undistributed earnings of international subsidiaries. New Energizer is currently evaluating its local and global cash needs for future business operations and anticipated debt facilities, which may influence future repatriation decisions.

Operating Activities

Cash flow from operating activities was $60.1 in the current year quarter as compared to $91.5 in the prior fiscal year quarter. The primary driver of the decrease from operating activities as compared to the prior year quarter was driven by the change in inventory of approximately $51.4. This change was driven by higher inventory levels ahead of our second quarter new product launch and post-restructuring manufacturing footprint changes.

Investing Activities

Net cash used by investing activities was $19.6 during the first quarter of this fiscal year as compared to $7.6 in the prior fiscal year quarter. This was due to the acquisition of a battery manufacturing facility in China for approximately $11, primarily related to the purchase of fixed assets. Proceeds from the sale of assets increased in the current fiscal quarter due to the sale of our Asia battery packaging facility.

Capital expenditures were $10.0 for the three months ended December 31, 2014 as compared to $7.9 over the same period last year. Full year capital expenditures for normal operations are estimated to be approximately $25 to $35. We expect these expenditures will be financed with cash flow from operations.

Financing Activities

Net cash used by financing activities was $37.3 in the current fiscal year quarter as compared to $83.8 in the prior year, which represent the cash flow impact of New Energizer’s transactions with ParentCo.

Contractual Obligations

A summary of New Energizer’s significant contractual obligations at December 31, 2014 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$1.6	$0.8	$0.6	$0.2	$—
Purchase obligations and other (1)	29.7	10.6	10.0	5.0	4.1

Total	$31.3	$11.4	$10.6	$5.2	$4.1

(1)	Included in the table above are approximately $12 of fixed costs related to third party logistics contracts.

New Energizer is also party to various service and supply contracts that generally extend approximately one to three months. These arrangements are primarily individual, short-term purchase orders for routine goods and services at market prices, which are part of our normal operations and are reflected in historical operating cash flow trends. We do not believe such arrangements will adversely affect our liquidity position. These contracts can generally be cancelled at our option at any time.

Market Risk Sensitive Instruments and Positions

The market risk inherent in New Energizer’s financial instruments’ positions represents the potential loss arising from adverse changes in currency rates and commodity prices. The following risk management discussion and the estimated amounts generated from the sensitivity analysis are forward-looking statements of market risk assuming certain adverse market conditions occur. New Energizer’s derivatives are used only for identifiable exposures, and we have not entered into hedges for trading purposes where the sole objective is to generate profits.

ParentCo manages the exposure to various risks within the Combined Financial Statements by engaging in transactions involving various derivative instruments to hedge foreign currency denominated inventory purchases and commodity prices on behalf of New Energizer. New Energizer’s pro rata share of the financial statement impacts of entering into such transactions are described below.

Currency Rate Exposure

Venezuela Currency Risk

ParentCo has investments in Venezuelan affiliates. Venezuela has been considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. On February 13, 2013, the Venezuela government devalued the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate moved from 4.30 bolivars per U.S. dollar to an exchange rate of 6.30 bolivars per U.S. dollar. The Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 bolivars per U.S. dollar. The official exchange rate is determined and administered by the Cadivi/Cencoex System (the National Center for International Trade that administers the authorization for the acquisition and the actual payment of foreign currency conducted for essential imports). On January 24, 2014, the Venezuelan government issued Exchange Agreement No. 25, which stated the rate of exchange established in the most recent SICAD I auction will be used for payments related to international investments, royalties and the use and exploitation of patents, trademarks, licenses, franchises and technology. On March 10, 2014, the Venezuelan government announced the inception of the SICAD II program as an additional mechanism to purchase foreign currency. The SICAD II program does not supersede the Cadivi/Cencoex for essential imports (currently at 6.30 bolivars per U.S. dollar) nor SICAD I (equal to 12.00 bolivars per U.S. dollar as of December 31, 2014 and September 30, 2014).

Thus far, ParentCo has not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange we would be able to transact through these alternative mechanisms is unknown at the present time. We continue to monitor these situations, including the impact restrictions may have on our future business operations. At this time, New Energizer is unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations. See Note 6 of the Notes to Unaudited Combined Condensed Financial Statements.

A devaluation or change in accounting position could have a material effect on the results of New Energizer’s operations. New Energizer has noted the recent public announcements by certain SEC registrants relative to changes made in the accounting for their Venezuela operations, including de-consolidation and translating their results at the SICAD II exchange rate. New Energizer has been and continues to evaluate the appropriate accounting as it relates to its Venezuelan operations, including these options recently announced.

Subsequent to December 31, 2014, the Venezuelan government announced the inception of the SIMADI program as an additional mechanism to purchase foreign currency. Transactions initially executed under the new SIMADI system (as of February 12, 2015) were at a rate of 170 bolivars per U.S. dollar. Within this announcement, the government stated the Cadivi/Cencoex will remain in place for essential imports (currently at 6.30 bolivars to one U.S. dollar). However, the SICAD I and SICAD II systems will be merged. We will evaluate the effects of this program on our financial position, results of operations and cash flows as applicable.

Currency Rate Derivatives Designated as Cash Flow Hedging Relationships

A significant portion of New Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the economic or competitive environment. Conversely, strengthening of currencies relative to the U.S. dollar can improve margins.

ParentCo has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The primary currencies to which New Energizer is exposed include the Euro, the British pound, the Canadian dollar and the Australian dollar. At December 31, 2014 and September 30, 2014, New Energizer had a pro-rated share of the unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges of $6.9 and $5.4, respectively, included in accumulated other comprehensive loss on the Unaudited Combined Condensed Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at December 31, 2014 levels, over the next twelve months, $6.9 of the pre-tax gain included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2016.

Currency Rate Derivatives Not Designated as Cash Flow Hedging Relationships

New Energizer’s foreign subsidiaries enter into internal and external transactions that create non-functional currency balance sheet positions at the foreign subsidiary level. These exposures are generally the result of intercompany purchases, intercompany loans and to a lesser extent, external purchases, and are revalued in the foreign subsidiary’s local currency at the end of each period. Changes in the value of the non-functional currency balance sheet positions in relation to the foreign subsidiary’s local currency results in an exchange gain or loss recorded in Other financing items, net on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. The primary currency to which New Energizer’s foreign subsidiaries are exposed is the U.S. dollar.

ParentCo enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge balance sheet exposures. Any gains or losses on these contracts would be offset by corresponding exchange losses or gains on the underlying exposures; thus, they are not subject to significant market risk.

Commodity Price Exposure

New Energizer uses raw materials that are subject to price volatility. At times, ParentCo has used, and New Energizer may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities. At December 31, 2014, there were no open derivative or hedging instruments for raw materials or commodities.

Other Matters

Environmental Matters

The operations of New Energizer, like those of other companies, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. New Energizer has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at December 31, 2014 were $4.7, of which $1.8 is expected to be spent in fiscal 2015. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans or our understanding of underlying facts, changes in legal requirements, including any requirements related to global climate change, or other factors.

Legal and other contingencies

ParentCo and its affiliates are subject to a number of legal proceedings in various jurisdictions arising out of operations, including those of New Energizer. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, New Energizer believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims that are likely to be asserted, are not reasonably likely to be material to New Energizer’s financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities. We are a party to legal proceedings and claims that arise during the ordinary course of business. We review our legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated.

Critical Accounting Policies

The methods, estimates, and judgments New Energizer uses in applying its most critical accounting policies have a significant impact on the results New Energizer reports in its Combined Financial Statements. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to basis of presentation, corporate expense allocations, revenue recognition, share-based compensation, and income taxes. On an ongoing basis, New Energizer evaluates its estimates, but actual results could differ materially from those estimates.

New Energizer’s critical accounting policies have been reviewed with ParentCo’s Audit Committee of the Board of Directors. This listing is not intended to be a comprehensive list of all of New Energizer’s accounting policies.

•	Basis of Presentation The Combined Financial Statements include the accounts of New Energizer. New Energizer has no material equity method investments or variable interests. Account allocations of shared functions to New Energizer are based on the allocations to the Household Products segment within ParentCo’s financial statements. Shared functions between ParentCo’s Household Products and Personal Care segments and ParentCo itself include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. ParentCo has historically applied a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations by ParentCo are estimates, and do not fully represent the costs of such services if performed on a standalone basis.

The Combined Financial Statements were prepared on a standalone basis derived from the consolidated financial statements and accounting records of ParentCo. These statements reflect the historical results of operations, financial position and cash flows of New Energizer in accordance with GAAP. The Combined Financial Statements are presented as if New Energizer had been carved out of ParentCo for all periods presented. All significant transactions within New Energizer have been eliminated. The assets and liabilities in the carve-out financial statements have been reflected on a historical cost basis, as immediately prior to the distribution all of the assets and liabilities presented are wholly owned by ParentCo and are being transferred to New Energizer at carry-over basis.

•	Corporate Expense Allocations These Combined Financial Statements include expense allocations for (1) certain product warehousing and distribution; (2) various transaction process functions; (3) a combined sales force and management for certain countries; (4) certain support functions that are provided on a centralized basis within ParentCo and not recorded at the business division level including, but not limited to, finance, audit, legal, information technology, human resources, communications, facilities, and compliance; (5) employee benefits and compensation; (6) share-based compensation; (7) financing costs, and (8) the effects of restructuring. These expenses have been allocated to New Energizer on the basis of direct usage where identifiable, with the remainder allocated on a basis of global net sales, cost of sales, operating income, headcount or other measures of New Energizer and ParentCo. Certain debt obligations of ParentCo have not been included in the Combined Financial Statements of New Energizer, because New Energizer is not a party to the obligation between ParentCo and the debt holders. Financing costs related to such debt obligations have been allocated to New Energizer based on the extent to which New Energizer participated in ParentCo’s corporate financing activities. For an additional discussion of expense allocations see Note 7 of the Notes to the Unaudited Combined Condensed Financial Statements.

Management believes the assumptions underlying the carve-out financial statements, including the assumptions regarding allocated expenses reasonably reflect the utilization of services provided to or the benefit received by New Energizer during the periods presented. Nevertheless, the Combined Financial Statements may not include all of the actual expenses that would have been incurred by New Energizer and may not reflect our results of operations, financial position and cash flows had we been a standalone company during the periods presented. It is not practicable to estimate actual costs that would have been incurred had New Energizer been a standalone company during the periods presented. Actual costs that would have been incurred if New Energizer had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure

•	Revenue Recognition New Energizer’s revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made. Reserves are established and recorded in cases where the right of return does exist for a particular sale.

New Energizer offers a variety of programs, such as consumer coupons and similar consumer rebate programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. New Energizer accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, New Energizer offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. New Energizer continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

•	Share-Based Compensation New Energizer employees have historically participated in ParentCo’s equity-based compensation plans. Equity-based compensation expense has been allocated to New Energizer based on the awards and terms previously granted to ParentCo employees. Until consummation of the distribution, New Energizer will continue to participate in ParentCo’s equity-based compensation plans and record equity-based compensation expense based on the equity-based awards granted to New Energizer’s employees. Accounting guidance requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. Guidance establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

•	Income Taxes New Energizer accounts for income taxes in accordance with the required asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Recently Issued Accounting Standards

There are no new accounting pronouncements issued or effective during the quarter that had a material impact on our Unaudited Combined Condensed Financial Statements.

The following accounting pronouncements were newly issued and effective for the year ended September 30, 2014. These pronouncements did not have a material impact on our Combined Financial Statements.

On April 10, 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (ASU) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (the revised standard). The revised standard changes the current guidance and, in many cases, is expected to result in fewer disposals being presented as discontinued operations. The standard is effective for public companies for annual periods beginning after December 15, 2014 and is to be applied prospectively to all new disposals of components and new classifications as held for sale beginning in 2015 for most entities, with early adoption allowed in 2014. New Energizer’s first reporting date with the new standard will be December 31, 2015. We will evaluate the effects of this standard on our financial position, results of operations and cash flows as applicable.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue for Contracts with Customers, which provides a single comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The standard is effective for public companies for annual and interim periods beginning after December 15, 2016 and early adoption is not permitted. New Energizer’s first reporting date with the new standard will be December 31, 2017. The effects of this standard on our financial position, results of operations and cash flows are not yet known.

On August 28, 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to assess New Energizer’s ability to continue as a going concern and to provide related disclosures in certain circumstances. The standard is effective for public companies for annual periods beginning after December 15, 2016 and early adoption is permitted. New Energizer’s first reporting date with the new standard will be September 30, 2017. We will evaluate the effects of this standard on our financial position, results of operations and cash flows as applicable, but currently do not expect an impact.

Responsibility for Financial Statements

The preparation and integrity of the financial statements of New Energizer are the responsibility of its management. These statements have been prepared in conformance with GAAP, and in the opinion of management, fairly present New Energizer’s financial position, results of operations and cash flows.

New Energizer maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

ParentCo’s Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to ParentCo’s Audit Committee.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of March 25, 2015 regarding the individuals who are expected to serve as executive officers of New Energizer following the distribution. Some of New Energizer’s executive officers are currently executive officers and employees of ParentCo, but will cease to hold such positions upon the consummation of the separation. One of New Energizer’s executive officers will also hold a position as a member of New Energizer’s Board of Directors. For more information see “Directors.”

Name	Age	Position
Alan R. Hoskins	53	President and Chief Executive Officer
Brian K. Hamm	41	Executive VP and Chief Financial Officer
Gregory T. Kinder	54	Executive VP and Chief Supply Chain Officer
Mark S. LaVigne	43	Executive VP and Chief Operating Officer
Emily K. Boss	53	Vice President, General Counsel
Timothy W. Gorman	54	Vice President, Controller and Principal Accounting Officer

Alan R. Hoskins will be the President and Chief Executive Officer of New Energizer. At ParentCo, he is currently President and Chief Executive Officer, Energizer Household Products, a position he has held since April 2012. Prior to his current position, Mr. Hoskins held several leadership positions at ParentCo, including Vice President, Asia-Pacific, Africa and Middle East from 2008 to 2011, Vice President, North America Household Products Division from 2005 to 2008, Vice President, Sales and Trade Marketing from 1999 to 2005, and Director, Brand Marketing from 1996 to 1999. He started his career at Union Carbide in 1983 following several years in the retailer, wholesaler and broker industry. Mr. Hoskins holds a B.S. in Business Administration and Marketing from Western New England College and a Masters of Business Administration from Webster University. He also completed the Senior Executive Program at Columbia University.

Brian K. Hamm will be the Executive Vice President and Chief Financial Officer of New Energizer. Currently Vice President, Controller and Chief Accounting Officer of ParentCo, Mr. Hamm has been with ParentCo since 2008, previously serving as Vice President, Global Business Transformation and Vice President, Global Finance, Energizer Household Products. Mr. Hamm led the 2013 enterprise-wide restructuring project and was a driving force behind ParentCo’s Working Capital initiative. Prior to joining ParentCo, he spent 10 years with PepsiAmericas, Inc., a publicly traded beverage company, most recently as Vice President, Domestic Planning. Mr. Hamm holds a B.S. in Accountancy from the University of Illinois.

Gregory T. Kinder will be the Executive Vice President and Chief Supply Chain Officer of New Energizer. Mr. Kinder has strong experience in maximizing efficiencies across end-to-end Supply Chain and the ability to leverage the scale of our company globally. He joined ParentCo in May 2013, bringing with him over 30 years of Procurement, Supply Chain, and Operations experience. He has previously worked with leading manufacturing companies and suppliers across diverse industries and geographies, including experience working and living abroad for five years in Europe and six years in Asia (Singapore and Shanghai, China). Prior to joining ParentCo, Mr. Kinder served as Vice President and Chief Procurement Officer at Doosan Infracore International, Inc. from 2009 to 2013. He has also served as Vice President, Global Sourcing for Modine Manufacturing Company. Mr. Kinder also held a variety of purchasing and supply chain/operations related positions over 21 years with Johnson Controls, Inc., including Vice President of Purchasing, APAC. Mr. Kinder holds a B.A. in Procurement and Materials Management and Production Operations from Bowling Green State University.

Mark S. LaVigne will be the Executive Vice President and Chief Operating Officer of New Energizer. He has been with ParentCo since 2010, most recently serving as the Separation Lead and a member of the Executive Steering Committee in addition to his duties as Vice President, General Counsel and Secretary. Prior to joining ParentCo, Mr. LaVigne was a partner at Bryan Cave LLP from 2007 to 2010, where he advised ParentCo on the Playtex and Edge/Skintimate acquisitions. Mr. LaVigne holds a J.D. from St. Louis University School of Law and a B.A. from the University of Notre Dame.

Emily K. Boss will be Vice President, General Counsel of New Energizer. Ms. Boss brings over 25 years of experience and expertise to her role as Vice President, General Counsel. She joined ParentCo in September 2013 as Vice President and Associate General Counsel, Commercial and IP. Prior to ParentCo, Ms. Boss spent 14 years at Georgia-Pacific where she was Assistant General Counsel in Consumer Products & Intellectual Properties from 2007 to 2013. Before that, she spent nine years at Diageo PLC, a beverage segment consumer packaged goods company where she last served as Vice President and Assistant General Counsel. Ms. Boss holds a J.D. from George Mason University School of Law and a B.S. in Political Science from James Madison University.

Timothy W. Gorman will be Vice President, Controller and Principal Accounting Officer of New Energizer. Mr. Gorman brings over 30 years of finance and controllership experience, including over 25 years of experience with a standalone public company. He joined ParentCo in September 2014 as Vice President and Controller of Energizer Household Products Group. Prior to ParentCo, Mr. Gorman was a consultant in private practice from December 2010 to August 2014 advising clients on a variety of matters. Before that, he spent 26 years with PepsiAmericas, Inc., a publicly traded beverage company, most recently as Senior Vice President, Controller and Principal Accounting Officer serving in that role from January 2008 to November 2010 leading all corporate finance functions, including external and internal financial reporting, accounting, tax, risk management and back office functions. Mr. Gorman holds a B.S. in Accounting from Indiana University.

DIRECTORS

Board of Directors Following the Distribution

The following table sets forth information as of March 25, 2015 regarding those persons who are expected to serve on New Energizer’s Board of Directors following the distribution and until their respective successors are duly elected and qualified. New Energizer is in the process of identifying the other persons who are expected to serve on New Energizer’s Board of Directors following the completion of the separation and will include information concerning those persons in an amendment to this information statement. All of the nominees will be presented to New Energizer’s sole stockholder, ParentCo, for election prior to the separation. After the distribution, none of these individuals will be directors or employees of ParentCo.

Name	Age	Position
J. Patrick Mulcahy	70	Chairman
Alan R. Hoskins	53	Director, President and Chief Executive Officer

J. Patrick Mulcahy will be the Chairman of New Energizer’s Board of Directors. Mr. Mulcahy has served as Chairman of ParentCo’s Board of Directors since 2007. He served as Vice Chairman of the ParentCo Board from January 2005 to January 2007, and prior to that time served as Chief Executive Officer of ParentCo from 2000 to 2005, and as Chairman of the Board and Chief Executive Officer of Eveready Battery Company, Inc. from 1987 until his retirement in 2005. He is also a director of Hanesbrands Inc. and was formerly a director of Ralcorp Holdings, Inc. and Solutia, Inc. Solutia and certain of its subsidiaries filed voluntary petitions for bankruptcy in 2003 and emerged from bankruptcy in 2008. Mr. Mulcahy has over 40 years of experience in consumer products industries, including almost 20 years as chief executive of ParentCo’s battery business. He was ParentCo’s first chief executive officer, and managed and directed the acquisition of ParentCo’s Schick-Wilkinson Sword business in 2003. Mr. Mulcahy holds a B.A. in Agricultural Economics and a Masters of Business Administration from Cornell University. He is very knowledgeable about the dynamics of our business and the categories in which we compete. His experience with the complex financial and operational issues of consumer products businesses brings critical financial, operational and strategic expertise to our Board of Directors.

Alan R. Hoskins will be the President and Chief Executive Officer of New Energizer. At ParentCo, he is currently President and Chief Executive Officer, Energizer Household Products, a position he has held since April 2012. Prior to his current position, Mr. Hoskins held several leadership positions at ParentCo, including Vice President, Asia-Pacific, Africa and Middle East from 2008 to 2011, Vice President, North America Household Products Division from 2005 to 2008, Vice President, Sales and Trade Marketing from 1999 to 2005, and Director, Brand Marketing from 1996 to 1999. He started his career at Union Carbide in 1983 following several years in the retailer, wholesaler and broker industry. Mr. Hoskins holds a B.S. in Business Administration and Marketing from Western New England College and a Masters of Business Administration from Webster University. He also completed the Senior Executive Program at Columbia University. Mr. Hoskins is very knowledgeable about the dynamics of our business and the categories in which we compete. His experience with the complex financial and operational issues of consumer products businesses brings critical financial, operational and strategic expertise to our Board of Directors.

Director Independence

A majority of our Board of Directors, and the entire membership of our Audit and Nominating and Executive Compensation Committees of our Board, will consist of independent, non-employee directors who meet the criteria for independence required by the NYSE listing standards. In addition, our Corporate Governance Principles will provide that there may not be at any time more than two employee directors serving on our Board.

A director will be considered independent if he or she does not have a material relationship with us, as determined by our Board and consistent with the listing standards of the NYSE. To that end, our Board of Directors, in the Corporate Governance Principles, will establish guidelines for determining whether a director is independent. A director will not be considered independent if:

•	within the last three years, the director was employed by us or one of our subsidiaries, or an immediate family member of the director was employed by us or one of our subsidiaries as an executive officer;

•	the director is a current partner or employee of a firm that is our internal or external auditor;

•	the director has an immediate family member who is a current partner of such a firm;

•	the director has an immediate family member who is a current employee of such a firm and personally works on our audit;

•	the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on our audit within that time; or

•	any of our present executive officers served on the compensation committee of another company that employed the director or an immediate family member of the director as an executive officer within the last three years.

The following relationships will be considered material:

•	a director or an immediate family member is an executive officer, or the director is an employee, of another company which has made payments to, or received payments from, us, and the payments to, or amounts received from, that other company in any of the last three fiscal years, exceed the greater of $1 million or 2% of such other company’s consolidated gross revenues;

•	a director or an immediate family member, during any 12-month period within the last three years, received more than $120,000 in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service);

•	a director is an executive officer of a charitable organization and our annual charitable contributions to the organization (exclusive of gift-match payments), in any single fiscal year within any of the last three years, exceed the greater of $1,000,000 or 2% of such organization’s total charitable receipts;

•	within the last three years, the director was employed by us or one of our subsidiaries, or an immediate family member of the director was employed by us or one of our subsidiaries as an executive officer;

•	a director is a partner of or of counsel to a law firm that, in any of the last three years, performed substantial legal services to us on a regular basis; or

•	a director is a partner, officer or employee of an investment bank or consulting firm that, in any of the last three years, performed substantial services to us on a regular basis.

For relationships not described above or otherwise not covered in the above examples, a majority of our independent directors, after considering all of the relevant circumstances, may make a determination whether or not such relationship is material and whether the director may therefore be considered independent under the NYSE listing standards. We will also consider and determine that members of our Audit Committee and Nominating and Executive Compensation Committee satisfy the additional independence requirements of the NYSE and SEC for such committees.

Director affiliations and transactions will be regularly reviewed to ensure that there are no conflicts or relationships with New Energizer that might impair a director’s independence. Every year, we will submit a questionnaire to each director and executive officer, in addition to conducting our own internal review, for the purpose of identifying certain potentially material transactions or relationships between each director, or any member of his or her immediate family, and New Energizer, our senior management and our independent auditor.

Committees of the Board of Directors

Effective upon the completion of the distribution, our Board of Directors, which we refer to as “our Board,” will have the following standing committees: an Audit Committee, an Executive Committee, a Nominating and Executive Compensation Committee, and a Finance and Oversight Committee.

Audit Committee. [—], [—] and [—] are expected to be the members of our Board’s Audit Committee. [—] is expected to be the Audit Committee Chairman. Our Board of Directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, our Board is expected to determine that at least one member of the Audit Committee has accounting or related financial management expertise and that each member is financially literate as required by NYSE rules. In addition, we expect that our Board of Directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, and in accordance with our Corporate Governance Principles. The Audit Committee will review auditing, accounting, financial reporting and internal control functions. It will be responsible for engaging and supervising our independent accountants, resolving differences between management and our independent accountants regarding financial reporting, pre-approving all audit and non-audit services provided by our independent accountants, and establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. The head of our internal audit department will report directly to the Audit Committee and will provide the Audit Committee reports on the internal audit department’s findings.

Executive Committee. [—], [—] and [—] are expected to be the members of our Board’s Executive Committee. [—] is expected to be the Executive Committee Chairman. The Executive Committee will act on behalf of our Board in the intervals between board meetings.

Nominating and Executive Compensation Committee. [—], [—] and [—] are expected to be the members of our Board’s Nominating and Executive Compensation Committee. [—] is expected to be the Nominating and Executive Compensation Committee Chairman. Our Board of Directors is expected to determine that each member of the Nominating and Executive Compensation Committee will be independent, as defined by the rules of the NYSE and in accordance with our Corporate Governance Principles. In addition, we expect that the members of the Nominating and Executive Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Nominating and Executive Compensation Committee will set compensation of our executive officers, approve deferrals under our deferred compensation plan, administer our incentive stock plans and grant equity-based awards, including performance-based awards, under those plans. The Nominating and Executive Compensation Committee will administer and approve performance-based awards under our executive officer bonus plan and will establish performance criteria for performance-based awards and certify as to their achievement. The committee will monitor management compensation and benefit programs, and review principal employee relations policies. It will also recommend nominees for election as directors or executive officers to our Board of Directors, as well as committee memberships and compensation and benefits for directors, administer our stock ownership guidelines, conduct the annual self-assessment process of our Board and its committees, and regularly review and update our Corporate Governance Principles.

Finance and Oversight Committee. [—], [—] and [—] are expected to be the members of our Board’s Finance and Oversight Committee. [—] is expected to be the Finance and Oversight Committee Chairman. The Finance and Oversight Committee will review our financial condition, objectives and strategies, and acquisitions and other major transactions, and make recommendations to our Board concerning financing requirements and dividend policy, foreign currency management and pension fund performance.

Our Board of Directors expects to adopt a written charter for each of the Audit Committee, the Executive Committee, the Nominating and Executive Compensation Committee, and the Financial Oversight Committee. These charters will be posted on our website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended September 30, 2014, New Energizer was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by ParentCo, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Shareholder Recommendations for Director Nominees

Our amended and restated bylaws will contain provisions that address the process by which a shareholder may nominate an individual to stand for election to our Board of Directors. We expect that our Board of Directors will adopt a policy concerning the evaluation of shareholder recommendations of Board candidates by the Nominating and Executive Compensation Committee.

Corporate Governance Principles

Our Board of Directors is expected to adopt a set of Corporate Governance Principles in connection with the separation to assist it in guiding our governance practices. These practices will be regularly re-evaluated by the Nominating and Executive Compensation Committee in light of changing circumstances in order to continue serving New Energizer’s best interests and the best interests of our shareholders.

Communicating with our Board of Directors

Our Corporate Governance Principles will include procedures by which shareholders and other interested parties who would like to communicate their concerns to one or more members of our Board of Directors, a Board committee or the independent non-management directors as a group may do so, including by writing to any such party at Energizer SpinCo, Inc., c/o Corporate Secretary, 533 Maryville University Drive, St. Louis, Missouri 63141.

Our “whistleblower” policy will prohibit us and any of our employees from retaliating or taking any adverse action against anyone for raising a concern.

Director Qualification Standards

Our Corporate Governance Principles will provide that the Nominating and Executive Compensation Committee is responsible for reviewing with our Board of Directors the appropriate skills and characteristics required of Board members in the context of the makeup of our Board of Directors and developing criteria for identifying and evaluating Board candidates.

The process that the Nominating and Executive Compensation Committee will use to identify a nominee to serve as a member of our Board of Directors will depend on the qualities being sought. From time to time, we may engage an executive search firm to assist the committee in identifying individuals qualified to be Board members. The committee will consider the knowledge, experience, diversity, and personal and professional integrity of potential directors, as well as their willingness to devote the time necessary to effectively carry out the duties and responsibilities of membership on our Board. The committee may re-evaluate the relevant criteria for Board membership from time to time in response to changing business factors or regulatory requirements. Our full Board of Directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Executive Compensation Committee.

Risk Oversight and Risk Management

The role of our Board of Directors in risk oversight will be consistent with our leadership structure, with management having day-to-day responsibility for assessing and managing our risk exposure and our Board of Directors and its committees providing oversight in connection with those efforts, with particular focus on the most significant risks facing us.

The risk oversight responsibility of our Board of Directors and its committees will be enabled by management reporting processes that are designed to provide visibility to our Board of Directors about the identification, assessment and management of critical risks, and management’s risk mitigation strategies. Management of day-to-day operational, financial and legal risks will be the responsibility of our operational and executive leadership. We will maintain a Risk Committee of senior personnel in a number of functional areas. The Risk Committee will be sponsored jointly by our chief financial officer and general counsel.

Policies on Business Ethics

In connection with the separation, we will adopt a Code of Business Conduct and Ethics, which we refer to as the “Code of Conduct,” that will require all our business activities to be conducted in compliance with laws, regulations and ethical principles and values. All of our directors, officers, and employees will be required to read, understand and abide by the requirements of the Code of Conduct. The Code of Conduct will be accessible on our website. Any waiver of the Code of Conduct for directors or executive officers may be made only by our Board of Directors. We will disclose any amendment to, or waiver from, a provision of the Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from the Code of Conduct for the other executive officers and for directors on our website.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, we expect that our Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Determinations Prior to the Separation and Named Executive Officers

Until the separation, we will be a wholly owned subsidiary of ParentCo, and therefore ParentCo’s senior management and the Nominating and Executive Compensation Committee (“ParentCo’s NECC”) of ParentCo’s Board of Directors determined our historical compensation strategy. Since the information presented in the compensation tables of this information statement relates to fiscal year 2014, which ended on September 30, 2014, this Compensation Discussion and Analysis focuses primarily on ParentCo’s compensation programs and decisions with respect to fiscal year 2014 and the processes for determining fiscal year 2014 compensation while we were part of ParentCo. Specifically, in this Compensation Discussion and Analysis, we:

•	describe the anticipated features of our compensation program following the separation;

•	describe ParentCo’s goals for compensating our named executive officers, who are identified below, in fiscal year 2014;

•	describe the elements of ParentCo’s compensation program and explain how executive compensation decisions in fiscal year 2014 reflect ParentCo’s business performance; and

•	explain the tables and other disclosures that follow this Compensation Discussion and Analysis.

In connection with the separation, our Board of Directors will form its own Nominating and Executive Compensation Committee. Following the separation, that committee will determine our executive compensation strategy.

This Compensation Discussion and Analysis presents historical compensation information for the following individuals, whom we refer to as our “named executive officers”:

•	Alan R. Hoskins, President and Chief Executive Officer; prior to the separation, Mr. Hoskins served as President and Chief Executive Officer, Energizer Household Products;

•	Brian K. Hamm, Executive Vice President and Chief Financial Officer; prior to the separation, Mr. Hamm served as Vice President, Controller and Chief Accounting Officer of ParentCo; and

•	Mark S. LaVigne, Executive Vice President and Chief Operating Officer; prior to the separation, Mr. LaVigne served as Vice President, General Counsel & Secretary as well as Separation Lead.

Additional information about New Energizer’s expected senior executive team following the separation is set forth in the section of this information statement captioned “Management-Executive Officers Following the Distribution.”

Anticipated Compensation Program Design Following the Separation

Our Nominating and Executive Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. Until the separation, ParentCo’s NECC will continue to make certain compensation decisions and take actions regarding our compensation philosophy, principles and program design. Following the separation, such decisions will be made, and related actions taken, by our Nominating and Executive Compensation Committee.

It is anticipated that ParentCo’s NECC, and after the separation, our Nominating and Executive Compensation Committee, will establish objectives and principles similar to the objectives and principles that ParentCo maintained for its compensation program in fiscal year 2014, as described in this Compensation Discussion and Analysis.

We expect that our executive compensation program following the separation will generally include the same elements as ParentCo’s executive compensation program. In connection with the separation, we expect to adopt an equity incentive plan under which various awards in respect of our common stock may be granted to our employees and directors as well as an annual cash bonus program. We expect that the terms of these plans will be similar to those of ParentCo’s Second Amended and Restated 2009 Incentive Stock Plan and ParentCo’s annual cash bonus program, respectively. We also expect to adopt stock ownership guidelines in connection with the separation that are similar to those adopted by ParentCo.

In addition, we expect to provide change in control severance benefits to our named executive officers that are similar to those currently provided by ParentCo to our named executive officers. We also expect to adopt a defined contribution 401(k) plan, excess 401(k) plan and deferred compensation plan that are similar to those maintained by ParentCo and to assume certain liabilities related to employees of New Energizer under these plans. See “Certain Relationships and Related Party Transactions—Agreements with ParentCo—Employee Matters Agreement” for information on the allocation of liabilities with respect to employees and employee benefit plans between ParentCo and New Energizer.

Once established, our Nominating and Executive Compensation Committee will review the impact of our separation from ParentCo and all aspects of compensation and make appropriate adjustments to our compensation programs and practices.

Principles of ParentCo’s Compensation Program

ParentCo is committed to maintaining competitive compensation practices. The principles ParentCo follows are:

Pay for Performance. ParentCo’s primary goal is to instill a “pay for performance” culture throughout its organization, with a significant portion of targeted compensation for its named executive officers dependent upon achievement of performance goals, and forfeited if goals are not achieved.

Competitive Total Compensation Packages. ParentCo strives to attract and retain strong executive leaders, with competitive total compensation opportunities near the 50th percentile of its peer group. ParentCo’s compensation program is designed to motivate these leaders with objectives aligned with operating results and execution of significant initiatives.

Alignment with Shareholder Interests. A substantial portion of our named executive officers’ total compensation is in the form of restricted stock equivalents and ParentCo has stock ownership guidelines for its executive officers and prohibitions on the hedging of ParentCo stock, in order to align the compensation received by executives with the returns received by ParentCo’s shareholders.

Key Elements of Executive Compensation in Fiscal year 2014

In the beginning of fiscal 2013, ParentCo’s NECC made several significant changes to executive officer compensation in order to improve its linkage to shareholder value and streamline executive compensation programs.

Continued enhancements to the long-term incentive program

Beginning in fiscal 2013, ParentCo’s NECC adopted three metrics for the long-term incentive program, replacing the Adjusted EPS metric used in past years. At the start of fiscal year 2014, ParentCo’s NECC reviewed the compensation elements and determined that the compensation elements adopted in fiscal 2013 continued to be consistent with ParentCo’s compensation philosophy and approved the same metrics for fiscal year 2014:

•	adjusted return on invested capital (ROIC), to support ParentCo’s focus on cash flow, including improved working capital performance, and to emphasize the importance of capital allocation decisions;

•	cumulative adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), to emphasize growth in core operating earnings; and

•	relative total shareholder return to further ensure that realized results are aligned with, and shareholder value creation results from ROIC and EBITDA can be further impacted by relative total shareholder return.

For fiscal year 2014, to continue to enhance the emphasis on ParentCo’s performance, ParentCo’s NECC adjusted the mix of restricted stock equivalents by increasing the performance-based portion to 75% of the restricted stock equivalents available to be earned at target. This is an increase from 54% of the restricted stock equivalents at target in fiscal 2013.

Multiple metrics of the short-term incentive program

Beginning in fiscal 2013, ParentCo’s NECC also approved four metrics to measure performance in the short-term incentive program, replacing the Adjusted EPS metric used in past years. At the start of fiscal year 2014, ParentCo’s NECC reviewed the compensation elements and determined that the compensation elements adopted in fiscal 2013 continued to be consistent with ParentCo’s compensation philosophy and approved the same metrics for fiscal year 2014:

•	Company-wide cost savings associated with restructurings, which constitutes 20% of the weighting, to focus on delivering the three-year global cost savings to investors announced by ParentCo, to be paid annually, as cost savings for the multi-year restructuring project are achieved;

•	adjusted earnings per share (EPS), which constitutes 30% of the weighting, to encourage executives to deliver on bottom-line results;

•	Company-wide pre-tax adjusted operating profit, which constitutes 30% of the weighting, to reward operating performance; and

•	adjusted net working capital as a percentage of sales (NWC), which constitutes 20% of the weighting, to encourage improved management of working capital.

Elements of Compensation

The elements of ParentCo’s fiscal year 2014 executive compensation program as well as the purpose of each item are shown in the following table:

Compensation Element	Description	Purpose
Base Salary	Annual fixed salary, payable in cash.	Helps attract and retain key individuals.

Annual Cash Bonus

Bonuses are payable in cash upon achievement of the pre-determined company-wide metrics:

•    Adjusted EPS target (30%)

•    Adjusted Operating Profit (30%)

•    Three-Year global Cost Savings (20%)

•    Adjusted Net Working Capital (20%)

Promotes achievement of company-wide performance goals.

Three Year Equity Awards	75% of the restricted stock equivalents available to be awarded at target vest, based on performance targets of three metrics: (i) adjusted return on invested capital, (ii) cumulative adjusted EBITDA and (iii) results from (i) and (ii) above can be further impacted by ParentCo’s relative total shareholder return. The remaining portion vests on the third anniversary of the grant if the recipient remains employed with ParentCo.

Promotes achievement of long-term company-wide earnings performance goals.

Provides a direct link to shareholder interests by tying a significant portion of executive’s personal wealth to the performance of ParentCo’s common stock.

Vesting requirements help to retain key employees.

Supplemental Retirement Plans	Executives participate in the retirement plans available for all employees; the supplemental retirement plans restore retirement benefits otherwise limited by federal statute.	Ensures that our named executive officers receive the same relative value compared to other employees who are not subject to these limits.

Change of Control Severance Agreements	Executives are entitled to benefits in the event of a change of control only if they are involuntarily terminated (or they resign for good cause) following a change of control of ParentCo.	Allows executives to make decisions focusing on the interests of shareholders while using a “double trigger” (a change of control plus termination) to avoid a windfall.

Objectives

The key objective of ParentCo’s compensation philosophy is to reward management based upon their success in increasing shareholder value. With a focus on achieving this overarching goal, the overall executive compensation program is designed to provide a compensation package that will enable ParentCo to attract and retain highly talented executives and maintain a performance-oriented culture.

Pay for Performance

ParentCo’s goal is to instill a “pay for performance” culture throughout its operations, with total compensation opportunities targeted near the 50th percentile of its peer group.

In 2014, a significant portion of targeted compensation for ParentCo’s named executive officers, consisting of the annual cash bonus and three-year equity awards, was variable—not fixed—compensation, rewarding our named executive officers for the achievement of outstanding and sustained Company performance, which builds shareholder value. ParentCo believes this compensation structure offers higher potential rewards for superior performance, and significantly lower compensation for results below target.

Competitive Total Compensation Package

ParentCo’s executive officers are highly experienced, with average industry experience of over 20 years, and have been successful in diversifying ParentCo’s businesses, improving operating results and sustaining long-term adjusted EPS growth. Because of management’s level of experience and successful track record, as well as the value of maintaining continuity in senior executive positions, ParentCo views retention of key executives as critical to the ongoing success of its operations. Consequently, ParentCo:

•	targets total compensation packages near the 50th percentile of ParentCo’s peer group of companies to help retain key executives and remain competitive in attracting new employees; and

•	establishes vesting periods for ParentCo’s time-based equity-based awards, to provide additional retention incentives.

ParentCo’s executive compensation program also includes features to address other compensation-related issues such as retirement concerns of employees, which ParentCo believes have played an important role in its executive compensation structure.

Alignment with Shareholder Interests

A significant portion of ParentCo’s compensation program consists of equity grants that align its officers’ interests with those of shareholders by tying a significant portion of the officers’ personal wealth to the performance of ParentCo’s common stock.

ParentCo’s incentive compensation program focuses on a combination of short- and long-term profitability metrics and other metrics which motivate the achievement of significant corporate project goals. Specifically, in the short-term incentive plan, ParentCo uses two profitability metrics, with a combined weighing at 60% of the total annual bonus opportunity, and two project metrics, with a combined weighting at 40% of the total bonus opportunity.

Profitability Metrics

•	Adjusted EPS (30% weighting), aligned with overall performance

•	Adjusted Operating Profit (30% weighting), aligned with underlying operational performance

Project Metrics

•	Company-Wide Three-Year Global Cost Savings (20% weighting), supporting ParentCo’s 2013 restructuring

•	Net Working Capital as a Percentage of Sales (20% weighting), supporting ParentCo’s net working capital initiative

During fiscal year 2014, the long-term incentive plan performance restricted stock equivalents, approved in November 2011, vested based on compound annual growth in adjusted EPS over the three-year performance period, which aligned with shareholder interests in adjusted EPS growth and stock price appreciation during the performance period.

Implementation of the Compensation Program

ParentCo’s Board of Directors has delegated authority to ParentCo’s NECC to approve all compensation and benefits for ParentCo’s executive officers. ParentCo’s NECC sets executive salaries and bonuses, reviews executive benefit programs, including change in control severance agreements, and grants cash bonus awards to ParentCo’s executive officers under ParentCo’s cash bonus program, as well as equity awards to executives under ParentCo’s Amended and Restated 2009 Incentive Stock Plan.

To assist ParentCo’s NECC in evaluating ParentCo’s executive and director compensation programs on a competitive market basis, ParentCo’s NECC has directly retained an outside consultant, Meridian Compensation Partners LLC, which is asked to:

•	provide comparative market data for ParentCo’s peer group (and other companies, as needed) with respect to the compensation of ParentCo’s named executive officers and directors;

•	analyze ParentCo’s compensation and benefit programs relative to its peer group; and

•	advise ParentCo’s NECC on trends in compensation and governance practices and on management proposals with respect to executive compensation.

ParentCo’s NECC has reviewed the independence of Meridian and has determined that Meridian has no conflicts of interest. In particular:

•	Meridian does not provide any other services to ParentCo.

•	ParentCo’s NECC has sole authority to retain or replace Meridian in its role as its consultant.

•	ParentCo’s NECC regularly reviews the performance and independence of Meridian, as well as fees paid.

•	Management has retained a separate consultant, Towers Watson, which advises management (but not ParentCo’s NECC) on market trends in executive compensation, provides ad hoc analysis and recommendations, and reviews and comments on compensation proposals.

ParentCo believes that having separate consultants promotes Meridian’s independence.

A representative of Meridian attends committee meetings as requested to serve as a resource on executive and director compensation matters. In order to encourage independent review and discussion of executive compensation matters, ParentCo’s NECC meets with Meridian in executive session.

Meridian, with input from ParentCo’s NECC, has developed a customized peer group of 24 companies based on a variety of criteria, including consumer products businesses, businesses with a strong brand focus, competitors for executive talent, and similarly-sized businesses in terms of revenue.

Meridian uses data provided by that peer group to determine a market comparison for ParentCo’s executive compensation program. Total compensation opportunities are targeted at the 50th percentile of the peer group. The market comparison is made for each key component of compensation, including base pay, target annual bonus, target total cash compensation and grant-date value of long-term incentives. Meridian also analyzes the aggregate equity utilization as compared to the peer group. In addition, Meridian reviews the terms of our change-in-control program for ParentCo’s executives for consistency with market practices.

The peer group utilized by Meridian, and approved by ParentCo’s NECC, for its review of fiscal year 2014 executive compensation consists of the following companies. The industries in which the companies are engaged are noted: (1) household products; (2) personal care; (3) food and beverage; and (4) apparel.

Avery Dennison(1)	Del Monte Foods Company(3)	Hasbro(1)	NuSkin Enterprises(2)

Avon Products(2)	Elizabeth Arden(2)	The Hershey Company(3)	Revlon(2)

Brown-Forman(3)	Estee Lauder Companies, Inc.(2)	Masco Corporation(1)	S.C. Johnson & Son(1)

Church & Dwight(1)(2)	Fortune Brands Home & Security, Inc.(1)	Mattel, Inc.(1)	The Scott’s Miracle-Gro Company(1)

The Clorox Company(1)	Hallmark Cards(1)	Mead Johnson Nutrition Co.(3)	The Sherwin-Williams Company(1)

Colgate-Palmolive Company(2)	Hanesbrands(4)	Newell Rubbermaid(1)	Tupperware Brands Company(1)

The following table provides an overview of how ParentCo compared to its peer group companies based on revenue:

(in millions of dollars)	Revenue
75th Percentile	6,808
50th Percentile	4,307
25th Percentile	2,898
Energizer Holdings, Inc.	4,600

Results of 2014 Advisory Vote to Approve Executive Compensation

At ParentCo’s 2014 Annual Meeting of Shareholders on January 27, 2014, ParentCo submitted a proposal to its shareholders for an advisory vote on our fiscal year 2013 compensation awarded to its named executive officers. ParentCo’s shareholders approved the proposal with approximately 94% of the votes cast in favor of the proposal. ParentCo believes that the outcome of its say-on-pay vote signals its shareholders’ support of the approach of ParentCo’s NECC to executive compensation, specifically our efforts to attract, retain and motivate ParentCo’s named executive officers.

ParentCo was pleased with its shareholders’ support of its fiscal 2013 compensation program, and ParentCo’s NECC continues to review ParentCo’s executive compensation practices to further align its compensation practices with its pay-for-performance philosophy and shareholder interests. ParentCo values the opinions of its shareholders and will continue to consider the outcome of future say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for its named executive officers.

Elements of Compensation

Base Pay

ParentCo benchmarks base pay against its peer group annually as a guide to setting compensation for key positions, including our named executive officers, in the context of prevailing market practices. ParentCo’s management and ParentCo’s NECC believe an important benchmark for base salaries is the 50th percentile for the peer group, but also that it is important to consider the interplay of all of the benchmarked components of total compensation as well as the individual’s performance.

At the beginning of each fiscal year ParentCo’s NECC establishes the salaries of ParentCo’s executive officers (other than the chief executive officer) based on recommendations of the chief executive officer. These recommendations are based on an assessment of the individual’s responsibilities, experience and individual performance. Where the recommendations of ParentCo’s chief executive officer and compensation consultant for the salaries of executives remain within the targeted range relative to the peer group, and ParentCo’s NECC concurs with the assessment of performance, ParentCo’s NECC has historically approved the recommendations made by ParentCo’s chief executive officer.

The salary of ParentCo’s chief executive officer is set by ParentCo’s NECC, taking into account the recommendation of the compensation consultant of ParentCo’s NECC. In connection with that review, Meridian, without input from management, provides ParentCo’s NECC with a range of possible salary and long-term incentive award levels. ParentCo’s NECC uses this information, along with its analysis of the performance and contributions of ParentCo’s chief executive officer against performance goals, to determine an appropriate salary.

ParentCo’s NECC evaluated the base salaries of our named executive officers at its November 2013 meeting and set the base salaries of our named executive officers for fiscal year 2014 as follows: Mr. Hoskins—$460,000; Mr. Hamm—$301,600 and Mr. LaVigne—$440,000.

Incentive Programs

ParentCo’s NECC has annually approved a two-tier incentive compensation structure for ParentCo’s key executives, consisting of an annual performance program, paid in cash, and a three-year performance program, paid in restricted stock equivalents. Consistent with the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “IRC”), awards to officers under ParentCo’s annual performance program are made under the terms of ParentCo’s shareholder-approved executive officer bonus plan, and the three-year performance awards are granted under the terms of ParentCo’s Amended and Restated 2009 Incentive Stock Plan.

Annual Cash Bonus Program

Annual cash bonuses to our named executive officers are based on a percentage of the executive’s annual salary, and adjusted based on performance on metrics determined by ParentCo’s NECC. The 2014 annual bonus program was designed to measure performance against four metrics:

•	Adjusted EPS (30% of the named executive officer’s bonus target)

•	Adjusted Operating Profit (30% of the named executive officer’s bonus target)

•	Company-wide Three-Year Global Cost Savings (20% of the named executive officer’s bonus target)

•	Adjusted NWC (20% of the named executive officer’s bonus target)

The performance goals for each metric were set by ParentCo’s NECC at the beginning of the fiscal year. ParentCo’s NECC assigned individual “bonus targets” to each of the officers, based upon individual performance and prevailing market practice information provided by the consultant of ParentCo’s NECC. For fiscal year 2014, the following “bonus targets,” defined as a percentage of the individual’s base pay, were assigned to our named executive officers:

•	Mr. Hoskins—80%

•	Mr. Hamm—50%

•	Mr. LaVigne—65%

Under the annual cash bonus program, our named executive officers receive overall bonus payouts, if any, under the company performance metrics described below, and there is no individual performance component of the payout. Due to changes in the compensation of our named executives for the period covered by the Cost Savings pool (one of the performance metrics), however, the calculation of the overall bonus payouts differed slightly for each named executive. For fiscal year 2014, the following combined weighted payout ratio for each of our named executive officers was:

•	Mr. Hoskins—167%

•	Mr. Hamm—167%

•	Mr. LaVigne—156%

These payouts are based on outcomes under the following performance metrics.

Adjusted EPS.

Adjusted EPS means ParentCo’s diluted earnings per share, determined in accordance with U.S. generally accepted accounting principles (“GAAP”), subject to adjustment for certain limited matters, including the effects of acquisitions, divestitures, extraordinary dividends, stock splits or stock dividends, recapitalizations, extraordinary transactions such as mergers or spin-offs, reorganizations, unusual or nonrecurring non-cash accounting impacts and costs associated with restructurings.

The threshold, target and stretch achievement levels, and the percent payout at each level, are as follows:

FY14 Annual Bonus (30% of Bonus Target)	Threshold	Target	Stretch
	35% Payout	100% Payout	200% Payout
Adjusted EPS	$6.90	$7.30	$7.70

Bonuses indicated increase proportionately in 1/10th of 1% increments for final results between the goals indicated with maximum bonus at stretch. No bonuses tied to ParentCo’s performance are paid for results below the Threshold goal.

ParentCo’s NECC, in consultation with management, considered whether to adjust for the negative financial impact (or whether to exercise its negative discretion to disregard the impact) of the following events when determining the achievement of targets: (i) costs associated with restructuring operations, (ii) costs associated with ParentCo’s efforts to effect the separation, and (iii) various integration and transaction costs. ParentCo’s NECC reviewed the adjustments and, through the use of its negative discretion, reduced the adjusted EPS ParentCo reported of $7.32 to $7.26, which reduced the amount of the awards payable under the annual bonus plan to 93.5% of target.

Adjusted Operating Profit.

Adjusted Operating Profit means net earnings plus taxes and interest expense, subject to adjustment for certain limited matters, including the effects of acquisitions, divestitures, extraordinary dividends, stock splits or stock dividends, recapitalizations, extraordinary transactions such as mergers or spin-offs, reorganizations, unusual or nonrecurring non-cash accounting impacts and costs associated with restructuring.

The threshold, target and stretch achievement levels, and the percent payout at each level, are as follows:

	Threshold	Target	Stretch
(30% of Bonus Target)	35% Payout	100% Payout	200% Payout
Adjusted Operating Profit	$748.2M	$783.5M	$819.5M

Bonuses indicated increase proportionately in 1/10th of 1% increments for final results between the goals indicated with maximum bonus at stretch. No bonuses tied to ParentCo’s performance are paid for results below the Threshold goal.

ParentCo’s NECC, in consultation with management, considered whether to adjust for the negative financial impact (or whether to exercise its negative discretion to disregard the impact) of the following events when determining the achievement of targets: (i) costs associated with restructuring operations, (ii) costs associated with our efforts to effect the separation, and (iii) various integration and transaction costs. ParentCo’s NECC reviewed the adjustments and, through the use of its negative discretion, reduced the amount of the awards and amounts payable under the annual bonus plan from $764.1 to $753.6, resulting in a payout of 44.9% of target.

Company-wide Three-Year Global Cost Savings.

ParentCo’s Company-wide Three-Year Global Cost Savings bonus metric was adopted by ParentCo’s NECC in support of ParentCo’s multi-year restructuring program, under which ParentCo expected to realize gross annualized pre-tax cost savings of approximately $200 million by fiscal 2015.

Because the restructuring program encompasses a three-year period, the cost savings bonus metric is a pool comprised of 20% of each named executive officer’s total bonus for the three years of the restructuring program. For fiscal year 2014, no bonus payment would have been made unless cost savings generated by the restructuring program exceeded $45 million. To the extent cost savings exceeded $45 million, the cost savings generated by the restructuring program would be divided by $200 million, and then multiplied by 100 to give the percentage payout of the three-year pool. In order to encourage performance beyond the initial program targets, if cost savings generated by the program were greater than $200 million but less than $250 million, the portion of the individual’s bonus target attributable to cost savings will be equal to the stretch payout factor (cost savings minus $200 million, divided by $50 million), multiplied by 20% of the individual’s annual bonus target multiplied by 3 (the number of years in the pool), in addition to the amount above. Payout under this program was approved at stretch. In fiscal year 2014, the restructuring program generated cost savings of $255 million. Accordingly, the 20% portion of the annual bonus program attributable to Cost Savings paid out 148.4% of the three-year pool target, which comprised the remainder of the pool following the initial payout of the pool in fiscal 2013.

Adjusted NWC

ParentCo’s Adjusted NWC metric was adopted by ParentCo’s NECC in support of ParentCo’s working capital management initiative, under which ParentCo committed to improving working capital as a percent of sales in excess of 400 basis points, over the fiscal 2011 baseline metric of 22.9% which ParentCo estimates would result in a reduction of more than $200 million of working capital.

“Adjusted NWC” means Average Net Working Capital, divided by net sales for the performance period, as adjusted for the effect of restructuring events such as plant closings, sales of facilities or operations and business restructurings, and expressed as a percentage.

“Average Net Working Capital” means, as of the end of the performance period, the average of the last four quarter end balances for each of (i) receivables, as reported, less the portion of accrued liabilities representing trade allowance, plus (ii) inventories, as reported, minus (iii) accounts payable.

The threshold, target and stretch achievement levels, and the percent payout at each level, are as follows:

FY14 Annual Bonus Proposed Metric (20% of Bonus Target)	Threshold 35% Payout	Target 100% Payout	Stretch 200% Payout
Adjusted NWC	17.5%	16.5%	15.0%

ParentCo’s NECC, in consultation with management, considered whether to adjust for the negative financial impact (or whether to exercise its negative discretion to disregard the impact) of the effect of restructuring events when determining the achievement of targets. ParentCo’s NECC reviewed the adjustments and determined that the 15% adjusted NWC as reported should not be reduced and the payout under the Adjusted NWC metric was 200% of target.

Working Capital Special Incentive Program

Due to the leadership role Mr. Hamm played in connection with our net working capital program, he also received a Working Capital Special Incentive award. The award tracked achievement of net working capital percentage sales milestones beginning in April 2012.

The working capital incentive target was 17.4% and threshold was 21.0%. Upon achievement between threshold and target performance, payout was determined according to straight-line interpolation, and Mr. Hamm received a payout of 71.1% of target ($47,610) in fiscal 2014.

Equity Awards

ParentCo’s Amended and Restated 2009 Incentive Stock Plan authorizes ParentCo’s NECC to grant various types of equity awards. Since 2005, ParentCo’s NECC has granted to key executives primarily restricted stock equivalent awards, with achievement of company performance targets over three years as a condition to vesting of the majority of the award, and continued employment with ParentCo over the same period as a condition to vesting of the remainder of the award. See “Executive Compensation—Potential Payments Upon Termination of Change in Control.” In November 2013, ParentCo’s NECC continued this practice, awarding three-year incentive awards with a performance-based component constituting 75% of the restricted stock equivalents available to be awarded at target and a time-vesting component constituting 25% at target of the award.

Timing and Procedures for Grants

Other than in exceptional cases, such as promotions or new hires, long-term incentive awards are generally granted in the first quarter of the fiscal year (October through December), at the time when salary levels and bonus programs for the new fiscal year are determined. ParentCo’s NECC and management have agreed that it is also an appropriate time to review and consider additional awards as part of the total compensation packages.

The size of equity awards for our named executive officers granted in November 2013 was based in part upon benchmarked data from our peer group provided by Meridian valued on the date of grant. The size of awards also reflects other factors, such as officers’ individual performance, current dilution rates, and the market run-rate for equity grants among the peer group. The number of restricted stock equivalents awarded, as well as the mix between time-based and performance-based awards, are based on the amounts targeted to be delivered after three years, and the corresponding grant date value of the restricted stock equivalents. The restricted stock equivalent awards are stock-settled at the end of the three-year period, when they convert into unrestricted shares of our common stock if and to the extent that the vesting requirements are met. Performance shares are earned based on performance over the three-year performance cycle against pre-established goals. In addition to the earned award fluctuating with performance against these goals, the value of the shares also may fluctuate based on performance of ParentCo’s common stock over time. This combination of financial performance and stock price performance enhances the alignment with shareholders.

ParentCo’s chief executive officer recommends to ParentCo’s NECC the number of shares or share units to be awarded for each named executive officer (other than ParentCo’s chief executive officer). With respect to awards to ParentCo’s chief executive officer, Meridian, without input from ParentCo’s chief executive officer or other members of management, provides a range of potential awards to ParentCo’s NECC. However, ParentCo’s NECC considers alternatives outside the range and determines the award considering the competitive posture, performance of ParentCo, returns to shareholders, and experience and effectiveness of ParentCo’s chief executive officer’s leadership, as well as the input from Meridian.

Performance Awards Vesting in 2014

In fiscal year 2014, the three-year vesting period for performance awards granted in November 2011 ended. ParentCo’s NECC exercised its discretion to adjust the fiscal year 2014 adjusted EPS result down from a reported amount of $7.32 to $7.26 per share, representing a compound adjusted EPS growth for that period of 8.3%. This resulted in vesting of 126% of the awards granted at target.

Grants During Fiscal Year 2014

ParentCo’s NECC approved the grant of two types of restricted stock equivalent awards to our named executive officers in fiscal year 2014, time-based awards, which vest three years from the date of grant and can increase in value if ParentCo’s stock price rises, and performance-based awards. The performance-based awards granted in 2014 measure performance against two metrics:

•	adjusted ROIC, to support ParentCo’s focus on cash flow, including improved working capital performance, and to emphasize the importance of capital allocation decisions; and

•	cumulative adjusted EBITDA, to reward growth in core operating earnings.

Once the initial award amount is determined, the performance equivalent awards will then be subject to adjustment based on a third metric, ParentCo’s relative total shareholder return during the three-year performance period based on a relevant group of industrial and consumer goods companies.

The number of units granted to each named executive officer is shown in the “Grants of Plan-Based Awards” table.

Other Equity Awards

ParentCo’s NECC has, from time to time, and most recently in 2009, granted non-qualified stock options as well as restricted stock equivalent awards which vest over time. No such grants were made to our named executive officers in fiscal year 2014.

Supplemental Retirement Plans

In fiscal year 2014, our named executive officers were covered, like other ParentCo employees, by ParentCo’s defined benefit pension plan. As a qualified plan, it is subject to maximum pay and benefit limits under the tax rules. The pension restoration plan (the executive supplemental retirement plan) provides a supplement to a named executive officer’s pension benefit equal to the amount that the named executive officer would have received but for the tax limitations. Details of pension benefits under the pension restoration plan are set forth in the “Pension Benefits Table,” including the accompanying narrative.

Our named executive officers were also covered by ParentCo’s qualified defined contribution 401(k) plan, and entitled to a company match on a portion of their deferrals to the plan. The amounts which may be deferred on a tax preferred basis into the qualified plan, as well as the amount of the matching contributions, are also subject to IRS limitations. ParentCo has also established supplemental plans to compensate executives for these limits. The excess 401(k) plan permits executives to defer any excess contributions and matching payments not permitted into the qualified 401(k) plan. According to market data provided by Meridian, these types of benefits are generally offered by ParentCo’s peer group described above, often with enhanced benefit formulas (which ParentCo does not provide).

Details of the excess 401(k) plan, including the contributions, earnings and year-end balances, are set forth in the “Non-qualified Deferred Compensation Table.”

Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan was frozen and future retirement service benefits are no longer accrued. The elimination of the U.S. pension benefit was partially offset by an increase in the company match to contributions made by participants into ParentCo’s defined contribution and excess contribution 401(k) plans. When the pension plan was frozen, the pension restoration plan for executives was similarly frozen. Account balances in the pension plans are credited with interest based on the 30-year treasury rate measured in August of each year for the next plan year.

Severance and Other Benefits Following a Change of Control

Unlike many other public companies, ParentCo has not offered employment agreements to its executives. However, ParentCo has ongoing change of control agreements with each of its executive officers, as discussed under “Potential Payments upon Termination or Change of Control.”

The change of control agreements are designed to provide executives with increased security in the event of a change of control, and allow them to weigh alternative future courses for ParentCo focused on the interests of shareholders. ParentCo’s NECC annually reviews the cost and the terms of the agreements in light of advice provided by Meridian, based upon surveys of Fortune 500 companies as well as ParentCo’s peer group, and its own internal data and expertise. ParentCo believes that the retention value provided by the agreements, and the benefit to ParentCo when the named executive officer is provided the opportunity to focus on the interests of shareholders and not his own personal financial interests, outweighs the potential cost given that:

•	such protections are common among companies of ParentCo’s size, and allow ParentCo to offer a competitive compensation package;

•	Meridian has advised that the aggregate projected cost of the agreements is at the lower end of prevailing practice;

•	such costs will only be triggered if the new controlling entity involuntarily terminates the protected named executive officers, or the named executive officers are able to resign for good reason, during the protected period;

•	the agreements include non-compete and non-solicitation covenants binding on our named executive officers, which can provide significant benefit to the new controlling entity; and

•	the individuals with the agreements are carefully selected by ParentCo’s Board of Directors, and ParentCo believes they are critical to the process of evaluating or negotiating a potential change of control transaction or in the operation of its business during the negotiations or integration process, so that their retention would be critical to the success of any such transaction.

ParentCo’s NECC has, from time to time in the last several years, initiated further limitations on the benefits provided. In November 2011, ParentCo’s Board of Directors, upon the recommendation of ParentCo’s NECC, adopted a policy pursuant to which ParentCo will not include tax gross-up payments relating to severance payments, and instead adopt the “best-of-net” approach for change in control employment agreements entered into with executive officers after that date. Of our named executive officers, Mr. LaVigne has an agreement including the prior tax gross-up treatment, and Mr. Hoskins and Mr. Hamm each have agreements providing the “best-of-net” treatment.

A description of the projected cost, if a change of control were to have occurred on the last day of fiscal year 2014 and all of our named executive officers were terminated on that date, is provided under “Potential Payments upon Termination or Change of Control.”

Strategic Transaction Incentive Agreements

In connection with the separation, ParentCo’s NECC approved Strategic Transaction Incentive Agreements for Mr. LaVigne and Mr. Hamm due to the leadership roles each individual will have in the execution of the separation. The agreements provide that upon the completion of the separation, Mr. LaVigne and Mr. Hamm will be entitled to receive a special cash bonus equal to $660,000 and $301,600 respectively; provided, that each of them completes performance objectives related to leadership of the execution of the separation.

The agreements contain non-compete provisions that prohibit Mr. LaVigne and Mr. Hamm from competing against ParentCo and its affiliates for one year after termination. The agreements also contain non-solicitation, non-interference and confidentiality obligations. The agreements also provide that if ParentCo is subject to a change of control or if the recipient is terminated without cause prior to the completion of the separation, the recipient will be entitled to receive a pro-rated portion of the special cash bonus.

Perquisites

ParentCo offers a limited number of perquisites for our named executive officers, consisting of the executive financial planning program, executive long-term disability plan, and executive excess liability plan. ParentCo’s Board of Directors has also authorized individuals to bring family members and guests along on business flights. ParentCo regularly reviews the benefits provided to its executives and make appropriate modifications based on peer group analysis and the evaluation of ParentCo’s NECC of the retentive value of these benefits.

Stock Ownership Requirements

ParentCo’s stock ownership guidelines provide that ParentCo’s chief executive officer must maintain ownership of ParentCo’s common stock with a value of at least five times his base salary, and other executive officers must maintain common stock ownership with a value of at least three times their base salaries. New executive officers are given a period of five years to attain full compliance with the guidelines.

For purposes of this determination, stock ownership includes shares of ParentCo’s common stock which are owned directly or by family members residing with the named executive officer or by family trusts, as well as vested options, vested and deferred restricted stock equivalents, unvested restricted stock equivalents (other than equivalents subject to achievement of performance targets), and common stock or stock equivalents credited to an officer under ParentCo’s defined contribution 401(k) plan, ParentCo’s excess 401(k) plan, or ParentCo’s deferred compensation plan. As of September 30, 2014, each of our named executive officers was in compliance with the guidelines.

Trading in Energizer Stock

Under ParentCo’s insider trading policy, directors, officers and employees or their designees are prohibited from engaging in speculative trading or hedging transactions in ParentCo’s securities, including prohibitions on:

•	Investing or trading in market-traded options on ParentCo’s securities—i.e., puts and calls; or

•	Purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to profit from, hedge or offset any change in the market value of equity securities (1) granted to the director, officer or employee by ParentCo as part of the compensation of the employee or member of ParentCo’s Board of Directors; or (2) held, directly or indirectly, by the director, officer or employee; or

•	Engaging in “short-sales” of ParentCo’s securities—i.e., selling ParentCo’s stock not owned at the time of the sale; or

•	Speculating on relatively short-term price movements of ParentCo’s securities—i.e., engaging in a purchase and sale of ParentCo’s stock within a short period of time.

The policy also prohibits the transfer of funds into or out of ParentCo’s stock equivalent funds in ParentCo’s benefit plans while in possession or aware of material non-public information, or engaging in any other transaction involving ParentCo’s securities that suggests the misuse of information that is unavailable to the general public.

Deductibility of Certain Executive Compensation

U.S. tax laws set a limit on deductible compensation of $1,000,000 per year per person for ParentCo’s chief executive officer and ParentCo’s next three highest paid officers (other than the chief financial officer). Performance-based awards, which meet certain requirements, are excluded when determining whether such a named executive officer has received compensation in excess of this limit. The applicable plan provisions give ParentCo’s NECC authority to require the deferral of certain bonus and salary payments to such officers in order to preserve the deductibility of those payments. By making payments under the annual cash bonus program and annual restricted stock equivalent grants contingent upon achievement of shareholder-approved performance goals, such payments may be deductible under the U.S. tax laws. ParentCo believes a significant portion of the compensation paid to our named executive officers may remain deductible as performance-based awards under shareholder-approved plans in the future. However, ParentCo’s NECC reserves the flexibility to approve compensation arrangements that are not fully tax deductible where ParentCo’s NECC considers such arrangements to be appropriate and in the best interests of the Company.

ParentCo’s NECC intends to continue to review and monitor its policy with respect to the deductibility of compensation.

COMPENSATION POLICIES AND PRACTICES AS THEY RELATE TO RISK MANAGEMENT

ParentCo’s NECC annually reviews ParentCo’s compensation policies and practices for all employees, including executive officers, to determine whether, in its judgment, ParentCo’s compensation programs encourage risk-taking likely to have a material adverse effect on ParentCo. In particular, there are several design features of those programs that ParentCo’s NECC believes reduce the likelihood of excessive risk-taking:

•	the executive compensation program design provides a balanced mix of cash and equity, annual and longer-term incentives;

•	for the executive compensation program, maximum payout levels for bonuses and performance awards are capped;

•	ParentCo does not grant stock options on a regular basis; and

•	executive officers are subject to share ownership and retention guidelines.

ParentCo’s NECC determined that, for all employees of ParentCo, ParentCo’s compensation programs do not encourage excessive risk and instead encourage behavior that supports sustainable value creation.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards	Non-Equity Incentive Plan Comp. (1)(3)	Change in Pension Value and Nonqual’d Deferred Comp. Earnings (4)	All Other Compensation (5)	Total ($)
Alan R. Hoskins	2014	$458,350	$0	$830,001	$0	$613,425	$155,681	$65,710	$2,123,167
President & Chief Executive Officer	2013	$435,832	$0	$933,581	$0	$511,982	$133,291	$1,323,927	$3,338,613
	2012	$367,076	$0	$450,064	$0	$413,400	$119,167	$692,171	$2,041,878

Brian K. Hamm	2014	$300,633	$0	$363,209	$0	$299,650	$26,724	$39,930	$1,030,146
Executive Vice President & Chief Financial Officer

Mark S. LaVigne	2014	$436,665	$0	$778,159	$0	$446,858	$32,540	$56,881	$1,751,103
Executive Vice President and Chief Operating Officer

(1)	All awards under ParentCo’s annual cash bonus program are based upon achievement of company performance measures established at the beginning of a performance period. Consequently, the value of all bonuses earned during the fiscal year have been included in the Non-Equity Incentive Plan Compensation column of this table. See footnote (3) below.
(2)	The amounts listed for fiscal year 2014 include performance-based compensation as well as compensation that vests over time (including the company match under the deferred compensation plan), assuming that the officer remains employed with ParentCo. The value of the performance-based compensation reflects the most probable outcome award value at the date of its grant in accordance with FASB ASC Section 718. ParentCo records estimated expense for the performance-based grants based on target achievement for the three-year period unless evidence exists that a different outcome is likely to occur. The maximum award value, if paid, for the performance-based awards granted in fiscal year 2014, would be: A. Hoskins, $1,260,058; B. Hamm, $551,329; and M. LaVigne, $1,181,358.
(3)	The amounts reported in this column reflect bonuses earned by our named executive officers during the fiscal year under ParentCo’s annual cash bonus program, which is described in the Compensation Discussion and Analysis. For B. Hamm, this amount includes a portion of a bonus attributable to the Working Capital Special Incentive Program, also described in the Compensation Discussion and Analysis, paid in December 2013, in the amount of $47,610.
(4)	The amounts reported in this column consist of:

(i)	aggregate changes in the actuarial present value of accumulated benefits under ParentCo’s retirement plan and the supplemental executive retirement plan, ParentCo’s pension restoration plan, which are ParentCo’s defined benefit pension plans described in the narrative to the Pension Benefits Table. For the final average earnings formula benefit under the retirement plan, this amount reflects the difference in the calculated present value of the benefit during fiscal year 2014. (To the extent that payments under the qualified retirement plan exceed limitations imposed by the IRS, the excess will be paid under the terms of the non-qualified supplemental executive retirement plan.)

•	Mr. Hoskins, $155,681

•	Mr. Hamm, $26,725

•	Mr. LaVigne, $32,540

(5)	The amounts reported in this column with respect to fiscal year 2014 consist of the following:

(i)	Company matching contributions or accruals in ParentCo’s savings investment plan and executive savings investment plan:

•	Mr. Hoskins, $44,350

•	Mr. Hamm, $22,132

•	Mr. LaVigne, $33,473

These amounts include benefits which were accrued by our named executive officers in ParentCo’s executive savings investment plan in lieu of the pension plus match account in ParentCo’s retirement plan (as described in the narrative to the “Pension Benefits Table”) due to certain limits imposed by the IRC on accruals in ParentCo’s retirement plan.

(ii)	the group life insurance plan—term life insurance premiums paid by ParentCo for the first $40,000 of coverage for each of our named executive officers: $62.
(iii)	the incremental cost to ParentCo of the following perquisites provided to our named executive officers:

Executive Financial Planning Program. ParentCo reimburses our named executive officers for 80% of the cost of personal financial advisory services, up to certain annual maximums. During fiscal year 2014, the following reimbursement payments were made to our named executive officers:

•	Mr. Hoskins, $6,000

•	Mr. LaVigne, $4,800

Executive Excess Liability Plan. ParentCo pays the annual premium for a group policy providing each executive with personal excess liability coverage in excess of his or her primary personal liability insurance, the cost of which is borne by each executive. During fiscal year 2014, ParentCo paid $676 for each of our named executive officers.

Transportation and Living Expenses. The amounts listed in the All Other Compensation column for Mr. Hoskins do not include the amounts he repaid and/or were refunded to the Company for prior year tax equalization associated with his international assignment. The total amount repaid by Mr. Hoskins to ParentCo was $283,835.

The above list of perquisites does not include any contributions made by ParentCo’s charitable trust which may have been made at the request of any of our named executive officers. The trustees of that trust, who are employees of ParentCo, review requests for contributions to charitable organizations from employees, officers, and ParentCo’s NECC at large, and, in their sole discretion, authorize contributions in accordance with the purposes of the trust. Officers are also eligible to participate in ParentCo’s charitable trust matching gift program, which is generally available to ParentCo’s U.S. employees. Under this program, the foundation matches 100% of charitable donations of a minimum of $25 made to eligible charities, up to a maximum of $5,000 per year for each individual.

Dividend Equivalent Payments. Holders of restricted stock equivalents have the right to receive cash dividend equivalent payments on restricted stock equivalents but only if the underlying restricted stock equivalents vest. As ParentCo initiated a quarterly dividend in fiscal 2012, the amounts of such dividends are reflected in the closing price of Energizer Holdings, Inc. common stock on the NYSE and are included in the grant date fair value for the restricted stock equivalent grants made in fiscal 2013 and 2014; however, cash dividends were not reflected in grant date fair value of the restricted stock equivalents awarded to executive officers prior to fiscal 2013 as ParentCo historically did not declare regular cash dividends. Accordingly, cash dividend equivalent payments credited to our named executive officers in fiscal 2012, 2013 and 2014 on unvested restricted stock equivalents awarded prior to fiscal 2013 are included in “All Other Compensation.”

GRANTS OF PLAN-BASED AWARDS

Awards to our named executive officers, and to other key executives of ParentCo, were made in fiscal year 2014 under two separate plans or programs:

•	potential cash awards under ParentCo’s annual cash bonus program, dependent upon achievement of company performance measures established at the beginning of the fiscal year, as described in more detail in “Compensation Discussion and Analysis—Elements of Compensation—Incentive Programs—Annual Cash Bonus Program”;

•	three-year restricted stock equivalent awards under the terms of ParentCo’s Amended and Restated 2009 Incentive Stock Plan, which include a performance component and a time-vesting component, as described in more detail in “Compensation Discussion and Analysis—Elements of Compensation—Incentive Programs—Equity Awards;” and

•	Company-matching deferrals (payable in cash at retirement) under ParentCo’s deferred compensation plan, as described in more detail in the narrative to the “Non-qualified Deferred Compensation Table” below.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Type of Award	Grant Date		Committee Action Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock(#)	All Other Option Awards: Number of Shares Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
					Threshold	Target	Maximum	Threshold	Target	Maximum
A.R. Hoskins	Bonus: Annl.Perf.(1)				$128,800	$368,000	$736,000

	Perf.Awd.	11/6/13	(2)	11/4/13				2,363	5,908	11,816				$630,029

	Perf.Awd.: Time Vest	11/6/13	(3)	11/4/13							1,969			$199,972

B.K. Hamm	Bonus: Annl.Perf.(1)				$52,780	$150,800	$301,600

	Perf.Awd.	11/6/13	(2)	11/4/13				1,034	2,585	5,170				$275,664

	Perf.Awd.: Time Vest	11/6/13	(3)	11/4/13							862			$87,545

M.S. LaVigne	Bonus: Annl.Perf.(1)				$100,100	$286,000	$572,000

	Perf.Awd.	11/6/13	(2)	11/4/13				2,216	5,539	11,078				$590,679

	Perf.Awd.: Time Vest	11/6/13	(3)	11/4/13							1,846			$187,480

(1)	These amounts represent the amounts which potentially could have been earned under the fiscal year 2014 annual cash bonus program.
(2)	Vesting of these restricted stock equivalents (the performance-linked component), awarded under the three-year performance awards granted on November 6, 2013, is subject to achievement of adjusted return on investment of capital, cumulative adjusted earnings before taxes, depreciation and amortization and relative shareholder return goals over the three-year period commencing October 1, 2013, the beginning of our fiscal year 2014. See “Compensation Discussion and Analysis—Elements of Compensation—Incentive Programs—Equity Awards.”
(3)	These restricted stock equivalents (the time-vesting component), awarded on November 6, 2013, will vest three years from the date of grant, if the officer remains employed with ParentCo at that time. The value of the amount calculated in accordance with accounting guidance is included in the “Stock Awards” column of the “Summary Compensation Table.”
(4)	These amounts represent the grant date fair value calculated in accordance with FASB ASC Section 718, excluding forfeiture assumptions. For the three-year performance awards, the value includes the grant date fair value of the awards computed in accordance with FASB ASC Section 718, applying the same valuation model and assumptions applied for financial reporting purposes, excluding any forfeiture assumptions. These amounts may not correspond to the actual value realized by our named executive officers.

For three-year time-vesting awards, the value includes 100% of such awards, with no reduction for potential forfeiture.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following types of equity awards have been granted to our named executive officers, and remain unvested, or, in the case of non-qualified stock options, unexercised, as of September 30, 2014.

•	Non-qualified stock options granting the right to acquire shares of ParentCo’s common stock at an exercise price equal to its closing price on the date of grant. These options became fully exercisable on the third anniversary of grant, and remain exercisable over the ten-year period following grant. Outstanding option awards are described under “Option Awards,” in the table below. None of the named executive officers had any outstanding non-qualified stock options as of September 30, 2014.

•

Restricted stock equivalents that vest in three years and at vesting convert into non-restricted shares of ParentCo’s common stock which will then be issued to the officer. However, if the officer elected to defer receipt of such shares, they will not convert at vesting and, instead, will be issued following the officer’s retirement or other termination of employment. Vesting of restricted stock equivalents will accelerate, however, upon the death, disability, or involuntary termination (other than for cause) of the officer, and upon a change of control of ParentCo. A portion will also vest upon voluntary retirement if the awards have been held for at least 12 months and the officer is age 55 with at least 10 years of service. Unvested restricted stock equivalent awards are included under “Stock Awards—Number of Shares or Units of Stock That Have Not Vested,” in the table below.

•	Restricted stock equivalents, the vesting of which is subject to the achievement of performance-linked and time-vesting conditions over a three-year period, as described in “Compensation Discussion and Analysis—Elements of Compensation—Incentive Programs—Equity Awards.” Except as noted below, the performance awards granted in fiscal year 2012 vest based on achievement of compound growth targets for adjusted earnings per share and utilize a base adjusted earnings per share of $5.72. The maximum equivalents or units which would vest under the performance-linked component of these performance awards is included below under “Stock Awards—Equity Incentive Plan Awards,” and the number of equivalents or units that would vest under the time-vesting component is included under “Stock Awards—Number of Shares or Units of Stock That Have Not Vested,” in the table below. Fewer equivalents or units will vest for compound growth that is less than 12% but at least 5% over the applicable three-year period, and if growth for the period is below those thresholds, no performance-linked equivalents or units will vest.

The fiscal year 2013 and 2014 awards have similar terms but vest upon achievement of adjusted return on invested capital, cumulative adjusted earnings before interest, taxes, depreciation and amortization, and relative total shareholder return goals. See “Compensation Discussion and Analysis—Elements of Compensation—Incentive Programs—Equity Awards.”

•	Until January 2013, voluntary deferrals of cash bonuses under ParentCo’s annual bonus program into ParentCo’s common stock unit fund of ParentCo’s deferred compensation plan received a company matching deferral of 25%, provided that the voluntary deferrals are retained in that fund for at least a year. The company matching deferrals are also credited to ParentCo’s common stock unit fund, and must remain in that fund until vested, which will occur three years from the date of initial crediting, if the officer remains employed with ParentCo at that time. Company matching deferrals will also vest upon an officer’s retirement, involuntary termination, disability or death, and upon a change of control of ParentCo. Unvested company matching deferrals as of September 30, 2014 are included under “Stock Awards—Number of Shares or Units of Stock That Have Not Vested,” in the table below. Effective January 1, 2013, the option to defer salary and bonuses and receive the company match was eliminated.

Non-qualified stock options, restricted stock equivalents and performance awards were granted under the terms of ParentCo’s Amended and Restated 2009 Incentive Stock Plan. Company matching contributions have been granted under the terms of ParentCo’s deferred compensation plan. Awards under ParentCo’s deferred compensation plan are payable exclusively in cash at retirement or other termination of employment.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
A.R. Hoskins	0	0	—	—	9,463	(1)	$1,165,936	29,300	(4)	$3,610,053

B.K. Hamm	0	0	—	—	12,299	(2)	$1,515,360	17,856	(5)	$2,200,038

M.S. LaVigne	0	0	—	—	10,260	(3)	$1,264,135	28,774	(6)	$3,545,245

(1)	Of this total for Mr. Hoskins,

•	2,960 restricted stock equivalents granted 11/7/11 vested in full on 11/7/14;

•	4,534 restricted stock equivalents granted 12/10/12 will vest on 11/5/15; and

•	1,969 restricted stock equivalents granted 11/6/13 will vest on 11/6/16.

(2)	Of this total for Mr. Hamm,

•	3,453 restricted stock equivalents granted 11/7/11 vested in full on 11/7/14;

•	6,000 restricted stock equivalents granted 12/10/12 vested in full on 12/10/14;

•	1,984 restricted stock equivalents granted 12/10/12 will vest on 11/5/15; and

•	862 restricted stock equivalents granted 11/6/13 will vest on 11/6/16.

(3)	Of this total for Mr. LaVigne,

•	297 restricted stock equivalent units in ParentCo’s common stock unit fund of ParentCo’s deferred compensation plan granted as company matching deferrals in 2011 vested on 11/30/14;

•	532 restricted stock equivalent units in ParentCo’s common stock unit fund of ParentCo’s deferred compensation plan granted as company matching deferrals in 2012 will vest on 11/30/15;

•	3,618 restricted stock equivalents granted 11/7/11 vested in full on 11/7/14;

•	3,967 restricted stock equivalents granted 12/10/12 will vest on 11/5/15; and

•	1,846 restricted stock equivalents granted 11/6/13 will vest on 11/6/16.

(4)	Of this total for Mr. Hoskins,

•	6,906 restricted stock equivalent units represent the performance-linked component of ParentCo’s performance awards granted 11/7/11—of this amount, 4,350 restricted stock equivalents vested on 11/12/14, based on annual compound growth in adjusted EPS over the preceding three-year period;

•	10,578 restricted stock equivalents represent the performance-linked component of ParentCo’s performance awards granted 12/10/12; and

•	11,816 restricted stock equivalents represent the performance-linked component of ParentCo’s performance awards granted 11/6/13.

(5)	Of this total for Mr. Hamm,

•	8,058 restricted stock equivalent units represent the performance-linked component of ParentCo’s performance awards granted 11/7/11—of this amount, 5,076 restricted stock equivalents vested on 11/12/14, based on annual compound growth in adjusted EPS over the preceding three-year period;

•	4,628 restricted stock equivalents represent the performance-linked component of ParentCo’s performance awards granted 12/10/12; and

•	5,170 restricted stock equivalents represent the performance-linked component of ParentCo’s performance awards granted 11/6/13.

(6)	Of this total for Mr. LaVigne,

•	8,440 restricted stock equivalent units represent the performance-linked component of ParentCo’s performance awards granted 11/7/11—of this amount, 5,317 restricted stock equivalents vested on 11/12/14, based on annual compound growth in adjusted EPS over the preceding three-year period;

•	9,256 restricted stock equivalents represent the performance-linked component of ParentCo’s performance awards granted 12/10/12; and

•	11,078 restricted stock equivalents represent the performance-linked component of ParentCo’s performance awards granted 11/6/13.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)(2)	Value Realized on Vesting ($)
A.R. Hoskins	12,500	$594,089	6,489	$628,702

B.K. Hamm	0	$0	7,301	$707,370

M.S. LaVigne	0	$0	7,917	$766,381

(1)	In fiscal year 2014, the time-based restricted stock equivalents granted to each of the officers in fiscal 2011 vested in accordance with the terms of the awards.

On 11/5/13, 73.8% of target of the performance restricted stock equivalent awards granted in fiscal 2011 vested in accordance with the terms of the award agreements based on adjusted EPS growth for the period October 1, 2010 through September 30, 2013 of 6.95%.

Upon vesting, the equivalents converted into shares of our common stock which were then issued to the officers free of any restrictions. If the officers, however, elected in advance to defer receipt of the shares of common stock, conversion will not occur until the officer terminates with ParentCo.

(2)	Executive officers are given the opportunity to defer conversion of restricted stock until retirement. No officers elected to defer conversion of awards that vested during fiscal year 2014.

PENSION BENEFITS

Prior to January 1, 2014, ParentCo’s retirement plan covered essentially all U.S. employees of ParentCo after one year of service. As of December 31, 2013, which is the end of the first quarter of our fiscal year 2014, the plans were frozen and future retirement service benefits are no longer accrued under this retirement program. The freeze includes both ParentCo’s qualified and non-qualified plans.

The Retirement Accumulation Account that was effective from January 1, 2010 to December 31, 2013 included the future retirement benefits of the active participants in ParentCo’s qualified defined benefit pension plan, including our named executive officers, which were determined in accordance with a retirement accumulation formula. The participants received monthly credits equal to 6% of their eligible benefit earnings for each month, which amounts were credited with monthly interest equal to the 30-year Treasury rate that is reset annually. As a transition for older/longer-tenured employees, who may have had less time to adjust their retirement planning, including our named executive officers with age and years of service totaling at least 60 but not more than 74 as of December 31, 2009, such employees received an additional monthly credit equal to 2% of eligible benefit earnings for each month, and employees with age and years of service totaling 75 or more as of December 31, 2009 received an additional credit equal to 4% of their eligible benefit earnings for each month. These transition credits were available to eligible plan participants through 2013 (or, if earlier, their termination of employment with ParentCo).

ParentCo’s defined benefit plan has used the following other benefit calculation formulas for our named executive officers, all of which have been frozen as of the end of calendar year 2009:

•	Pension Equity (PEP) benefit formula. Under PEP, a named executive officer is entitled to a benefit (payable in lump sum or as a monthly annuity) based on five-year average annual earnings, which were multiplied by “pension equity credits” earned with years of service. The benefit was subject to a three-year vesting period. PEP was applied for all of our named executive officers except Mr. LaVigne.

•	PensionPlus Match Account (PPMA). The PPMA generally provided a 325% match under ParentCo’s retirement plan to those participants who made an after-tax contribution of 1% of their annual earnings to ParentCo’s savings investment plan. To the extent an officer’s PPMA benefit was unavailable due to the IRC limits, the benefit was restored under ParentCo’s excess 401(k) plan and not the pension restoration plan for executives. The benefit was generally subject to a three-year vesting requirement. The PPMA benefit was eliminated for all employees of ParentCo as of the end of calendar year 2009.

ParentCo does not have specific policies with regard to granting extra years of credited service, but ParentCo generally has not granted such extra credited service. However, the change of control employment agreements, described under “Potential Payments Upon Termination or Change of Control” below, do provide, for purposes of determining the amounts to be paid under the retirement plan and the pension restoration plan, that the officers’ respective years of service with ParentCo, and their respective ages, will be deemed increased by three additional years if they are involuntarily terminated at any time prior to the expiration of the protected period of three years under the agreements.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
A.R. Hoskins	Energizer Retirement Plan	31	$974,240	$0

	Supplemental Executive Retirement Plan	30	$1,153,322	$0

B.K. Hamm	Energizer Retirement Plan	6	$127,715	$0

	Supplemental Executive Retirement Plan	6	$51,765	$0

M.S. LaVigne	Energizer Retirement Plan	4	$74,769	$0

	Supplemental Executive Retirement Plan	4	$73,212	$0

(1)	The number of years of credited service reflects years of actual service. For Mr. Hoskins 14 of the years shown were with ParentCo and the remainder were with Ralston Purina Company, our former parent. In February of 2009, in order to reduce cash outlays and bolster ParentCo’s compliance with its debt covenants, ParentCo’s NECC, on a one-time basis, suspended accrual of benefits for officers in the pension restoration plan for the calendar year, and in lieu of those and other benefits, each officer was granted a 2009 performance award.
(2)	Based on age, benefits are available without reduction. Assumptions utilized in the valuations are set forth in “Note 11. Pension Plans and Other Postretirement Benefits” of the Notes to Consolidated Financial Statements of ParentCo’s Annual Report on Form 10-K for year ended September 30, 2014.

NON-QUALIFIED DEFERRED COMPENSATION

ParentCo has adopted several plans or arrangements that provide for the deferral of compensation on a basis that is not tax-qualified.

Deferred Compensation Plan

Under the terms of ParentCo’s deferred compensation plan, an unfunded, non-qualified plan, prior to January 1, 2013, our named executive officers could elect to have up to 100% of their annual cash bonus deferred until their retirement or other termination of employment, or for a shorter, three-year period (at the named executive officer’s election, in advance). The amounts deferred under the terms of the plan are credited, at the election of the named executive officer, into:

•	ParentCo’s common stock unit fund, a stock equivalent fund, with returns (based on stock price appreciation/decline) during fiscal year 2014 of 37.66%;

•	a prime rate fund, which credits account balances at the prime rate quoted by The Wall Street Journal as of the first business day of the given quarter. For fiscal year 2014, the rate credited under this fund was 3.25%; or

•	Vanguard measurement funds which track the performance of investment funds offered in ParentCo’s savings investment plan, a 401(k) plan, with returns during fiscal year 2014 ranging from 1.84% to 24.85%.

Interest equivalents are credited on a daily basis to the prime rate fund, and dividends and other earnings are credited to the Vanguard tracking funds and ParentCo’s common stock unit fund at the time, and to the extent, that they are paid with respect to the actual Vanguard funds or with respect to ParentCo’s shares, respectively. Units in the Vanguard tracking funds and ParentCo’s common stock unit fund can also appreciate in value as ParentCo’s common stock, or the underlying Vanguard funds, appreciate in value. All Vanguard tracking funds, other than the prime rate fund, and ParentCo’s stock fund were eliminated from the deferred compensation plan on November 14, 2014 for all non-director participants. ParentCo’s stock fund will be eliminated from the executive savings investment plan on December 15, 2014.

Until January 2013, deferrals of cash bonuses into ParentCo’s common stock unit fund during each calendar year were increased by a 25% match from ParentCo (which vests three years from the date of crediting, provided the deferred bonus is kept in that fund for at least a year). Vesting will accelerate upon a named executive officer’s retirement (which for purposes of this plan means the attainment of age 55 with ten years of service), death, permanent disability, involuntary termination, or a change in control of ParentCo (defined, for purposes of this plan, as the time when (i) an individual or group acquires more than 20% of ParentCo’s common stock, (ii) ParentCo’s continuing directors no longer constitute a majority of ParentCo’s Board of Directors, or (iii) a majority of the continuing directors approve a declaration that a change of control has occurred). Effective

January 1, 2013, our named executive officers no longer have the opportunity to defer portions of their salary and bonus compensation under ParentCo’s Deferred Compensation Plan, or to receive a company match on the qualifying portion of the deferral.

Deferrals, vested company matches and certain restricted stock equivalents (both performance- and time-based) may be transferred to different investment options at the named executive officer’s discretion consistent with ParentCo’s policies related to share ownership and insider trading. Account balances for executives who were employed at our former parent, Ralston Purina Company, prior to our spin-off in 2000, also generally include amounts credited during that prior employment. Ralston assigned liability for such amounts to ParentCo in the spin-off. Long-term deferrals in the plan may be paid out in a lump sum in cash six months following termination, or in five or ten-year increments commencing the year following termination of employment.

Executive Savings Investment Plan

Under the terms of ParentCo’s executive savings investment plan, ParentCo’s excess 401(k) plan, amounts that would be contributed, either by a named executive officer or by ParentCo on his behalf, to ParentCo’s qualified defined contribution plan (the savings investment plan) but for limitations imposed by the IRC, are credited to the non-qualified executive savings investment plan. Under that plan, executives may elect to defer their contributions, and company contributions, in the form of stock equivalents under ParentCo’s common stock unit fund, which tracks the value of ParentCo’s common stock, or in any of the measurement fund options, which track the performance of the Vanguard investment funds offered under ParentCo’s qualified savings investment plan. Deferrals and vested company contributions may be transferred to different investment options at the named executive officer’s discretion. Deferrals in the executive savings investment plan, adjusted for the net investment return, are paid out in a lump sum payment, or in five or ten annual installments, following retirement or other termination of employment. ParentCo’s stock fund was eliminated from the executive savings investment plan on December 15, 2014.

Deferred Equity Awards

Our named executive officers were given the opportunity to elect, in advance, to defer receipt of vested restricted stock equivalent awards which they could be granted in the future. These awards, which have been granted under the terms of ParentCo’s 2000 and 2009 Incentive Stock Plans, as amended and restated, provide that upon vesting, the equivalents granted will convert into non-restricted shares of ParentCo’s common stock, which are then issued to the officer. If deferral was elected, the equivalents will not convert into shares of ParentCo’s common stock until six months after the officer’s termination of employment with ParentCo. In the event that ParentCo would pay any dividends on its shares of common stock, these officers will also be credited with dividend equivalents with respect to their vested stock equivalents. No other earnings are credited or paid with respect to these deferrals.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Plan	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (4)
A.R. Hoskins	Def’d Comp. Plan	$0	$0	$476,714	$6,084	$4,116,277
	Exec. S.I.P.	$43,212	$29,342	$16,646	$0	$543,640
	Vested Stock Equivs.	$0	$0	$0	$0	$0

	Total	$43,212	$29,342	$493,360	$6,084	$4,659,917

B.K. Hamm	Def’d Comp. Plan	$0	$0	$93,551	$1,837	$708,176
	Exec. S.I.P.	$15,087	$7,543	$9,305	$0	$100,211
	Vested Stock Equivs.	$0	$0	$0	$0	$0

	Total	$15,087	$7,543	$102,856	$1,837	$808,387

M.S. LaVigne	Def’d Comp. Plan	$0	$0	$107,356	$0	$485,244
	Exec. S.I.P.	$72,363	$18,356	$20,378	$0	$225,808
	Vested Stock Equivs.	$0	$0	$0	$0	$0

	Total	$72,363	$18,356	$127,734	$0	$711,052

(1)	The officer contributions to ParentCo’s executive savings investment plan during fiscal year 2014 consist of deferrals of salary earned with respect to fiscal year 2014.

The officer contributions of vested stock equivalents during fiscal year 2014 consist of vested but deferred restricted stock equivalents granted in previous years. The values shown are as of the date of vesting. None of our named executive officers elected to defer in fiscal year 2014.

(2)	ParentCo’s contributions to its executive savings investment plan consist of company contributions which would have otherwise been contributed to the savings investment plan and the PPMA but for limitations imposed by the IRS. These amounts, in their entirety, are included in the All Other Compensation column of the “Summary Compensation Table.”
(3)	Aggregate earnings/(losses) shown in this column consist of:

•	amounts credited to each executive under the investment options of each of the plans, reflecting actual earnings on investment funds offered under ParentCo’s savings investment plan, a qualified 401(k) plan;

•	in the case of the prime rate option of ParentCo’s deferred compensation plan, interest at the prime rate, quoted by the Wall Street Journal;

•	the appreciation or depreciation in value of each of the investment options in the plans between October 1, 2013 and September 30, 2014;

•	in the case of ParentCo’s common stock unit fund, earnings credited for dividends paid on ParentCo’s common stock; and

•	the appreciation or depreciation in value of vested restricted stock equivalents (see footnote 4 below) plus earnings credited for dividends paid on ParentCo’s common stock between October 1, 2013 and September 30, 2014, or from the date of vesting and September 30, 2013, for awards vesting and deferred during the fiscal year. The above-market portion of interest on the prime rate option (in excess of 120% of the APR) is set forth in the column titled “Change in Pension Value and Non-qualified Deferred Compensation Earnings” of the “Summary Compensation Table.” None of the named executive officers had any vested deferred restricted stock as of September 30, 2014.

(4)	The balances in ParentCo’s deferred compensation plan for each of our named executive officers also include amounts deferred by them, company matching deferrals, and earnings thereon, in years in which they were not named executive officers and their compensation was not included in the “Summary Compensation Table.” The balances also reflect earnings and losses during the past fiscal year.

Of the aggregate balances shown in this column, with respect to ParentCo’s executive savings investment plan $5,513 for Mr. Hoskins was previously reported as compensation in the “Summary Compensation Table” of ParentCo’s proxy statements for prior years. The balances in that plan for each of our named executive officers also include amounts contributed by them, company matching contributions and earnings thereon, in years in which they were not named executive officers and their compensation was not included in the “Summary Compensation Table.” The balances also reflect earnings and losses during the past fiscal year.

The balances for each of our named executive officers also include vested but deferred stock equivalents granted in years in which they were not named executive officers and their compensation was not included in the “Summary Compensation Table.”

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

ParentCo has not entered into general employment agreements with any of our named executive officers, nor does ParentCo’s have executive severance plans or programs. However, equity awards under ParentCo’s 2009 Incentive Stock Plan, as amended and restated, and ParentCo’s deferred compensation plan provide for acceleration of vesting of certain awards in the event of certain terminations of employment. In addition, ParentCo has entered into change of control employment agreements with our named executive officers and certain of ParentCo’s other key employees which provide for severance compensation, acceleration of vesting, tax reimbursement and continuation of benefits upon qualified termination of employment following a change of control of ParentCo.

The information below reflects the value of acceleration or incremental compensation which each of our named executive officers would receive upon the termination of his employment or upon a change in control. Because the value of awards and incremental compensation depends on several factors, actual amounts can only be determined at the time of the event.

The information is based on the following assumptions:

•	the event of termination (death, permanent disability, involuntary termination without cause or voluntary termination), or a change of control of ParentCo, occurred on September 30, 2014, the last day of fiscal year 2014;

•	the market value of ParentCo’s common stock on that date was $123.21 (the actual closing price on September 30, 2014);

•	each of our named executive officers was terminated on that date; and

•	corporate and individual federal tax rates were 39.6%, Missouri state tax rate was 6% and FICA was 2.35%.

The information does not reflect benefits that are provided under ParentCo’s plans or arrangements that do not discriminate in favor of executive officers and are available generally to all salaried employees of ParentCo—such as amounts accrued under ParentCo’s savings investment plan, accumulated and vested benefits under ParentCo’s retirement plans (including ParentCo’s pension restoration plan and executive savings investment plan), health, welfare and disability benefits, and accrued vacation pay.

The information below also does not include amounts under ParentCo’s deferred compensation plan or executive savings investment plan that would be paid, or vested stock equivalents that would be issued, all as described in the “Non-qualified Deferred Compensation Table,” except to the extent that a named executive officer is entitled to an accelerated benefit as a result of the termination.

Death, Disability or Termination of Employment (Other Than Upon a Change of Control)

Upon a named executive officer’s death, permanent disability, involuntary termination other than for cause (defined as termination for gross misconduct), and, in some cases, retirement, the following plans or programs provide for acceleration of certain awards. Awards are accelerated for retirement after attainment of age 55 with 10 years of service if granted 12 or more months prior to retirement date. No awards are accelerated upon other voluntary termination or involuntary termination for cause. Performance awards vesting upon retirement are paid when results for the Performance Period are met.

	Involuntary Termination	Death	Disability	Retirement After Age 55 with 10 years of service
Three-year restricted stock awards granted 11/7/11 and 11/6/13	Forfeited	Accelerated	Accelerated	Pro Rata Vesting
Two- and Three-year restricted stock awards granted 12/10/12	Forfeited	Accelerated	Forfeited	Pro Rata Vesting
Three-year performance awards granted 11/7/11 and 11/6/13	Forfeited	Accelerated	Accelerated	Pro Rata Vesting
Three-year performance awards granted 12/10/12	Forfeited	Accelerated	Forfeited	Pro Rata Vesting
Unvested 25% Company match	Accelerated	Accelerated	Accelerated	Accelerated

Upon termination of employment for any reason, vested account balances in ParentCo’s deferred compensation plan are paid out in cash to the participant in either a lump sum, or over a five- or ten-year period, commencing six months from the date of termination.

In the event a named executive officer’s employment is terminated due to permanent disability, he may also be entitled to benefits under ParentCo’s executive long-term disability plan, which pays a supplemental benefit equal to 66-2/3% of the amount by which the named executive officer’s previous year’s salary and bonus exceeded $240,000. (Amounts below that figure are covered by ParentCo’s long-term disability plan, available generally to salaried U.S. employees of ParentCo.) As noted in the “Summary Compensation Table,” ParentCo pays the premiums for $40,000 of term life insurance for all of its U.S. employees, including our named executive officers.

Previously, upon retirement or death, the named executive officer, or his surviving spouse, may have also been entitled to continued coverage under ParentCo’s executive health plan, which generally covers medical/dental/vision expenses and deductibles and co-pays not otherwise covered by our underlying medical insurance plan. However, in order to qualify for continued coverage under ParentCo’s executive health plan, the covered person must pay for retiree coverage under ParentCo’s underlying medical and dental insurance plans. Effective December 31, 2012, ParentCo’s Executive Health Plan was terminated. As such, our named executive officers no longer have the opportunity to participate in this plan.

The value of awards which would be accelerated for our named executive officers upon death, disability or retirement as of September 30, 2014 is shown in the following chart. The value of accelerated restricted stock equivalents (both performance- and time-based) and 25% company match for deferred annual bonus amounts reflects a ParentCo stock price of $123.21. Stock market changes since September 30, 2014 are not reflected in these valuations.

	Accelerated Awards
Officer Termination Events	Restricted Stock Equivalents, Including Three-Year Performance Awards	Unvested 25% Company Match	Total
A.R. Hoskins: 1	$2,970,963	$156,011	$3,126,974

A.R. Hoskins: 2	$1,760,671	$156,011	$1,916,682

A.R. Hoskins: 3	$0	$156,011	$156,011

B.K. Hamm: 1	$2,615,379	$88,484	$2,703,863

B.K. Hamm: 2	$1,346,562	$88,484	$1,435,046

B.K. Hamm: 3	$0	$88,484	$88,484

M.S. LaVigne: 1	$2,934,616	$98,708	$3,033,324

M.S. LaVigne: 2	$1,875,626	$98,708	$1,974,334

M.S. LaVigne: 3	$0	$98,708	$98,708

Termination Events:

1—Death;

2—Permanent disability; or

3—Involuntary termination of employment other than for cause.

Change of Control of the Company

ParentCo’s change of control employment agreement with Mr. Hamm has a term of two years from the effective date and ParentCo’s change in control agreements with Mr. Hoskins and Mr. LaVigne have terms of three years from their effective date (which term is automatically extended every year beginning the first year for an additional year unless ParentCo’s NECC elects to terminate an agreement at least 90 days prior to renewal). Each of these agreements provides that the named executive officer will receive severance compensation in the event of his involuntary termination (including voluntary termination for “good reason”), other than for cause, within two years for Mr. Hamm or three years for Mr. Hoskins and Mr. LaVigne following a change in control of ParentCo.

“Termination for cause” means a termination for willful breach of, or failure to perform, employment duties.

“Good reason” means, among other things, certain changes in the named executive officer’s status or duties, failure to pay certain compensation or awards or benefits, relocation of his office, or improper termination.

“Change of control” includes, among other things, acquisition of specified amounts of shares by any person, certain changes in the composition of ParentCo’s incumbent Board of Directors, approval of business combinations under certain circumstances, or other matters approved by ParentCo’s Board of Directors.

Under the agreements, upon a change of control, each named executive officer, even if not terminated, will receive a pro rata annual bonus (equal to the greater of either the target bonus for the year in which the change of control occurred, or the actual bonus for the preceding year) for the portion of the year occurring prior to a change of control.

The agreements also provide that upon a change of control, outstanding equity awards held by each named executive officer will accelerate and vest in accordance with the terms of the awards, even if the awards have a higher threshold for a “change of control.” ParentCo’s equity awards generally define a “change of control” as an acquisition of 50% or more of the outstanding shares of ParentCo’s common stock. The terms of ParentCo’s outstanding equity awards vary as to the portion of the unvested award that will accelerate and vest upon a change of control, as indicated below:

Three-year performance awards granted 11/7/11	If the change of control occurs within 18 months of the date of grant, 100% of the equivalents granted at target vest. If the change of control occurs after 18 months of the date of grant, awards will vest at the greater of (i) 100% of the equivalents granted at target or (ii) the percentage of total equivalents which would have vested had the performance period ended as of the last fiscal quarter prior to the change of control and the performance been calculated on that period.

Three-year performance awards granted 12/10/12 and 11/6/13	If a change of control occurs, awards will vest at the greater of (i) 100% of the performance equivalents granted at target or (ii) the percentage of total performance equivalents which would have vested had the performance period ended on the date the change of control occurs and the extent to which performance goals have been met.

Two- and Three-year time-based awards granted 11/7/11, 12/10/12 and 11/6/13	100% vest upon change of control.

If Mr. Hamm is terminated within two years following the change of control or if Mr. Hoskins or Mr. LaVigne is terminated within three years following change of control, the severance compensation payable under the agreements consists of:

•	a lump sum payment in an amount equal to two times for Mr. Hamm or three times for Mr. Hoskins’ and Mr. LaVigne’s annual base salary and target bonus (defined as the most recent five-year actual bonus percentages multiplied by the greater of base salary at either termination or change of control);

•	a pro rata portion of the named executive officer’s target annual bonus for the year of termination;

•	lump-sum retirement plan payments representing the additional years of age and service credits equal to the severance period;

•	the continuation of other health, dental and welfare benefits for a period of two years for Mr. Hamm or three years for Mr. Hoskins and Mr. LaVigne following termination; and

•	Company match on retirement plan payments for the severance period.

No severance payments under the agreements would be made in the event that a named executive officer’s termination is voluntary (other than for good reason), is due to death, disability or normal retirement, or is for cause. Following termination of employment, the named executive officers are each bound by a one-year covenant not to compete, a one-year non-solicitation covenant, and a covenant of confidentiality.

For Mr. LaVigne, in the event that it is determined that a “golden parachute” excise tax is due under the IRC, ParentCo will, if total benefits payable to the officer are within 10% of the threshold for benefits at which the excise tax is triggered, reduce benefits to the point at which the tax will no longer be due, or, if total benefits are in excess of 10% of the threshold, reimburse the named executive officer for the amount of such tax, including any excise or income taxes associated with such reimbursement. For Mr. Hoskins and Mr. Hamm, in the event that it is determined that a “golden parachute” excise tax is due under the IRC, ParentCo will reduce the aggregate amount of the payments payable to an amount such that no such excise tax will be paid if the resulting amount would be greater than the after-tax amount if the payments were not so reduced.

Payments of cash would be made in a lump sum no sooner than six months following termination of employment, and benefits would be provided for a two-year period for Mr. Hamm and a three-year period for Mr. Hoskins and Mr. LaVigne following termination, or if such continuation of benefits would not be possible under our benefit programs, the value of such benefits would also be paid in lump sum no sooner than six months following termination.

Estimated Payments and Benefits

Based on the assumptions set out above, the following chart sets forth estimated payments to ParentCo’s named executive officers upon termination following a change of control of ParentCo. If a change of control occurs but their employment is not terminated, the agreements provide a more limited value, as shown in the second chart below. The value of accelerated restricted stock equivalents, performance awards and 25% company match reflects a stock price of $123.21 (the closing price of ParentCo’s common stock on September 30, 2014). Stock market declines and vesting and forfeitures of unvested restricted stock equivalents since September 30, 2014 are not reflected in these valuations.

	Accelerated or Additional Benefits—Termination following Change of Control
	Cash Severance	Retirement Benefits	25% Company Match	Restricted Stock Equivs., Three-Year Performance Awards	Pro Rata Transaction Bonus	Benefits	Excise Tax Gross-Up/ Reduction		Total
A.R. Hoskins	$3,390,100	$173,163	$156,011	$2,970,963	$0	$65,477	$-626,061	(1)	$6,129,653

B.K. Hamm	$1,309,208	$99,177	$88,484	$2,615,379	$74,154	$56,806	$-766,086	(1)	$3,477,122

M.S. LaVigne	$2,833,782	$139,895	$98,708	$2,934,616	$156,025	$40,024	$2,124,900		$8,327,950

(1)	It was determined that a “golden parachute” excise tax would be due under the IRC, and, based on the assumptions contained herein, Mr. Hoskins and Mr. Hamm would be placed in a more favorable after-tax position if ParentCo reduced the aggregate amount of the payments payable to an amount such that no excise tax would be due, as contemplated by their change-in-control severance agreements with ParentCo.

For purposes of the calculation of the excise tax gross-up in these charts, the ascribed value of accelerated vesting is based on three assumptions:

•	Lapse-of-further-service portion is equal to the gain at the change of control date multiplied by 1% for each full month vesting is accelerated;

•	Early receipt portion is equal to the difference between the gain at normal vesting and the present value of the gain at the time vesting is accelerated (present value based on 120% of the IRS Applicable Federal Rates, compounded semi-annually: 0.46% for short-term and 2.21% for mid-term, using October 1, 2014 rates); and

•	Performance restricted stock equivalents, under which vesting is contingent upon achievement of certain performance goals and continued employment, have been valued assuming a 100% parachute value for the portions of awards that will vest.

	Accelerated Awards Upon a Change of Control (No Termination of Employment)
	Restricted Stock Equivalents, Three-Year Performance Awards	Excise Tax Gross-Up	Total
A.R. Hoskins	$2,970,963	$0	$2,970,963

B.K. Hamm	$2,615,379	$0	$2,615,379

M.S. LaVigne	$2,934,616	$0	$2,934,616

POTENTIAL PAYMENTS UPON COMPLETION OF THE SEPARATION

In connection with the separation, ParentCo’s NECC approved Strategic Transaction Incentive Agreements for Mr. LaVigne and Mr. Hamm due to the leadership roles each individual will have in the execution of the separation. The agreements provide that upon the completion of the separation, Mr. LaVigne and Mr. Hamm will be entitled to receive a special cash bonus equal to $660,000 and $301,600 respectively; provided, that each of them completes performance objectives related to leadership of the execution of the separation.

The agreements contain non-compete provisions that prohibit Mr. LaVigne and Mr. Hamm from competing against ParentCo and its affiliates for one year after termination. The agreements also contain non-solicitation, non-interference and confidentiality obligations. The agreements also provide that if ParentCo is subject to a change of control or if the recipient is terminated without cause prior to the completion of the separation, the recipient will be entitled to receive a pro-rated portion of the special cash bonus.

Director Compensation

Prior to this offering, our directors have not received compensation for their services as directors. We expect that our Board of Directors will approve a compensation program for our directors who are not employees of us or ParentCo, to be effective upon the completion of the offering, on terms to be described in a subsequent filing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion contains summaries of certain material agreements into which New Energizer will enter with ParentCo in connection with the separation. These agreements are intended to provide for an allocation between New Energizer and ParentCo of ParentCo’s assets, employees, liabilities and obligations and will govern certain relationships between New Energizer and ParentCo following the separation. The agreements will be limited in duration and may not fully capture the benefits that we have enjoyed as a result of being integrated with ParentCo. Please see “Risk Factors” for a discussion of the uncertainties and risks associated with our entrance into these agreements.

Agreements with ParentCo

Following the separation and distribution, New Energizer and ParentCo will operate separately, each as an independent public company. New Energizer will enter into a separation and distribution agreement with ParentCo, which is referred to in this information statement as the “separation agreement.” In connection with the separation, New Energizer will also enter into various other agreements to effect the separation and provide a framework for its relationship with ParentCo after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a trademark and copyright license agreement. These agreements will provide for the allocation between New Energizer and ParentCo of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after New Energizer’s separation from ParentCo and will govern certain relationships between New Energizer and ParentCo after the separation.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, which we refer to as the “Form 10.” The summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which ParentCo distributes New Energizer common stock to the holders of ParentCo common stock.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of New Energizer and ParentCo as part of the separation of ParentCo into two companies, and will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide that, among other things, subject to the terms and conditions contained therein:

•	certain assets related to ParentCo’s Household Products business (and certain legacy businesses and operations of New Energizer), which we refer to as the “New Energizer Assets,” will be transferred to New Energizer or one of its subsidiaries, including:

•	equity interests in certain ParentCo subsidiaries that hold assets relating to New Energizer’s business;

•	the Energizer and Eveready brands, certain other trade names and trademarks, and certain other intellectual property (including, patents, know-how and trade secrets), software, information and technology used in New Energizer’s business or related to the New Energizer Assets, the New Energizer Liabilities or New Energizer’s business;

•	production facilities related to New Energizer’s business located in North America, Asia, Africa and elsewhere;

•	a research facility located in Westlake, Ohio;

•	contracts (or portions thereof) that relate to New Energizer’s business;

•	rights and assets expressly allocated to New Energizer pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

•	permits that primarily relate to New Energizer’s business; and

•	other assets that are included in New Energizer’s pro forma balance sheet, such as the pension assets included in New Energizer’s Unaudited Pro Forma Combined Condensed Financial Statements, which appear in the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements”;

•	certain liabilities related to New Energizer’s business or the New Energizer Assets, which we refer to as the “New Energizer Liabilities,” will be retained by or transferred to New Energizer, including certain liabilities associated with previously consummated divestitures of assets primarily related to the Household Products business; and

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the New Energizer Assets and New Energizer Liabilities (such assets and liabilities, other than the New Energizer Assets and the New Energizer Liabilities, we refer to as the “ParentCo Assets” and “ParentCo Liabilities,” respectively) will be retained by or transferred to ParentCo.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither New Energizer nor ParentCo will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either New Energizer or ParentCo, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to New Energizer or ParentCo, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, New Energizer or ParentCo, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse New Energizer or ParentCo, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, ParentCo will distribute to its shareholders that hold ParentCo common stock as of the record date for the distribution all of the issued and outstanding shares of New Energizer common stock on a pro rata basis. Shareholders will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The separation agreement will provide that the distribution is subject to satisfaction (or waiver by ParentCo) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the

Distribution.” ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement will provide that New Energizer and its affiliates will release and discharge ParentCo and its affiliates from all liabilities assumed by New Energizer as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to New Energizer’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. ParentCo and its affiliates will release and discharge New Energizer and its affiliates from all liabilities retained by ParentCo and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, and certain other agreements, including the trademark and copyright license agreement and the transfer documents in connection with the separation.

Indemnification

In the separation agreement, New Energizer will agree to indemnify, defend and hold harmless ParentCo, each of ParentCo’s affiliates and each of ParentCo and its affiliates’ respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the New Energizer Liabilities;

•	New Energizer’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the New Energizer Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a ParentCo Liability, any guarantee, indemnification or contribution obligation for the benefit of New Energizer by ParentCo that survives the distribution;

•	any breach by New Energizer of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the Form 10, or in this information statement (as amended or supplemented), except for any such statements or omissions made explicitly in ParentCo’s name.

ParentCo will agree to indemnify, defend and hold harmless New Energizer, each of New Energizer’s affiliates and each of New Energizer and New Energizer’s affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the ParentCo Liabilities;

•	the failure of ParentCo or any other person to pay, perform, or otherwise promptly discharge any of the ParentCo Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

•	except to the extent relating to a New Energizer Liability, any guarantee, indemnification or contribution obligation for the benefit of ParentCo by New Energizer that survives the distribution;

•	any breach by ParentCo of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in ParentCo’s name in the Form 10 or in this information statement (as amended or supplemented).

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both New Energizer and ParentCo agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between New Energizer and ParentCo related to the separation or distribution and that are unable to be resolved through good faith discussions between New Energizer and ParentCo. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of New Energizer and ParentCo. If such efforts are not successful, either New Energizer or ParentCo may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding alternative dispute resolution, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, ParentCo will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by ParentCo and New Energizer, all costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of ParentCo without the approval of any person, including New Energizer or ParentCo shareholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated except by an agreement in writing signed by both ParentCo and New Energizer.

Transition Services Agreement

New Energizer and ParentCo will enter into a transition services agreement in connection with the separation pursuant to which New Energizer and ParentCo and their respective affiliates will provide each other, on an interim, transitional basis, various services, including, but not limited to, treasury administration, employee benefits administration, information technology services, non-exclusive distribution and importation services for their products in certain countries outside the United States, regulatory, general administrative services and other support services. The charges for such services will be agreed between the parties at the time the agreement is executed. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

The services generally will commence on the distribution date and terminate up to two years following the distribution date. The receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Tax Matters Agreement

In connection with the separation, New Energizer and ParentCo will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.

In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the distribution and certain related transactions. The tax sharing agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on ParentCo or New Energizer that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

Employee Matters Agreement

New Energizer and ParentCo will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, ParentCo will be responsible for liabilities associated with employees who will be employed by ParentCo following the separation (including our named executive officers) and former employees whose last employment was with the business remaining with ParentCo after the separation, and New Energizer will be responsible for liabilities associated with employees who will be employed by New Energizer following the separation and former employees whose last employment was with New Energizer’s business. Consistent with the foregoing, New Energizer will be responsible for liabilities associated with cash incentive awards that become due to employees who will be employed by New Energizer following the separation (including our named executive officers). ParentCo does not anticipate making any adjustments to the size of cash incentive opportunities attributable to periods prior to the separation (including those provided to our named executive officers). Following the separation, New Energizer may adjust performance criteria applicable to cash incentive awards or the size of cash incentive opportunities attributable to periods following the separation.

In addition, the employee matters agreement will provide that each outstanding ParentCo restricted stock equivalent award held by an employee who will be employed by New Energizer following the separation (including our named executive officers) will be converted, at the time of the distribution, into a restricted stock equivalent award in respect of New Energizer common stock. In order to preserve the aggregate value of such converted award immediately before and immediately after the distribution, the number of shares of New Energizer common stock subject to each converted award will be equal to the product of (x) the number of shares of ParentCo common stock that would have been provided upon the settlement of the corresponding ParentCo award, multiplied by (y) a fraction, the numerator of which is the volume weighted average price of ParentCo common stock (on the “regular way” market) during the five-trading-day period prior to the distribution date, and the denominator of which is the volume weighted average price of New Energizer common stock during the five-trading-day period following the distribution date. In addition, performance criteria applicable to the performance-based restricted stock equivalent awards will be modified to reflect the separation. Otherwise, the converted restricted stock equivalent awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original ParentCo restricted stock equivalent award immediately before the separation.

Trademark and Copyright License Agreement

New Energizer and ParentCo will enter into a trademark and copyright license agreement in connection with the separation, pursuant to which New Energizer will provide ParentCo with a two-year transitional trademark license to use and display certain New Energizer trademarks (including, the Energizer name) in connection with, among other things, entity names, inventory for sale, facilities, buildings, signage, documents and other identifiers. The transitional trademark license will be worldwide, fully paid-up and royalty free. Subject to termination, the transitional trademark license will also be irrevocable.

Under the trademark and copyright license agreement, New Energizer will also grant ParentCo a license to use certain copyrights of New Energizer that were used in ParentCo’s Personal Care business prior to the distribution. The copyright license will be worldwide, fully paid-up and royalty-free. Subject to termination, the copyright license will also be perpetual and irrevocable.

New Energizer may terminate the license with respect to any trademark or copyright upon an uncured material breach of ParentCo with respect to such trademark or copyright that remains uncured after at least thirty (30) days. ParentCo may also terminate the trademark or copyright license granted to it upon 30 days’ prior written notice to New Energizer.

Procedures for Approval of Related Party Transactions

New Energizer’s Board of Directors will adopt a written policy regarding the review and approval or ratification of transactions involving New Energizer and its directors, nominees for directors, executive officers, immediate family members of these individuals, and shareholders owning 5% or more of our outstanding common stock, each of whom is referred to as a “related party.” The policy will cover any related party transaction, arrangement or relationship where a related party has a direct or indirect material interest and the amount involved exceeds $100,000 in any calendar year. Under the policy, the Audit Committee of New Energizer’s Board will be responsible for reviewing and approving, or ratifying, the material terms of any related party transactions. The committee will be charged with determining whether the terms of the transaction are any less favorable than those generally available from unaffiliated third parties, and determining the extent of the related party’s interest in the transaction.

Related party transactions that will require review by the Audit Committee pursuant to this policy will be identified in:

•	questionnaires annually distributed to New Energizer’s directors and officers;

•	certifications submitted annually by our officers related to their compliance with New Energizer’s Code of Conduct; or

•	communications made directly by the related party to New Energizer’s chief financial officer or general counsel.

In determining whether to approve or ratify a related party transaction, the Audit Committee will consider the following items, among others:

•	the related party relationship with New Energizer and interest in any transaction with New Energizer;

•	the material terms of a transaction with New Energizer, including the type and amount;

•	the benefits to New Energizer of any proposed or actual transaction;

•	the availability of other sources of comparable products and services that are part of a transaction with New Energizer; and

•	if applicable, the impact on a director’s independence.

This process will be included in the written policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution of New Energizer common stock to “U.S. holders” (as defined below) of ParentCo common stock. This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders of shares of ParentCo common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation documents and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold New Energizer common stock, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold New Energizer common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive New Energizer common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for alternative minimum tax or any holders who actually or constructively own more than 5% of ParentCo common stock). This discussion does not address the U.S. federal income tax consequences to investors who do not hold their ParentCo common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds ParentCo common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of ParentCo common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

New Energizer has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. It is a condition to the distribution that ParentCo receive an opinion of counsel satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of New Energizer and ParentCo (including those relating to the past and future conduct of New Energizer and ParentCo). If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if New Energizer or ParentCo breach any of their respective covenants in the separation documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel is not binding on the IRS or the courts.

Notwithstanding receipt by ParentCo of the opinion of counsel, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, ParentCo, New Energizer and ParentCo shareholders could be subject to significant U.S. federal income tax liability. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax-Free Under Sections 355 and Sections 368(a)(1)(D) of the Code.

Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution are as follows:

•	no gain or loss will be recognized by, and no amount will be includible in the income of ParentCo as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the distribution and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by ParentCo under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of ParentCo common stock, upon the receipt of New Energizer common stock in the distribution, except with respect to any cash received in lieu of fractional shares of New Energizer common stock (as described below);

•	the aggregate tax basis of the ParentCo common stock and the New Energizer common stock received in the distribution (including any fractional share interest in New Energizer common stock for which cash is received) in the hands of each U.S. holder of ParentCo common stock after the distribution will equal the aggregate basis of ParentCo common stock held by the U.S. holder immediately before the distribution, allocated between the ParentCo common stock and the New Energizer common stock (including any fractional share interest in New Energizer common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

•	the holding period of the New Energizer common stock received by each U.S. holder of ParentCo common stock in the distribution (including any fractional share interest in New Energizer common stock for which cash is received) will generally include the holding period at the time of the distribution for the ParentCo common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of New Energizer common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its ParentCo common stock exceeds one year at the time of distribution.

If a U.S. holder of ParentCo common stock holds different blocks of ParentCo common stock (generally shares of ParentCo common stock purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of New Energizer common stock received in the distribution in respect of particular blocks of ParentCo common stock.

U.S. Treasury regulations require certain U.S. holders who receive shares of New Energizer common stock in the distribution to attach to such U.S. holder’s federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

As discussed above, ParentCo has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes. Notwithstanding receipt by ParentCo of an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and ParentCo, New Energizer and ParentCo shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of ParentCo or New Energizer could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, New Energizer may be required to indemnify ParentCo for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.

If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, ParentCo would recognize taxable gain as if it had sold the New Energizer common stock in a taxable sale for its fair market value (unless ParentCo and New Energizer jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the ParentCo group would recognize taxable gain as if New Energizer had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the New Energizer common stock and the assumption of all New Energizer’s liabilities and (ii) New Energizer would obtain a related step up in the basis of its assets) and ParentCo shareholders who receive New Energizer common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Even if the distribution were to otherwise qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain at the entity level under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in ParentCo or New Energizer. For this purpose, any acquisitions of ParentCo or New Energizer shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although New Energizer or ParentCo may be able to rebut that presumption.

In connection with the distribution, New Energizer and ParentCo will enter into a tax matters agreement pursuant to which New Energizer will be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, if the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by ParentCo or New Energizer, the party responsible for such failure will be responsible for all taxes imposed on ParentCo or New Energizer to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of New Energizer shares or assets, or of any of New Energizer’s representations, statements or undertakings being incorrect, incomplete or breached, New Energizer generally will be responsible for all taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.” New Energizer’s indemnification obligations to ParentCo under the tax matters agreement are not expected to be limited in amount or subject to any cap. If New Energizer is required to pay any taxes or indemnify ParentCo and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, New Energizer may be subject to substantial liabilities.

Backup Withholding and Information Reporting.

Payments of cash to U.S. holders of ParentCo common stock in lieu of fractional shares of New Energizer common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Energizer intends to incur certain indebtedness prior to or concurrent with the separation. Information with respect to our incurrence of debt will be included in an amendment to this information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation and distribution, all of the outstanding shares of New Energizer common stock will be owned beneficially and of record by ParentCo. Following the separation and distribution, New Energizer expects to have outstanding an aggregate of approximately [—] million shares of common stock based upon approximately [—] million shares of ParentCo common stock issued and outstanding on [—], 2015, excluding treasury shares and assuming no exercise of ParentCo options, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of New Energizer common stock that New Energizer expects will be beneficially owned, immediately following the completion of the distribution by each person who is expected to beneficially own more than 5% of New Energizer common stock at such time. The table is based upon information available as of [—] as to those persons who beneficially own more than 5% of ParentCo common stock and an assumption that, for every share of ParentCo common stock held by such persons, they will receive [—] share[s] of New Energizer common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
[—]	[—]	[—]

Share Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the distribution calculated as of [—], 2015, based upon the distribution of [—] share[s] of New Energizer common stock for every share of ParentCo common stock, regarding (i) each expected director, director nominee and named executive officer of New Energizer and (ii) all of New Energizer’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Energizer SpinCo, Inc., Attention: [—], 533 Maryville University Drive, St. Louis, Missouri 63141.

Name of Beneficial Owner	Shares Beneficially Owned	Exercisable Stock Options	Percent of Class
[—]	[—]	[—]	[—]

DESCRIPTION OF NEW ENERGIZER CAPITAL STOCK

New Energizer’s articles of incorporation and bylaws will be amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that will be contained in our amended and restated articles of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our articles of incorporation or of the bylaws to be in effect at the time of the distribution, which you must read for complete information on our capital stock as of the time of the distribution. The articles of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to New Energizer’s registration statement on Form 10, of which this information statement forms a part. We will include our amended and restated articles of incorporation and bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The following also summarizes some relevant provisions of the General and Business Corporation Law of Missouri, which we refer to as “Missouri law.” Since the terms of Missouri law are more detailed than the general information provided below, you should read the actual provisions of Missouri law for complete information.

General

New Energizer’s authorized capital stock will consist of [—] million shares, of which:

•	[—] million shares will be designated as common stock, par value $.01 per share; and

•	[—] million shares will be designated as preferred stock, par value $.01 per share.

Immediately following the distribution, we expect that approximately [—] million shares of our common stock will be issued and outstanding and that no shares of our preferred stock will be issued and outstanding.

Common Stock

The holders of our common stock will be entitled to one vote per share held of record on all matters to be voted on by shareholders, including the election of directors. The holders will not be entitled to cumulate their votes in the election of directors. Generally, all matters on which shareholders vote must be approved by the affirmative vote of the holders of shares constituting a majority of the voting power represented at the meeting and entitled to vote on the subject matter, unless the vote of a greater number of shares is required by our amended and restated articles of incorporation or bylaws, subject to any voting rights granted to holders of any preferred stock.

Subject to the prior rights of the holders of any shares of preferred stock which later may be issued and outstanding, holders of common stock will be entitled to receive dividends as and when declared by us out of legally available funds, and, if New Energizer is liquidated, dissolved, or wound up, to share ratably in all remaining assets after we pay liabilities. Holders of our common stock will have no preemptive rights to purchase or subscribe for any stock or other securities and there will be no conversion rights or redemption or sinking fund provisions for the common stock.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, our Board of Directors will be authorized, subject to limitations prescribed by Missouri law and by our amended and restated articles of incorporation, to issue up to [—] million shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors will have the discretion, subject to limitations prescribed by Missouri law and by our amended and restated articles of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our shareholders or our shareholders believe that such transaction or change of control may be in their best interests.

Certain Effects of Authorized but Unissued Stock

We may issue additional shares of common stock or preferred stock without shareholder approval, subject to applicable rules of the NYSE and Missouri law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of New Energizer by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our shareholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Missouri law.

Limitation on Liability of Directors; Indemnification

Our articles of incorporation will limit the liability of our directors to New Energizer and its shareholders to the fullest extent permitted by Missouri law.

Our articles of incorporation will provide that New Energizer will indemnify each person (other than a party plaintiff suing on his or her own behalf or in the right of New Energizer) who at any time is serving or has served as a director, officer or employee of New Energizer against any claim, liability or expense incurred as a result of such service, or as a result of any other service on behalf of New Energizer, or service at the request of New Energizer (which request need not be in writing) as a director, officer, employee, member or agent of another corporation, partnership, joint venture, trust, trade or industry association, or other enterprise (whether incorporated or unincorporated, for-profit or not-for-profit), to the maximum extent permitted by law. Without limiting the generality of the foregoing, New Energizer will indemnify any such person (other than a party plaintiff suing on his or her behalf or in the right of New Energizer) who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, but not limited to, an action by or in the right of New Energizer) by reason of such service against expenses (including, without limitation, costs of investigation and attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. Our amended and restated articles of incorporation and bylaws will also provide that we must advance reasonable expenses to such persons, subject to our receipt of an undertaking from the indemnified party to repay such advances unless it is ultimately decided that indemnification is available, as may be required under Missouri law. Our amended and restated articles of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect New Energizer, its directors, officers, employees or agents for some liabilities.

Directors, officers and employees of Energizer will be permitted to rely on the indemnification rights set forth in the articles of incorporation as a binding contract with New Energizer. New Energizer will also enter into indemnification contracts with its directors and officers, pursuant to which New Energizer will agree to indemnify its directors and officers to the full extent authorized or permitted by Missouri law. The agreements will also provide for the advancement of expenses of defending any civil or criminal action, claim, suit or proceeding against our directors and officers and for repayment of such expenses by the director or officer if it is ultimately judicially determined that the director or officer is not entitled to such indemnification.

Missouri law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. New Energizer’s articles of incorporation will include such an exculpation provision.

The limitation of liability and indemnification provisions that will be in our amended and restated articles of incorporation and bylaws may discourage our shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. However, these provisions will not limit or eliminate our rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Amendment of Our Amended and Restated Articles of Incorporation and Bylaws

Missouri law provides that a corporation may amend its articles of incorporation upon a resolution of the Board of Directors proposing the amendment and its submission to the shareholders for their approval by the holders of a majority of the shares of common stock entitled to vote. Our amended and restated articles of incorporation will provide that the articles of incorporation may be amended in accordance with and upon the vote prescribed by the laws of the State of Missouri, except that two-thirds of all of the outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal, or adopt any provision inconsistent with the provisions of the articles of incorporation relating to directors or amendment of the articles of incorporation or bylaws.

Under Missouri law, the bylaws of a corporation may be made, altered, amended or repealed by the shareholders, unless and to the extent that this power is vested in the Board of Directors by the articles of incorporation. Our amended and restated articles of incorporation will provide that only a majority of our entire Board of Directors may amend our bylaws.

Anti-Takeover Provisions in New Energizer’s Amended and Restated Articles of Incorporation and Bylaws

Some of the provisions in our amended and restated articles of incorporation and bylaws and Missouri law could have the following effects, among others:

•	delaying, deferring or preventing a change of control of New Energizer;

•	delaying, deferring or preventing the removal of our existing management or directors;

•	deterring potential acquirors from making an offer to our shareholders; and

•	limiting our shareholders’ opportunity to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

The following is a summary of some of the provisions that will be in our amended and restated articles of incorporation and bylaws that could have the effects described above.

Supermajority Voting Requirements

Generally, all matters on which shareholders vote must be approved by a majority of the voting power represented at the meeting, subject to any voting rights granted to holders of any preferred stock. However, our amended and restated articles of incorporation will contain certain supermajority requirements, including:

•	a requirement that the vote of two-thirds of the outstanding shares of our common stock and any other voting shares that may be outstanding, voting together as a single class at a special meeting of shareholders called expressly for that purpose, will be required to remove a director for cause; and

•	a requirement that any amendment or repeal of specified provisions of our amended and restated articles of incorporation (including these supermajority requirements and provisions relating to directors and amendment of our amended and restated bylaws) must be approved by at least two-thirds of the outstanding shares of our common stock and any other voting shares that may be outstanding, voting together as a single class.

Classified Board of Directors

Our amended and restated articles of incorporation and bylaws will provide that our Board of Directors will be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. Each class will hold office until the third annual shareholders’ meeting for election of directors following the most recent election of such class and until a successor of the director shall have been elected and qualified. At our 2017 annual meeting, the first annual meeting after our first full fiscal year as an independent company, we plan on proposing to shareholders an amendment to the articles of incorporation that will provide for the staged declassification of the Board of Directors. If approved, our articles of incorporation will provide that (i) commencing with the class of directors standing for election at the Company’s 2018 annual meeting, directors will stand for election for one-year terms; (ii) directors who were elected prior to the 2018 annual meeting would continue to hold office until the ends of the terms for which they were elected and until their successors are elected and qualified; and (iii) beginning with the Company’s 2020 annual meeting, and at each annual meeting thereafter, all directors would stand for election for a one-year term.

The size of our Board of Directors will not be less than six nor more than 15 and our Board of Directors can amend the number of directors by majority vote.

Directors, and Not Shareholders, Fix the Size of the Board of Directors

Our amended and restated articles of incorporation and bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our Board of Directors, but in no event will it consist of less than six nor more than 15 directors. We anticipate that we will have seven members of our Board of Directors as of immediately after the distribution.

Directors are Removed for Cause Only

Missouri law provides that, unless a corporation’s articles of incorporation provide otherwise, the holders of a majority of the corporation’s voting stock may remove any director from office. Our amended and restated articles of incorporation will provide that shareholders may remove a director only “for cause” and with the approval of the holders of two-thirds of our outstanding voting stock at a special meeting of shareholders called expressly for that purpose.

Board Vacancies to Be Filled by Remaining Directors and Not Shareholders

Any vacancy created by any reason prior to the expiration of the term in which the vacancy occurs will be filled only by a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor.

Shareholders May Only Act by Written Consent Upon Unanimous Written Consent

Under our amended and restated bylaws and Missouri law, shareholder action by written consent must be unanimous.

No Special Meetings Called by Shareholders

Our amended and restated bylaws will provide that special meetings may only be called by the chairman of our Board of Directors, our president or a majority of our entire Board of Directors. Only such business will be conducted, and only such proposals will be acted upon, as are specified in the notice of the special meeting.

Advance Notice for Shareholder Proposals and Nominations

Our amended and restated bylaws will contain provisions requiring that advance notice be delivered to New Energizer of any business to be brought by a shareholder before an annual meeting and providing for procedures to be followed by shareholders in nominating persons for election to our Board of Directors. Our amended and restated bylaws will provide that, ordinarily, a shareholder must give notice not less than 90 days nor more than 120 days prior to the date of the first anniversary of the prior year’s annual meeting; provided, that for the purpose of calculating the timeliness of shareholder notices for the 2016 annual meeting, the date of the prior year’s annual meeting shall be deemed to be January 26, 2015; and provided that in the event that the date of the meeting is more than 30 days before or more than 60 days after such date, notice by the shareholder must be received no earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the seventh day following the day on which notice of the date of the meeting was mailed or on which public notice was given. The shareholder’s notice must include a description of the proposal, the reasons for the proposal, and other specified matters. Our Board of Directors will be able to reject any proposals that have not followed these procedures or that are not a proper subject for shareholder action in accordance with the provisions of applicable law.

Amendment of Our Amended and Restated Bylaws

Our amended and restated articles of incorporation and bylaws will provide that only a majority of our entire Board of Directors may amend our amended and restated bylaws.

Missouri Statutory Provisions

Missouri law also contains certain provisions which may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us, including control share acquisition and business combination statutes.

Business Combination Statute

Missouri law contains a “business combination statute” which restricts certain “business combinations” between us and an “interested shareholder,” or affiliates of the interested shareholder, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by our Board of Directors on or before the date the interested shareholder obtains such status.

The statute also provides that, after the expiration of such five-year period, business combinations are prohibited unless:

•	the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, or any affiliate or associate of such interested shareholder, approve the business combination; or

•	the business combination satisfies certain detailed fairness and procedural requirements.

A “business combination” for this purpose includes a merger or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and any reclassifications or recapitalizations that generally increase the proportionate voting power of the interested shareholder. An “interested shareholder” for this purpose generally means any person who, together with his or her affiliates and associates, owns or controls 20% or more of the outstanding shares of New Energizer’s voting stock.

A Missouri corporation may opt out of coverage of the business combination statute by including a provision to that effect in its governing corporate documents. We do not intend to opt out of the business combination statute.

The business combination statute may make it more difficult for a 20% beneficial owner to effect other transactions with us and may encourage persons that seek to acquire us to negotiate with our Board prior to acquiring a 20% interest. It is possible that such a provision could make it more difficult to accomplish a transaction which shareholders may otherwise deem to be in their best interest.

Takeover Bid Disclosure Statute

Missouri’s “takeover bid disclosure statute” requires that, under some circumstances, before making a tender offer that would result in the offeror acquiring control of us, the offeror must file certain disclosure materials with the Missouri commissioner of securities.

Listing

We intend to apply to have our shares of common stock listed on the New York Stock Exchange under the symbol “ENR.”

Sale of Unregistered Securities

On January 9, 2015, New Energizer issued 1000 shares of its common stock to ParentCo pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuances did not constitute public offerings.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Continental Stock Transfer and Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to New Energizer and New Energizer common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, New Energizer will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

All financial statement schedules have been omitted because they are not applicable, the required matter is not present, or the required information has been otherwise supplied in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Energizer Holdings, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of earnings and comprehensive income, cash flows and equity present fairly, in all material respects, the financial position of Energizer SpinCo, Inc. at September 30, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

St. Louis, Missouri

February 6, 2015

ENERGIZER SPINCO, INC.

COMBINED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(Dollars in millions)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012
Statement of Earnings
Net sales	$1,840.4	$2,012.2	$2,087.7
Cost of products sold	990.0	1,110.3	1,193.6

Gross profit	850.4	901.9	894.1
Selling, general and administrative expense	391.3	387.7	416.1
Advertising and sales promotion expense	121.7	127.4	109.8
Research and development expense	25.3	29.7	41.8
2013 restructuring	43.5	123.9	6.5
Prior restructuring	—	—	(6.8)
Interest expense	52.7	68.1	68.9
Other financing items, net	0.7	3.1	0.2

Earnings before income taxes	215.2	162.0	257.6
Income taxes	57.9	47.1	70.6

Net earnings	$157.3	$114.9	$187.0

Statement of Comprehensive Income
Net earnings	$157.3	$114.9	$187.0
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(1.9)	(12.0)	6.3
Pension/postretirement activity, net of tax of $0.2 in 2014, $1.4 in 2013 and $0.6 in 2012	(1.4)	6.4	3.4
Deferred gain/(loss) on hedging activity, net of tax of $1.1 in 2014, ($0.4) in 2013, and ($0.8) in 2012	6.2	0.4	(7.6)

Total comprehensive income	$160.2	$109.7	$189.1

The above financial statements should be read in conjunction with the Notes To Combined Financial Statements.

ENERGIZER SPINCO, INC.

COMBINED BALANCE SHEETS

(Dollars in millions)

	SEPTEMBER 30,
	2014	2013
Assets
Current assets
Cash	$89.6	$78.0
Trade receivables, net	218.5	205.5
Inventories	292.4	327.9
Other current assets	146.6	141.6

Total current assets	747.1	753.0
Property, plant and equipment, net	212.5	240.6
Goodwill	37.1	37.2
Other intangible assets, net	80.1	81.5
Long term deferred tax asset	76.2	80.3
Other assets	41.7	46.2

Total assets	$1,194.7	$1,238.8

Liabilities and Equity
Current liabilities
Accounts payable	$190.9	$179.3
Other current liabilities	189.5	215.8

Total current liabilities	380.4	395.1
Other liabilities	89.8	106.0

Total liabilities	470.2	501.1

Equity
Parent company investment	756.2	772.3
Accumulated other comprehensive loss	(31.7)	(34.6)

Total equity	724.5	737.7

Total liabilities and equity	$1,194.7	$1,238.8

The above financial statements should be read in conjunction with the Notes To Combined Financial Statements.

ENERGIZER SPINCO, INC.

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012
Cash Flow from Operating Activities
Net earnings	$157.3	$114.9	$187.0
Adjustments to reconcile net earnings to cash flow from operations:
Non-cash 2013 restructuring costs	4.1	42.9	—
Depreciation and amortization	42.2	55.9	56.8
Deferred income taxes	5.6	(12.8)	(19.3)
Share based payments	13.2	16.0	20.7
Other non-cash charges	16.1	12.1	3.1
Other, net	(16.1)	(56.1)	(17.0)
Changes in assets and liabilities used in operations
(Increase)/decrease in accounts receivable, net	(13.5)	119.6	25.7
Decrease in inventories	35.5	5.0	17.2
Increase in current assets	(10.0)	(26.5)	(1.1)
Increase in accounts payable	10.7	12.3	27.9
(Decrease)/increase in current liabilities	(25.2)	46.3	(15.7)

Net cash flow from operating activities	$219.9	$329.6	$285.3

Cash Flow from Investing Activities
Capital expenditures	(28.4)	(17.8)	(38.1)
Proceeds from sale of assets	5.6	1.0	17.3

Net cash used by investing activities	$(22.8)	$(16.8)	$(20.8)

Cash Flow from Financing Activities
Net transfers to Parent and affiliates	(185.5)	(301.2)	(255.6)

Net cash used by financing activities	$(185.5)	$(301.2)	$(255.6)

Effect of exchange rate changes on cash	—	(0.3)	(0.3)
Net increase in cash	11.6	11.3	8.6
Cash, beginning of period	78.0	66.7	58.1

Cash, end of period	$89.6	$78.0	$66.7

The above financial statements should be read in conjunction with the Notes To Combined Financial Statements.

ENERGIZER SPINCO, INC.

COMBINED STATEMENTS OF EQUITY

(Dollars in millions)

	Parent Company Investment	Accumulated Other Comprehensive (Loss)/Income	Total Equity
Balance, September 30, 2011	$1,017.5	$(31.5)	$986.0
Net earnings	187.0		187.0
Other comprehensive income		2.1	2.1
Net decrease in ParentCo investment	(240.5)		(240.5)

Balance, September 30, 2012	964.0	(29.4)	934.6
Net earnings	114.9		114.9
Other comprehensive loss		(5.2)	(5.2)
Net decrease in ParentCo investment	(306.6)		(306.6)

Balance, September 30, 2013	772.3	(34.6)	737.7
Net earnings	157.3		157.3
Other comprehensive income		2.9	2.9
Net decrease in ParentCo investment	(173.4)		(173.4)

Balance, September 30, 2014	$756.2	$(31.7)	$724.5

The above financial statements should be read in conjunction with the Notes To Combined Financial Statements.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

(1) Description of Business and Basis of Presentation

The Proposed Distribution

On April 30, 2014, Energizer Holdings, Inc. (“ParentCo”) announced its intent to pursue the separation of its business into two separate independent public companies, one of which will hold ParentCo’s Household Products product group, Energizer SpinCo, Inc. (“New Energizer”), and another which will hold the Personal Care product group (“New Personal Care”). The separation is planned as a tax-free spin-off to ParentCo’s shareholders and is expected to be completed by July 1, 2015.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction or waiver by ParentCo of a number of conditions. Additionally, ParentCo may determine not to complete the internal reorganization or the distribution if, at any time, the Board of Directors of ParentCo determines, in its sole and absolute discretion, that the distribution is not in the best interest of ParentCo or its stockholders or is otherwise not advisable.

Unless the context otherwise requires, references in these Notes to the Combined Financial Statements to Household Products, “we,” “us” and “our” refer to New Energizer. References in these Notes to “ParentCo” refer to Energizer Holdings, Inc., a Missouri corporation and its consolidated subsidiaries (other than, after the distribution, New Energizer).

Basis of Presentation

The accompanying Combined Financial Statements include the accounts of New Energizer. New Energizer has no material equity method investments or variable interests or non-controlling interests. New Energizer account allocations are based on the allocations of shared functions to New Energizer.

ParentCo’s operating model includes a combination of standalone and combined business functions amongst New Personal Care and New Energizer, varying by country and region of the world. Shared functions among the New Personal Care and New Energizer segments of ParentCo include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. ParentCo has historically applied a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations by ParentCo are estimates, and also do not fully represent the costs of such services if performed on a standalone basis.

These Combined Financial Statements were prepared on a standalone basis derived from the consolidated financial statements and accounting records of ParentCo. These statements reflect the historical results of operations, financial position and cash flows of New Energizer in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

These Combined Financial Statements are presented as if New Energizer had been carved out of ParentCo for all periods presented. All significant intercompany transactions within New Energizer have been eliminated. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis, as immediately prior to the distribution all of the assets and liabilities presented are wholly owned by ParentCo and are being transferred to New Energizer at carry-over basis.

These Combined Financial Statements include expense allocations for: (1) certain product warehousing and distribution; (2) various transaction process functions; (3) a combined sales force and management for certain countries; (4) certain support functions that are provided on a centralized basis within ParentCo and not recorded at the business division level, including, but not limited to, finance, audit, legal, information technology, human resources, communications, facilities, and compliance; (5) employee benefits and compensation; (6) share-based

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

compensation; (7) financing costs; and (8) the effects of restructuring. These expenses have been allocated to New Energizer on the basis of direct usage where identifiable, with the remainder allocated on a basis of global net sales, cost of sales, operating income, headcount or other measures of New Energizer and ParentCo. Certain debt obligations of ParentCo have not been included in the Combined Financial Statements of New Energizer, because New Energizer is not a party to the obligation between ParentCo and the debt holders. Financing costs related to such debt obligations have been allocated to New Energizer based on the extent to which New Energizer participated in ParentCo’s corporate financing activities. For an additional discussion of expense allocations see Note 7 of the Notes to the Combined Financial Statements.

Management believes the assumptions underlying the carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by New Energizer during the periods presented. Nevertheless, the Combined Financial Statements may not include all of the actual expenses that would have been incurred by New Energizer and may not reflect our results of operations, financial position and cash flows had we been a standalone company during the periods presented. Actual costs that would have been incurred if New Energizer had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure.

Cash is managed centrally with certain net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash and cash equivalents held by ParentCo at the corporate level were not attributed to New Energizer for any of the periods presented. Only cash amounts specifically attributable to New Energizer are reflected in the Combined Balance Sheet. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of ParentCo investment in New Energizer’s Combined Balance Sheet and as a financing activity on the accompanying Combined Statement of Cash Flows.

The income tax provision in the carve-out statement of earnings has been calculated as if New Energizer was operating on a standalone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore cash tax payments and items of current and deferred taxes may not be reflective of New Energizer’s actual tax balances prior to or subsequent to the carve-out.

(2) Summary of Significant Accounting Policies

New Energizer’s significant accounting policies, which conform to GAAP and are applied on a consistent basis in all years presented, except as indicated, are described below.

Use of Estimates—The preparation of New Energizer’s Combined Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, New Energizer evaluates its estimates, including those related to customer promotional programs and incentives, product returns, bad debts, the carrying value of inventories, intangible and other long-lived assets, income taxes, pensions and other postretirement benefits, share-based compensation, contingencies and acquisitions. Actual results could differ materially from those estimates. However, in regard to ongoing impairment testing of goodwill and indefinite lived intangible assets, significant deterioration in future cash flow projections, changes in discount rates used in discounted cash flow models or changes in other assumptions used in estimating fair values, versus those anticipated at the time of the initial acquisition, as well as subsequent estimated valuations, could result in impairment charges that may materially affect the financial statements in a given year.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Cash—Cash consists of cash on hand. Cash is managed centrally with net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash held by ParentCo at the corporate level were not attributed to New Energizer for any of the periods presented. Only cash amounts specifically attributable to New Energizer are reflected in the Combined Balance Sheet.

Principles of Combination—The Combined Financial Statements include certain assets and liabilities that have historically been held at ParentCo’s corporate level but are specifically identifiable or otherwise attributable to New Energizer. Intercompany transactions and accounts within New Energizer have been eliminated. All intercompany transactions between ParentCo and New Energizer have been included within ParentCo investment in these Combined Financial Statements.

Foreign Currency Translation—Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the equity section of the Combined Balance Sheets, except as noted below.

Effective January 1, 2010, the financial results for New Energizer’s Venezuela subsidiary are combined under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three-year period meets or exceeds 100%. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary.

Financial Instruments and Derivative Securities—ParentCo uses financial instruments, from time to time, in the management of foreign currency and commodity price risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Every derivative instrument (including certain derivative instruments embedded in other contracts) is required to be recorded on the balance sheet at fair value as either an asset or liability. Changes in fair value of recorded derivatives are required to be recognized currently in earnings unless specific hedge accounting criteria are met.

Foreign exchange instruments, including currency forwards, are used primarily to reduce cash transaction exposures and to manage other translation exposures. Foreign exchange instruments used are selected based on their risk reduction attributes, costs and the related market conditions. ParentCo has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2014 and 2013.

New Energizer uses raw materials that are subject to price volatility. ParentCo may use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of commodities. In September 2012, ParentCo discontinued hedge accounting treatment for its then-existing zinc contracts as these contracts no longer met the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. There were no outstanding derivative contracts for the future purchases of commodities as of September 30, 2014.

New Energizer has received an allocation of an appropriate share of financial instruments used in the management of foreign currency risks that are inherent to its business operations. For allocation of New Energizer’s pro rata share of the estimated fair values of financial instruments and corresponding gains and losses, see Note 10 of the Notes to the Combined Financial Statements.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Cash Flow Presentation—The Combined Statements of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged, which is primarily operating activities. Cash payments related to income taxes are classified as operating activities.

Trade Receivables, net—Trade receivables are stated at their net realizable value. The allowance for doubtful accounts reflects New Energizer’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in Selling, general and administrative expense (SG&A) in the Combined Statements of Earnings and Comprehensive Income.

Trade Receivables, net consists of:

	September 30,
	2014	2013
Trade Receivables	$225.9	$215.0
Allowances for returns and doubtful accounts	(7.4)	(9.5)

Trade Receivables, net	$218.5	$205.5

Inventories—Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method. New Energizer records a reserve for excess and obsolete inventory based upon the historical usage rates, sales patterns of its products and specifically-identified obsolete inventory.

Capitalized Software Costs—Capitalized software costs are included in other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Combined Statements of Cash Flows. Amortization expense was $1.9, $1.1 and $1.5 in fiscal 2014, 2013 and 2012, respectively.

Property, Plant and Equipment, net—Property, plant and equipment, net is stated at historical costs. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Combined Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to pre-tax earnings at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings and building improvements. Depreciation expense was $40.3 in fiscal 2014, excluding accelerated depreciation charges of $4.1, related primarily to certain manufacturing assets including property, plant and equipment located at the facilities to be closed or streamlined, and $54.8 in fiscal 2013, excluding non-cash impairment charge of $19.3 and accelerated depreciation charges of $23.6, and $55.3 in fiscal 2012, respectively. See Note 3 of the Notes to the Combined Financial Statements.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets—Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of ParentCo’s annual business planning cycle in the fourth fiscal quarter, or when indicators of a potential impairment are present. In preparing the Combined Financial Statements, our goodwill and other intangible assets were re-evaluated for potential impairment on a standalone basis. The estimated fair value of the reporting unit is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans.

Impairment of Long-Lived Assets—New Energizer reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. New Energizer performs undiscounted cash flow analysis to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

In November 2012, which was the first quarter of fiscal 2013, ParentCo’s Board of Directors authorized an enterprise-wide restructuring plan, which included the closure of certain ParentCo facilities in fiscal 2013 and 2014. New Energizer recorded accelerated depreciation charges of $4.1 for the 12 months ended September 30, 2014 and non-cash impairment charge of $19.3 and accelerated depreciation charges of $23.6 for 12 months ended September 30, 2013 (collectively $42.9) related primarily to certain manufacturing assets including property, plant and equipment located at the facilities to be closed or streamlined. We do not believe the restructuring plan is likely to result in the impairment of any other material long-lived assets, other than this identified property, plant and equipment. See Note 3 of the Notes to Combined Financial Statements.

Revenue Recognition—New Energizer’s revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made. Reserves are established and recorded in cases where the right of return does exist for a particular sale.

New Energizer offers a variety of programs, such as consumer coupons and similar consumer rebate programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. New Energizer accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, New Energizer offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. New Energizer continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

Advertising and Sales Promotion Costs—New Energizer advertises and promotes its products through national and regional media and expenses such activities as incurred. Advertising costs attributable to New Energizer were $70.7, $83.6, and $66.2 for the fiscal years ended September 30, 2014, 2013, and 2012 respectively.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Income Taxes—New Energizer accounts for income taxes in accordance with the required asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Share-Based Payments—New Energizer employees have historically participated in ParentCo’s equity-based compensation plans. Equity-based compensation expense has been allocated to New Energizer based on the awards and terms previously granted to ParentCo employees. Until consummation of the distribution, New Energizer will continue to participate in ParentCo’s equity-based compensation plans and record equity-based compensation expense based on the equity-based awards granted to New Energizer’s employees. Accounting guidance requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. Guidance establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting generally for all share-based payment transactions with employees.

Estimated Fair Values of Financial Instruments—Certain financial instruments are required to be recorded at the estimated fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and short-term borrowings, including notes payable, are recorded at cost, which approximates estimated fair value.

Recently Issued Accounting Pronouncements—On April 10, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (the revised standard). The revised standard changes today’s guidance and, in many cases, is expected to result in fewer disposals being presented as discontinued operations. The standard is effective for public companies for annual periods beginning after December 15, 2014 and is applied prospectively to all new disposals of components and new classifications as held for sale beginning in 2015 for most entities, with early adoption allowed in 2014. We are currently in the process of evaluating the impact of this standard on our financial position, results of operations and cash flows as applicable.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue for Contracts with customers, which provides a single comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The standard is effective for public companies for annual and interim periods beginning after December 15, 2016 and early adoption is not permitted. New Energizer’s first reporting date with the new standard will be December 31, 2017. The effects of this standard on our financial position, results of operations and cash flows are not yet known.

On August 28, 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to assess New Energizer’s ability to continue as a going concern and to provide related disclosures in certain circumstances. The standard is effective for public companies for annual periods beginning after December 15, 2016 and early adoption is permitted. New Energizer’s first reporting date with the new standard will be September 30, 2017. We will evaluate the effects of this standard on our financial position, results of operations and cash flows as applicable.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

(3) Restructuring

2013 Restructuring

In November 2012, ParentCo’s Board of Directors authorized an enterprise-wide restructuring plan and delegated authority to ParentCo’s management to determine the final actions with respect to this plan (2013 restructuring project). This initiative impacted ParentCo’s Household Products and Personal Care businesses.

In January 2014, ParentCo’s Board of Directors authorized an expansion of scope of the previously announced 2013 restructuring project. As a result of the expanded scope of ParentCo’s restructuring efforts, the project is expected to generate additional savings and ParentCo expects to incur additional charges in order to execute the planned initiatives.

The 2013 Restructuring Project had a significant effect on New Energizer. Through September 30, 2014, New Energizer estimates that gross restructuring savings totaled approximately $185 since the inception of the project.

For the 12 months ended September 30, 2014, significant progress has been made against all of the aforementioned objectives. The pre-tax expense for charges related to the 2013 restructuring project attributed to New Energizer for the years ended September 30:

	Twelve Months Ended September 30, 2014
	North America	Latin America	EMEA	Asia Pacific	Corporate	Total
Severance and related benefit costs	$4.3	$1.4	$2.1	$2.1	$1.6	$11.5
Accelerated depreciation	4.1	—	—	—	—	4.1
Consulting, program management and other exit costs	17.3	1.4	3.1	3.7	—	25.5
Net loss on asset sale	2.4	—	—	—	—	2.4

Total	$28.1	$2.8	$5.2	$5.8	$1.6	$43.5

	Twelve Months Ended September 30, 2013
	North America	Latin America	EMEA	Asia Pacific	Corporate	Total
Severance and related benefit costs	$27.6	$1.8	$5.5	$3.4	$4.9	$43.2
Non-cash asset impairment charges	19.3	—	—	—	—	19.3
Accelerated depreciation	23.6	—	—	—	—	23.6
Consulting, program management and other exit costs	25.6	2.1	4.6	5.5	—	37.8

Total	$96.1	$3.9	$10.1	$8.9	$4.9	$123.9

	Twelve Months Ended September 30, 2012
	North America	Latin America	EMEA	Asia Pacific	Corporate	Total
Consulting, program management and other exit costs	$4.4	$0.4	$0.8	$0.9	$—	$6.5

Total	$4.4	$0.4	$0.8	$0.9	$—	$6.5

Total pre-tax restructuring charges attributed to New Energizer, since the inception of the project and through September 30, 2014, have totaled approximately $174. For the 12 months ended September 30, 2014, New Energizer recorded $43.5 in pre-tax restructuring charges related to the 2013 restructuring project as

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

compared to $123.9 in the prior fiscal year. Restructuring charges were reflected on a separate line in the Combined Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $1.0 and $6.1 associated with certain inventory obsolescence charges were recorded within Cost of products sold and $5.9 and $2.6 associated with information technology enablement activities were recorded within SG&A on the Combined Statements of Earnings and Comprehensive Income for the 12 months ended September 30, 2014 and 2013, respectively. These inventory obsolescence and information technology costs are considered part of the total project costs incurred for 2013 the restructuring project.

We do not expect the remaining costs for New Energizer to be material.

The following table summarizes the activity related to the 2013 restructuring for the twelve months ended September 30, 2014 and 2013.

	October 1, 2013	Charge to Income	Other (a)	Utilized		September 30, 2014
				Cash	Non-Cash
Severance & Termination Related Costs	$13.8	$11.5	$(0.3)	$(12.6)	$—	$12.4
Asset Impairment/Accelerated Depreciation	—	4.1	—	—	(4.1)	—
Other Related Costs	5.7	25.5	—	(29.9)	(1.3)	—
Net (gain)/loss on asset sale	—	2.4	—	4.9	(7.3)	—

Total	$19.5	$43.5	$(0.3)	$(37.6)	$(12.7)	$12.4

	October 1, 2012	Charge to Income	Other (a)	Utilized		September 30, 2013
				Cash	Non-Cash
Severance & Termination Related Costs	$—	$43.2	$(0.1)	$(29.3)	$—	$13.8
Asset Impairment/Accelerated Depreciation	—	42.9	—	—	(42.9)	—
Other Related Costs	2.5	37.8	—	(34.6)	—	5.7

Total	$2.5	$123.9	$(0.1)	$(63.9)	$(42.9)	$19.5

(a)	Includes the impact of currency translation.

Prior Restructuring

For the 12 months ended September 30, 2012, our prior restructuring activities generated pre-tax income of $6.8. The prior year pre-tax income was due to the gain on the sale of our former battery manufacturing facility in Switzerland, which was shut down in fiscal 2011. This gain was $12.8. This gain was offset by additional restructuring costs of $6.0. These costs are included as separate line items on the Combined Statements of Earnings and Comprehensive Income.

Spin Costs

ParentCo is incurring incremental costs to evaluate, plan and execute the spin-off transaction, and New Energizer is allocated a pro rata portion of those costs. ParentCo estimates total spin costs through the close of the separation will be approximately $350 to $425 on a pre-tax basis, of which approximately $170 to $200 will be allocated to New Energizer. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

transaction. These additional costs could be significant. For the 12 months ended September 30, 2014, ParentCo has incurred $44.7 in pre-tax spin costs, of which $21.3 of the pre-tax charges were allocated to New Energizer and recorded in SG&A on the Combined Statements of Earnings and Comprehensive Income.

(4) Venezuela

Effective January 1, 2010 and continuing through September 30, 2014, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three-year period meets or exceeds 100%. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such times as the economy is no longer considered highly inflationary.

On February 13, 2013, the Venezuela government devalued the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate moved from 4.30 bolivars per U.S. dollar to an exchange rate of 6.30 bolivars per U.S. dollar. The Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 bolivars per U.S. dollar. As a result of the devaluation noted above and the elimination of the SITME market, New Energizer revalued its net monetary assets at March 31, 2013 using the revised official rate of 6.30 bolivars per U.S. dollar. Thus, New Energizer recorded a devaluation charge of $0.3 during the second fiscal quarter of 2013. This charge was included in Other financing items, net on the Combined Statements of Earnings and Comprehensive Income. The official exchange rate is determined and administered by the Cadivi/Cencoex System (the National Center for International Trade that administers the authorization for the acquisition and the actual payment of foreign currency conducted for essential imports).

On January 24, 2014, the Venezuelan government issued Exchange Agreement No. 25, which stated the rate of exchange established in the most recent SICAD I auction will be used for payments related to international investments, royalties and the use and exploitation of patents, trademarks, licenses, franchises and technology.

On March 10, 2014, the Venezuelan government announced the inception of the SICAD II program as an additional mechanism to purchase foreign currency. The SICAD II program does not supersede the Cadivi/Cencoex for essential imports (currently at 6.30 bolivars per U.S. dollar) nor SICAD I (equal to 12.00 bolivars per U.S. dollar as of September 30, 2014).

Thus far, ParentCo has not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange we would be able to transact through these alternative mechanisms is unknown at the present time. We continue to monitor these situations, including the impact restrictions may have on our future business operations. At this time, New Energizer is unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations.

For all of fiscal 2014, New Energizer’s overall results in Venezuela are reflected in the Combined Financial Statements at the official exchange rate equal to 6.30 bolivars per U.S. dollar. During fiscal year 2014, New Energizer received $5.3 of payments at the 6.30 per U.S. dollar rate for household products previously imported in accordance with Non National Production Certificates (CNP) executed between ParentCo and the Venezuela

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

government. In addition, New Energizer is awaiting payment for an additional $1.1 as of September 30, 2014 (at the 6.30 per U.S. dollar rate) for household products imported in accordance with the second CNP executed between ParentCo and the Venezuela government.

Cash balances in Venezuela are managed centrally by ParentCo on behalf of New Energizer and New Personal Care. As discussed in Note 1 and Note 2, only cash amounts specifically attributable to New Energizer are reflected in its Combined Balance Sheet. Therefore, Venezuela’s cash balance remains on ParentCo’s Consolidated Balance Sheet and no cash amounts held in Venezuela have been reflected in New Energizer’s Combined Balance Sheet as of September 2014 and 2013. As a result, New Energizer’s net monetary asset balance is immaterial.

Depending on the ultimate transparency and liquidity of the SICAD I and II markets, it is possible that in future periods New Energizer may need to remeasure a portion or substantially all of its net monetary balances at a rate other than the official exchange rate of 6.30 currently being used. To the extent that the SICAD I or II rates are higher than the official exchange rate at the time our net monetary balances are remeasured, this could result in an additional devaluation charge. In addition, operating results translated using a rate higher than the official exchange rate of 6.30 bolivars to one U.S. dollar would result in a reduction in earnings, which could be material.

A devaluation or change in accounting position could have a material effect on the results of New Energizer’s operations. New Energizer has noted the recent public announcements by certain SEC registrants relative to changes made in the accounting for their Venezuela operations, including de-consolidation and translating their results at the SICAD II exchange rate. New Energizer has been and continues to evaluate the appropriate accounting as it relates to its Venezuelan operations, including these options recently announced. Although New Energizer does not believe a change in the accounting for its Venezuelan operations is necessary at September 30, 2014, it is reasonably possible New Energizer could conclude a change is necessary in the near-term and the impact could be material.

Transactions executed through SICAD I and SICAD II auctions as of September 30, 2014 were at a rate of 12.00 and 49.98 Bolivares Fuertes to one U.S. dollar, respectively.

Net sales for Venezuela represented 1.4% of combined net sales and segment profit attributed to New Energizer’s Venezuela market was $11.9 for fiscal 2014.

(5) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of ParentCo’s annual business planning cycle in the fourth fiscal quarter, or when indicators of a potential impairment are present. In preparing the Combined Financial Statements, our goodwill and other intangible assets were re-evaluated for potential impairment on a standalone basis. There were no indications of impairment of goodwill noted during this testing as fair value significantly exceeded carrying value.

The following table represents the change in the carrying amount of goodwill at September 30, 2014:

	North America	Latin America	EMEA	Asia Pacific
Balance at October 1, 2013	$19.2	$1.7	$6.5	$9.8	$37.2
Cumulative translation adjustment	(0.1)	—	—	—	(0.1)

Balance at September 30, 2014	$19.1	$1.7	$6.5	$9.8	$37.1

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

New Energizer had indefinite-lived intangible assets of $80.1 at September 30, 2014 and $81.5 at September 30, 2013. Changes in indefinite-lived intangible assets are due to changes in foreign currency translation.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various product categories. No impairment was indicated as a result of this testing. New Energizer had no amortizable intangible assets at September 30, 2014 and 2013.

(6) Income Taxes

New Energizer’s operations have historically been included in the income tax filings of ParentCo. New Energizer has calculated its provision for income taxes using a separate return method. Under this method, New Energizer is assumed to file hypothetical separate returns with the tax authorities, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its ParentCo. Current income tax liabilities are assumed to be immediately settled with ParentCo against the parent company investment account. New Energizer reports deferred taxes on its temporary differences and on any carryforwards that it could claim on its hypothetical return. Cash tax payments, current and deferred tax balances and unremitted foreign earnings may not be reflective of New Energizer’s actual tax balances prior or subsequent to the distribution.

The provisions for income taxes consisted of the following for the years ended September 30:

	2014	2013	2012
Current:
United States—Federal	$15.0	$22.3	$43.1
State	0.8	1.4	4.2
Foreign	36.5	36.2	42.6

Total Current	$52.3	$59.9	$89.9

Deferred:
United States—Federal	$4.3	$(10.4)	$(17.7)
State	0.4	(1.2)	(1.7)
Foreign	0.9	(1.2)	0.1

Total Deferred	$5.6	$(12.8)	$(19.3)

Provision for income taxes	$57.9	$47.1	$70.6

The source of pre-tax earnings for the 12 months ended September 30 was:

	2014	2013	2012
United States	$33.6	$16.7	$80.6
Foreign	181.6	145.3	177.0

Pre-tax earnings	$215.2	$162.0	$257.6

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

A reconciliation of income taxes with the amounts computed at the statutory federal income tax rate follows:

	2014	%	2013	%	2012	%
Computed tax at federal statutory rate	$75.3	35.0%	$56.7	35.0%	$90.2	35.0%
State income taxes, net of federal benefit	0.8	0.4	0.1	0.1	1.6	0.6
Foreign tax less than the federal rate	(26.1)	(12.1)	(15.8)	(9.8)	(19.2)	(7.4)
Other taxes including repatriation of foreign earnings	7.3	3.4	9.8	6.1	(0.4)	(0.2)
Nontaxable share option	(2.5)	(1.2)	(3.4)	(2.1)	(1.5)	(0.6)
Nondeductible Spin Costs	3.0	1.4	—	—	—	—
Other, net	0.1	—	(0.3)	(0.2)	(0.1)	—

Total	$57.9	26.9%	$47.1	29.1%	$70.6	27.4%

The deferred tax assets and deferred tax liabilities recorded on the balance sheet at September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2014	2013
Deferred tax liabilities:
Depreciation and property differences	$(8.1)	$(15.3)
Other tax liabilities	(1.7)	(0.6)

Gross deferred tax liabilities	$(9.8)	$(15.9)

Deferred tax assets:
Accrued liabilities	$35.1	$40.9
Deferred and stock-related compensation	27.6	34.4
Tax loss carryforwards and tax credits	19.6	18.8
Intangible assets	46.4	46.6
Other tax assets	10.5	9.7

Gross deferred tax assets	$139.2	$150.4

Valuation allowance	(14.5)	(11.4)

Net deferred tax assets	$114.9	$123.1

There were no material tax loss carryforwards that expired in fiscal 2014. Future expirations of tax loss carryforwards and tax credits, if not utilized, are $1.6 for 2015 and $8.8 for 2018 at September 30, 2014. For years subsequent to 2019 or for tax loss carryforwards and tax credits that have no expiration, the value at September 30, 2014 was $9.2. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

Historically, ParentCo has regularly repatriated a portion of current year earnings from select non-U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision has been made for additional taxes on undistributed earnings of foreign affiliates that ParentCo intended and planned to be indefinitely invested in the affiliate. At September 30, 2014, approximately $575 of foreign subsidiary earnings related to New Energizer activity was considered indefinitely invested in those businesses. We estimate that the U.S. federal income tax liability that could potentially arise if indefinitely invested earnings of foreign subsidiaries were repatriated in full to the U.S. would be significant. While it is not practicable to calculate a

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

specific potential U.S. tax exposure due to changing statutory rates in foreign jurisdictions over time, as well as other factors, we estimate the range of potential U.S. tax may be in excess of $85, if all undistributed earnings were repatriated assuming foreign cash was available to do so. Applicable U.S. income and foreign withholding taxes would be provided on these earnings in the periods in which they are no longer considered indefinitely reinvested. New Energizer is currently evaluating the local and global cash needs for the future business operations and anticipated debt facilities, which may influence future repatriation decisions.

Unrecognized tax benefits activity for the years ended September 30, 2014 and 2013 are summarized below:

	2014	2013
Unrecognized tax benefits, beginning of year	$13.5	$15.1
Additions based on current year tax positions and acquisitions	1.9	1.6
Reductions for prior year tax positions	(0.1)	(0.1)
Settlements with taxing authorities/statute expirations	(2.6)	(3.1)

Unrecognized tax benefits, end of year	$12.7	$13.5

Included in the unrecognized tax benefits noted above are $10.1 of uncertain tax positions that would affect New Energizer’s effective tax rate, if recognized. New Energizer does not expect any significant increases or decreases to their unrecognized tax benefits within 12 months of this reporting date. In the Combined Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payments are not anticipated within one year.

New Energizer classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The accrued interest and penalties are not included in the table above. New Energizer accrued $3.6 of interest (net of the deferred tax asset of $1.3) at September 30, 2014 and $3.2 of interest (net of the deferred tax asset of $1.2) at September 30, 2013. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in ParentCo’s tax returns.

New Energizer is included in the income tax returns filed by ParentCo in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where New Energizer has operations. U.S. federal income tax returns for tax years ended September 30, 2007 and after remain subject to examination by the Internal Revenue Service. With few exceptions, ParentCo affiliates are no longer subject to state and local income tax examinations for years before September 30, 2004. The status of international income tax examinations varies by jurisdiction. At this time, New Energizer does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(7) Related Party Transactions and ParentCo Investment

Related party transactions

New Energizer does not enter into transactions with related parties to purchase and/or sell goods or services in the ordinary course of business. Transactions between New Energizer and ParentCo are reflected in equity in the Combined Balance Sheet as “ParentCo investment” and in the combined statement of cash flows as a financing activity in “Net transfers (to) from ParentCo and affiliates.” New Energizer engages in cash pooling arrangements with related parties that are managed centrally by ParentCo. The amount owed by New Energizer into this arrangement is $86.2 as at September 30, 2014 and $92.3 as at September 30, 2013.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Corporate allocations and ParentCo investment

ParentCo’s operating model includes a combination of standalone and combined business functions between New Energizer and New Personal Care, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. The Combined Financial Statements include allocations related to these costs applied on a fully allocated cost basis, in which shared business functions are allocated between New Energizer and New Personal Care. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

New Energizer’s Combined Financial Statements include general corporate expenses of ParentCo which were not historically allocated to New Energizer for certain support functions that are provided on a centralized basis within ParentCo and not recorded at the segment level, such as expenses related to finance, audit legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, share-based compensation, and financing costs (“General corporate expenses”). For purposes of these standalone financial statements, the General corporate expenses have been allocated to New Energizer. The General corporate expenses are included in the combined statements of operations in Cost of products sold and SG&A expenses and accordingly as a component of ParentCo investment. These expenses have been allocated to New Energizer on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of net global sales, operating income, headcount or other measures of New Energizer. Certain debt obligations of ParentCo have not been included in the Combined Financial Statements of New Energizer, because New Energizer is not a party to the obligation between ParentCo and the debt holders. Financing costs related to such debt obligations have been allocated to New Energizer based on the extent to which New Energizer participated in ParentCo’s corporate financing activities. Management believes the assumptions underlying the Combined Financial Statements, including the assumptions regarding allocating General corporate expenses from ParentCo are reasonable.

Nevertheless, the Combined Financial Statements may not include all of the actual expenses that would have been incurred and may not reflect New Energizer’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate actual costs that would have been incurred had New Energizer been a standalone company during the periods presented. Actual costs that would have been incurred if New Energizer had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. General corporate expenses allocated to New Energizer during the fiscal years ended September 30, 2014, 2013 and 2012 were $62.5, $70.8 and $74.2, respectively.

All significant intercompany transactions between New Energizer and ParentCo have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as ParentCo investment.

Guarantees

Certain of ParentCo’s subsidiaries, which includes a portion of New Energizer’s operations in the carve-out group (“ParentCo Subsidiaries”), have entered into guarantee agreements with ParentCo whereby these entities have historically guaranteed debt issued by ParentCo on a joint and several basis. The aggregate unpaid principal balance of the debt issued by ParentCo guaranteed by ParentCo Subsidiaries was $1.1 billion as of September 30, 2014. It is assumed these guarantee agreements will be terminated pursuant to the close of the spin-off of New Energizer. Therefore, New Energizer has not recognized any liability associated with this guarantee in its Combined Financial Statements.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

(8) Share-Based Payments

Until consummation of the distribution from ParentCo, New Energizer’s employees participate in ParentCo’s Incentive Stock Plan (the “Plan”). ParentCo has authorized a plan to grant awards of restricted stock, restricted stock equivalents or options to purchase ParentCo’s common stock to directors, officers and employees. The share-based payment expense recorded by New Energizer, in the periods presented, includes the expense associated with the employees historically attributable to New Energizer’s operations, as well as the expense associated with the allocation of stock compensation expense for corporate employees. ParentCo’s Board of Directors determines the recipients, type of award to be granted and the amounts of awards to be granted under the Plan.

Through December 31, 2012, ParentCo’s Incentive Stock Plan also permitted employee deferrals of bonus and, in the past, permitted deferrals of retainers and fees for directors, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors that deferred amounts into ParentCo’s Common Stock Unit Fund were credited with a number of stock equivalents based on the estimated fair value of ENR stock at the time of deferral. In addition, the participants were credited with an additional number of stock equivalents, equal to 25% for employees and 33% for directors, of the amount deferred. This additional match vested immediately for directors and vests three years from the date of initial crediting for employees. Effective January 1, 2011, the 33% match for directors was eliminated for future deferrals. Effective January 1, 2013, future deferrals of compensation by employees is no longer permitted, thus eliminating any further ParentCo matching for employee deferrals as well. Amounts deferred into ParentCo’s Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant’s account is determined and an amount in cash equal to the estimated fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on New Energizer’s Combined Balance Sheets.

New Energizer uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for New Energizer’s share-based compensation arrangements was $13.2, $16.0 and $20.7 for the years ended September 30, 2014, 2013 and 2012, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Combined Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $4.9, $6.0 and $7.7 for the years ended September 30, 2014, 2013 and 2012, respectively.

Restricted Stock Equivalents (RSE)

ParentCo records estimated expense for the performance-based grants based on target achievement of performance metrics for the three-year period for each respective program unless evidence exists that achievement above or below target for the applicable performance metric is more likely to occur. The estimated fair value of the award is determined using the closing share price of ParentCo’s common stock on the date of the grant.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

The following table summarizes ParentCo’s RSE activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Grant Date Estimated Fair Value
Nonvested RSE at October 1, 2013	1.64	$75.75
Granted	0.48	104.22
Vested	(0.47)	73.71
Canceled	(0.24)	77.51

Nonvested RSE at September 30, 2014	1.41	$85.81

As of September 30, 2014, there was an estimated $25.5 of total unrecognized compensation costs allocated to New Energizer related to RSE granted to date, which will be recognized over a weighted-average period of 1.1 years. The amount recognized may vary as vesting for a portion of the awards depends on the achievement of the established performance targets. ParentCo’s weighted-average estimated fair value for RSE granted in fiscal 2014, 2013 and 2012 was $104.2, $84.3 and $70.3, respectively. ParentCo’s estimated fair value of RSE vested in fiscal 2014, 2013 and 2012 was $47.2, $46.7 and $29.3, respectively. Expense allocated to New Energizer was $13.2, $16.1 and $20.3 for the years ended September 30, 2014, 2013 and 2012, respectively.

(9) Pension Plans and Other Postretirement Benefits

Certain New Energizer employees participate in defined benefit pension plans (“Shared Plans”) sponsored by ParentCo, which include participants of other ParentCo subsidiaries. For purposes of these standalone financial statements, New Energizer accounts for Shared Plans as multiemployer benefit plans. Accordingly, New Energizer does not record an asset or liability to recognize the funded status of the Shared Plans. However, the related pension expenses allocated to New Energizer are based primarily on pensionable compensation of active participants.

Certain of ParentCo’s plans that are specific to New Energizer entities (“Direct Plans”) are accounted for as defined benefit pension plans. Accordingly, the funded and unfunded position of each Direct Plan is recorded in the Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist. The funded status of the Direct Plans can change from year to year, but the assets of the funded plans have been sufficient to pay all benefits that came due in each of fiscal 2014, 2013 and 2012.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

The following tables present the benefit obligation, plan assets and funded status of the Direct Plans:

	September 30,
	2014	2013
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$64.1	$70.2
Service cost	0.7	1.1
Interest cost	1.3	1.2
Plan participants’ contributions	0.1	0.2
Actuarial loss/(gain)	3.4	(3.0)
Benefits paid, net	(6.9)	(4.5)
Plan curtailments	—	(2.6)
Plan settlements	(1.6)	(0.4)
Foreign currency exchange rate changes	(3.0)	1.9

Projected Benefit Obligation at end of year	$58.1	$64.1

Change in Plan Assets
Estimated fair value of plan assets at beginning of year	$51.6	$50.5
Actual return on plan assets	3.2	3.7
Group contributions	0.4	0.6
Plan participants’ contributions	0.1	0.2
Plan settlements	(1.6)	(0.4)
Benefits paid	(6.9)	(4.5)
Foreign currency exchange rate changes	(2.2)	1.5

Estimated fair value of plan assets at end of year	$44.6	$51.6

Funded status at end of year	$(13.5)	$(12.5)

The following table presents the amounts recognized in the Combined Balance Sheets and Combined Statements of Shareholders’ Equity.

	September 30,
	2014	2013
Amounts Recognized in the Combined Balance Sheets
Noncurrent liabilities	$(13.5)	$(12.5)

Net amount recognized	$(13.5)	$(12.5)

Amounts Recognized in Accumulated Other Comprehensive Loss
Net loss	$8.3	$7.1

Net amount recognized	$8.3	$7.1

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Pre-tax changes recognized in other comprehensive income for the year ended September 30, 2014 are as follows:

Changes in plan assets and benefit obligations recognized in other comprehensive loss
Net loss arising during the year	$2.0
Effect of exchange rates	(0.5)
Amounts recognized as a component of net periodic benefit cost
Amortization or settlement recognition of net loss	(0.3)

Total recognized in other comprehensive income	$1.2

New Energizer expects to contribute $0.2 to its Direct Plans in fiscal 2015.

New Energizer’s expected future benefit payments for Direct Plans are as follows:

For The Years Ending September 30,
2015	$4.0
2016	$2.8
2017	$2.6
2018	$2.6
2019	$2.6
2020 to 2024	$14.0

The accumulated benefit obligation for Direct Plans was $45.0 and $50.6 at September 30, 2014 and 2013, respectively. The following table shows Direct Plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30,
	2014	2013
Projected benefit obligation	$58.1	$64.1
Accumulated benefit obligation	$45.0	$50.6
Estimated fair value of plan assets	$44.6	$51.6

Investment policy for the Direct Plans includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The Direct Plans’ assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are approximately: (a) equities, including U.S. and foreign: 25%, (b) debt securities, including U.S. bonds: 56% and (c) other: 19%. Actual allocations at September 30, 2014 approximated these targets.

The following table presents Direct Plan pension expense:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012
Service cost	$0.7	$1.1	$1.4
Interest cost	1.3	1.2	1.6
Expected return on plan assets	(1.8)	(1.8)	(2.0)
Recognized net actuarial loss/(gain)	0.1	0.4	0.4
Settlement loss recognized	0.2	0.1	2.0

Net periodic benefit cost	$0.5	$1.0	$3.4

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2015 are as follows:

Net actuarial loss	$(0.2)

The following table presents assumptions, which reflect weighted averages for the component plans, used in determining the above information:

	September 30,
	2014	2013
Plan obligations:
Discount rate	1.5%	2.1%
Compensation increase rate	2.3%	2.3%
Net periodic benefit cost:
Discount rate	2.1%	1.5%
Expected long-term rate of return on plan assets	3.5%	3.6%
Compensation increase rate	2.3%	2.3%

The expected return on Direct Plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described above.

The following table sets forth the estimated fair value of New Energizer’s Direct Plan assets as of September 30, 2014 and 2013 segregated by level within the estimated fair value hierarchy. Refer to Note 10 of the Notes to Combined Financial Statements for further discussion on the estimated fair value hierarchy and estimated fair value principles.

	2014 Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$1.5	$0.7	$2.2
International Equity	6.1	2.8	8.9
DEBT
U.S. Government	—	0.6	0.6
Other Government	—	9.4	9.4
Corporate	—	14.8	14.8
CASH & CASH EQUIVALENTS	—	2.4	2.4
OTHER	—	6.3	6.3

TOTAL	$7.6	$37.0	$44.6

	2013 Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$0.3	$1.1	$1.4
International Equity	17.5	4.8	22.3
DEBT
U.S. Government	—	0.6	0.6
Other Government	—	1.3	1.3
Corporate	—	18.4	18.4
CASH & CASH EQUIVALENTS	—	1.9	1.9
OTHER	—	5.7	5.7

TOTAL	$17.8	$33.8	$51.6

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

There were no Level 3 pension assets at September 30, 2014 and 2013.

There were no postretirement plan assets at September 30, 2014 and 2013.

The investment objective for Direct Plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as fixed income investments. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income investments help dampen the volatility of the overall portfolio. Risk exposure is controlled by re-balancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

Shared Pension Plans

Certain of New Energizer’s employees participate in defined benefit pension plans and postretirement benefit plans sponsored by ParentCo. The combined statements of operations include expenses related to these Shared Plans including direct expenses related to New Energizer employees as well as allocations of expenses related to corporate employees. New Energizer expenses related to Direct Shared Pension plans were $5.0, $20.7 and $17.8 for the years ended September 30, 2014, 2013 and 2012, respectively. The decline in 2014 was driven by the U.S. pension plan freeze effective January 1, 2014. Total defined benefit plan expenses allocated to New Energizer were $1.4, $2.4 and $1.9 for the years ended September 30, 2014, 2013 and 2012, respectively.

Defined Contribution Plan

ParentCo sponsors a defined contribution plan, which extends New Energizer participation eligibility to the vast majority of U.S. employees. As a result of the freezing of the U.S. pension plan effective January 1, 2014, ParentCo matches 100% of participant’s before tax contributions up to 6% of eligible compensation. Amounts allocated from ParentCo and charged to expense during fiscal 2014, 2013 and 2012 were $5.0, $4.1 and $4.4, respectively, and are reflected in SG&A and Cost of products sold in the Combined Statements of Earnings and Comprehensive Income.

(10) Financial Instruments and Risk Management

The market risk inherent in New Energizer’s operations creates potential earnings volatility arising from changes in currency rates and commodity prices. ParentCo’s policy (and inherently New Energizer’s) allows derivatives to be used only for identifiable exposures and, therefore, ParentCo does not enter into hedges for trading purposes where the sole objective is to generate profits.

Concentration of Credit Risk—The counterparties to derivative contracts consist of a number of major financial institutions and are generally institutions with which ParentCo maintains lines of credit. ParentCo does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

ParentCo continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. While nonperformance by these counterparties exposes ParentCo (and inherently New Energizer) to potential credit losses, such losses are not anticipated.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

New Energizer sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. and its subsidiaries accounted for 6.2%, 10.0% and 9.9% of total net sales in fiscal 2014, 2013 and 2012, respectively, primarily in North America. ParentCo, on behalf of New Energizer, performs ongoing evaluations of its customers’ financial condition and creditworthiness, but does not generally require collateral. New Energizer’s largest customer had obligations to New Energizer with a carrying value of $14.4 at September 30, 2014. While the competitiveness of the retail industry presents an inherent uncertainty, ParentCo (and inherently New Energizer) does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, ParentCo enters into contractual arrangements (derivatives) to reduce its exposure to commodity price and foreign currency risks. The section below outlines the types of derivatives that existed at September 30, 2014 and 2013, as well as ParentCo’s (and inherently New Energizer’s) objectives and strategies for holding these derivative instruments.

Commodity Price Risk—New Energizer uses raw materials that are subject to price volatility. At times, ParentCo has used, and New Energizer may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities. At September 30, 2014, there were no open derivative or hedging instruments for future purchases of raw materials or commodities.

Foreign Currency Risk—A significant portion of New Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the economic or competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins.

Additionally, New Energizer’s foreign subsidiaries enter into internal and external transactions that create nonfunctional currency balance sheet positions at the foreign subsidiary level. These exposures are generally the result of intercompany purchases, intercompany loans and, to a lesser extent, external purchases, and are revalued in the foreign subsidiary’s local currency at the end of each period. Changes in the value of the non-functional currency balance sheet positions in relation to the foreign subsidiary’s local currency results in a transaction gain or loss recorded in Other financing items, net on the Combined Statements of Earnings and Comprehensive Income. The primary currency to which New Energizer’s foreign subsidiaries are exposed is the U.S. dollar.

Cash Flow Hedges

ParentCo has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. New Energizer’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2014 and 2013, New Energizer had a pro-rated share of the unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges of $5.4 and an unrealized pre-tax loss of $2.3, respectively, included in Accumulated other comprehensive loss on the Combined Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2014 levels, over the next 12 months, $5.1 of the pre-tax gain included in Accumulated other comprehensive loss is expected to be included in earnings. Contract maturities for these hedges extend into fiscal year 2016.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Derivatives not Designated in Hedging Relationships

ParentCo holds a share option with a major financial institution to mitigate the impact of changes in certain of ParentCo’s unfunded deferred compensation liabilities, which are tied to ParentCo’s common stock price.

In addition, ParentCo enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes, to hedge existing balance sheet exposures. Any gains or losses on these contracts would be offset by corresponding exchange losses or gains on the underlying exposures; and as such are not subject to significant market risk.

New Energizer has received an allocation of an appropriate share of financial instruments used in the management of foreign currency risks that are inherent to its business operations. The following table provides New Energizer’s pro rata share of the estimated fair values as of September 30, 2014 and 2013, and the pro rata share of the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2014 and 2013, respectively.

	At September 30, 2014	For the Year Ended September 30, 2014
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability) (1)(2)	Gain(Loss) Recognized in OCI (3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4)(5)
Foreign currency contracts	$5.4	$6.6	$(1.1)

	At September 30, 2013	For the Year Ended September 30, 2013
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability) (1)(2)	Gain(Loss) Recognized in OCI (3)		Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4)(5)
Foreign currency contracts	$(2.3)	$(0.l	)	$(0.9)

(1)	All derivative assets are presented in Other current assets or Other assets.
(2)	All derivative liabilities are presented in Other current liabilities or Other liabilities.
(3)	OCI is defined as other comprehensive income.
(4)	Gain/(loss) reclassified to Income was recorded as follows: Foreign currency contracts in other financing items, net.
(5)	Each of these hedging relationships has derivative instruments with a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting the underlying risk.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

New Energizer has received an allocation of an appropriate share of financial instruments used in the management of unfunded deferred compensation liabilities and foreign currency and commodity risks that are inherent to its business operations. The following table provides New Energizer’s pro rata share of the estimated fair values as of September 30, 2014 and 2013, and the pro rata share of the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the 12 months ended September 30, 2014 and 2013, respectively.

Derivatives not designated as Cash Flow Hedging Relationships	At September 30, 2014 Estimated Fair Value Asset (Liability)	For the Year Ended September 30, 2014 Gain/(Loss) Recognized in Income (1)
Share option	$—	$7.1
Foreign currency contracts	1.0	1.2

Total	$1.0	$8.3

Derivatives not designated as Cash Flow Hedging Relationships	At September 30, 2013 Estimated Fair Value Asset (Liability)	For the Year Ended September 30, 2013 Gain/(Loss) Recognized in Income(1)
Share option	$—	$9.7
Commodity contracts(2)	—	(1.9)
Foreign currency contracts	(1.3)	0.1

Total	$(1.3)	$7.9

(1)	Gain/(loss) recognized in Income was recorded as follows: Share option in Selling, general and administrative expense and foreign currency and commodity contracts in Other financing.
(2)	ParentCo discontinued the zinc hedging program in fiscal 2013. The final settlement of outstanding zinc contracts resulted in New Energizer’s pro rata share of the loss of $1.9 for the year ended September 30, 2013.

New Energizer has the following recognized pro rata share of the financial assets and financial liabilities resulting from those transactions that meet the scope of the disclosure requirements as necessitated by applicable accounting guidance for balance sheet offsetting:

		Offsetting of derivative assets
		September 30, 2014			September 30, 2013
Description	Balance Sheet location	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheet	Net amounts of assets presented in the Balance Sheet	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheet	Net amounts of assets presented in the Balance Sheet
Foreign currency contracts	Other current assets, Other assets	$7.2	$(0.2)	$7.0	$1.9	$(0.2)	$1.7

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

		Offsetting of derivative liabilities
		September 30, 2014			September 30, 2013
Description	Balance Sheet location	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheet	Net amounts of liabilities presented in the Balance Sheet	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheet	Net amounts of liabilities presented in the Balance Sheet
Foreign currency contracts	Other current Liabilities, Other liabilities	$(0.8)	$0.2	$(0.6)	$(5.5)	$0.2	$(5.3)

Fair Value Hierarchy—New Energizer has various pro rata shares of the financial instruments that are measured at fair value on a recurring basis, including derivatives. ParentCo (and inherently New Energizer) also applies the provisions of fair value measurement to various non-reoccurring measurements for New Energizer’s non-financial assets and liabilities. ParentCo (and inherently New Energizer) measures assets and liabilities using inputs from the following three levels of fair value hierarchy:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

New Energizer’s pro rata share of assets measured at fair value on a nonrecurring basis include long-lived assets, indefinite-lived intangible assets and goodwill. New Energizer reviews the carrying amounts of such assets at least annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth New Energizer’s pro rata share of the financial assets and liabilities, which are carried at fair value, as of September 30, 2014 and 2013 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2
	September 30,
	2014	2013
Assets/(Liabilities) at estimated fair value:
Deferred Compensation	$(45.8)	$(60.6)
Derivatives—Foreign currency contracts	6.4	(3.6)

Total Liabilities at estimated fair value	$(39.4)	$(64.2)

New Energizer had no Level 3 financial assets or liabilities at September 30, 2014 and 2013.

Due to the nature of cash, carrying amounts on the balance sheets approximate estimated fair value. The estimated fair value of cash has been determined based on Level 1 inputs.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

At September 30, 2014, the estimated fair value of foreign currency contracts as described above is the amount that ParentCo would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. The estimated fair value of ParentCo’s unfunded deferred compensation liability is determined based upon the quoted market prices of ParentCo Common Stock Unit Fund as well as other investment options that are offered under the plan. New Energizer has received an allocation of an appropriate share of risks and benefits.

(11) Environmental and Legal Matters

Government Regulation and Environmental Matters—The operations of New Energizer are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. Under the Comprehensive Environmental Response, Compensation and Liability Act, New Energizer is identified as a “potentially responsible party” (PRP) and may be required to share in the cost of cleanup with respect to eight federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2014 were $4.7, of which $1.8 is expected to be spent in fiscal 2015. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, combined earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans or our understanding of underlying facts, changes in legal requirements, including any requirements related to global climate change, or other factors.

Legal Proceedings—ParentCo and its affiliates are subject to a number of legal proceedings in various jurisdictions arising out of its operations, including those of New Energizer. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. We are a party to legal proceedings and claims that arise during the ordinary course of business. We review our legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, New Energizer believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is not reasonably likely to be material to New Energizer’s financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

(12) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases has been allocated as:

Rental Expense
2014	$11.3
2013	$10.0
2012	$10.1

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Future minimum rental commitments under non-cancellable operating leases held by New Energizer directly in effect as of September 30, 2014:

Future Commitments
2015	$0.8
2016	$0.3
2017	$0.3
2018	$0.2
Thereafter	$—

(13) Accumulated Other Comprehensive Income

The following table presents the changes in accumulated other comprehensive income (AOCI), net of tax by component:

	Foreign Currency Translation Adjustments	Pension/ Postretirement Activity	Hedging Activity	Total
Balance at September 30, 2013	$(26.8)	$(5.9)	$(1.9)	$(34.6)
OCI before reclassification	(1.9)	(1.5)	7.2	3.8
Reclassifications to earnings	—	0.1	(1.0)	(0.9)

Balance at September 30, 2014	$(28.7)	$(7.3)	$4.3	$(31.7)

The following table presents the reclassifications out of AOCI:

	For the Twelve Months Ended September 30, 2014
Details of AOCI Components	Amount Reclassified from AOCI (1)	Affected Line Item in the Consolidated Statements of Earnings
Gains and losses on cash flow hedges
Foreign currency contracts	$(1.1)	Other financing items, net

	(1.1)	Total before tax
	0.1	Tax benefit

	$(1.0)	Net of tax

Amortization of defined benefit pension/ postretirement items
Actuarial loss	0.1	(2)
Settlement loss	0.2	(2)

	0.3	Total before tax
	(0.2)	Tax expense

	$0.1	Net of tax

Total reclassifications for the period	$(0.9)	Net of tax

(1)	Amounts in parentheses indicate debits to Consolidated Statements of Earnings.
(2)	These AOCI components are included in the computation of net periodic benefit cost (see Note 9 for further details).

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

(14) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2014	2013
Inventories
Raw materials and supplies	$38.5	$37.7
Work in process	68.4	95.4
Finished products	185.5	194.8

Total inventories	$292.4	$327.9

Other Current Assets
Miscellaneous receivables	$31.4	$26.6
Deferred income tax benefits	43.7	48.0
Prepaid expenses	35.7	32.8
Value added tax collectible from customers	22.9	26.4
Other	12.9	7.8

Total other current assets	$146.6	$141.6

Property, plant and equipment
Land	$10.3	$10.8
Buildings	143.6	144.9
Machinery and equipment	871.8	937.8
Construction in progress	10.1	13.8

Total gross property	1,035.8	1,107.3
Accumulated depreciation	(823.3)	(866.7)

Total property, plant and equipment, net	$212.5	$240.6

Other Current Liabilities
Accrued advertising, sales promotion and allowances	$25.7	$37.4
Accrued trade allowances	35.6	42.5
Accrued salaries, vacations and incentive compensation	45.9	46.6
2013 restructuring reserve	12.4	19.5
Other	69.9	69.8

Total other current liabilities	$189.5	$215.8

Other Liabilities
Pensions and other retirement benefits	12.8	12.7
Deferred compensation	45.8	60.6
Other non-current liabilities	31.2	32.7

Total other liabilities	$89.8	$106.0

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

	2014	2013	2012
Allowance for Returns and Doubtful Accounts
Balance at beginning of year	$9.5	$9.5	$9.7
Provision charged to expense, net of reversals	1.6	2.3	1.1
Write-offs, less recoveries, translation, other	(3.7)	(2.3)	(1.3)

Balance at end of year	$7.4	$9.5	$9.5

	2014	2013	2012
Income Tax Valuation Allowance
Balance at Beginning of Year	$11.4	$10.4	$10.5
Provision Charged to Expense	8.2	0.9	1.6
Reversal of Provision Charged to Expense	(3.5)	(0.1)	(1.1)
Translation, other	(1.6)	0.2	(0.6)

Balance at end of year	$14.5	$11.4	$10.4

	2014	2013	2012
Supplemental Disclosure of Cash Flow Information
Interest paid, including cost of early debt retirement	$52.2	$67.1	$67.9
Income taxes paid	$53.1	$61.6	$89.0

(15) Segment Information

Operations for New Energizer are managed via four major geographic reportable segments: North America (the United States and Canada), Latin America, Europe, Middle East and Africa (“EMEA”), and Asia Pacific. New Energizer’s operating model includes a combination of standalone and shared business functions between the geographic segments, varying by country and region of the world. Shared functions include IT and finance shared service costs. New Energizer applies a fully allocated cost basis, in which shared business functions are allocated between segments. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

For the fiscal years ended September 30, 2014 and 2013, New Energizer recorded $43.5 and $123.9, respectively, in pre-tax restructuring charges related to the 2013 restructuring project. Restructuring charges are reported on a separate line in the Combined Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $1.0 and $6.1 associated with certain inventory obsolescence charges were recorded within Cost of products sold and $5.9 and $2.6 associated with information technology enablement activities were recorded within SG&A on the Combined Statements of Earnings and Comprehensive Income for the 12 months ended September 30, 2014 and 2013, respectively. These inventory obsolescence and information technology costs are considered part of the total project costs incurred for the restructuring project. In fiscal 2012, New Energizer recorded $6.5 of charges for the 2013 restructuring project related to consulting costs. See Note 3 of the Notes to Combined Financial Statements.

ParentCo is incurring incremental costs to evaluate, plan and execute the separation, and New Energizer is allocated a pro rata portion of those costs. For the 12 months ended September 30, 2014, ParentCo has incurred $44.7 in pre-tax separation costs, of which $21.3 of the pre-tax charges were allocated to New Energizer and recorded in SG&A on the Combined Statements of Earnings and Comprehensive Income.

For the fiscal year ended September 30, 2012, the prior restructuring activities generated pre-tax income of $6.8 due to the gain on the sale of our former battery manufacturing facility in Switzerland, which was shut down

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

in fiscal 2011. This gain was $12.8. This gain was partially offset by additional restructuring costs of $6.0. These costs, net of the gain on the sale of the former manufacturing facility in fiscal 2012, are included as a separate line item on the Combined Statements of Earnings and Comprehensive Income. See Note 3 of the Notes to Combined Financial Statements.

Corporate assets shown in the following table includes all cash (see Note 2 “Summary of Significant Accounting Policies” under “Cash”), financial instruments and deferred tax assets that are managed outside of operating segments. The following table provides segment information for the years ended or at September 30 for the periods presented:

	2014	2013	2012
Net Sales
North America	$909.2	$1,041.9	$1,103.4
Latin America	162.1	182.0	183.1
EMEA	419.1	423.3	431.6
Asia Pacific	350.0	365.0	369.6

Total net sales	$1,840.4	$2,012.2	$2,087.7

	2014	2013	2012
North America	$263.9	$307.1	$302.9
Latin America	26.4	32.9	32.3
EMEA	61.4	49.9	50.4
Asia Pacific	97.1	98.2	85.9

Total segment profit	$448.8	$488.1	$471.5
General corporate and other expenses	(62.5)	(70.8)	(74.2)
Global marketing expenses (1)	(20.7)	(21.8)	(29.1)
Research and development expense	(25.3)	(29.7)	(41.8)
2013 restructuring (2)	(50.4)	(132.6)	(6.5)
Spin costs	(21.3)	—	—
Prior restructuring	—	—	6.8
Interest and other financing items	(53.4)	(71.2)	(69.1)

Total earnings before income taxes	$215.2	$162.0	$257.6

Depreciation and Amortization
North America	$17.6	$25.1	$31.7
Latin America	0.1	0.7	0.4
EMEA	0.6	1.4	1.2
Asia Pacific	20.9	26.2	21.4

Total segment depreciation and amortization	$39.2	$53.4	$54.7
Corporate	3.0	2.5	2.1

Total depreciation and amortization	$42.2	$55.9	$56.8

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

	2014	2013	2012
Total Assets
North America	$371.7	$398.7
Latin America	58.6	60.3
EMEA	188.3	196.6
Asia Pacific	329.6	328.9

Total segment assets	$948.2	$984.5
Corporate	129.3	135.6
Goodwill and other intangible assets, net	117.2	118.7

Total assets	$1,194.7	$1,238.8

Capital Expenditures
North America	$15.9	$5.7	$19.0
Latin America	0.6	2.2	1.1
EMEA	1.9	1.5	2.3
Asia Pacific	10.0	8.4	15.7

Total capital expenditures	$28.4	$17.8	$38.1

(1)	Historically, these amounts were included in ParentCo’s New Energizer segment. For purposes of the New Energizer carve-out financial statements, Global marketing expense is considered corporate in nature.
(2)	Includes pre-tax costs $1.0 and $6.1 associated with certain inventory obsolescence charges that were recorded within Cost of products sold and $5.9 and $2.6 associated with information technology enablement activities that were recorded within SG&A on the Combined Statements of Earnings and Comprehensive Income for the twelve months ended September 30, 2014 and 2013, respectively.

Geographic segment information on a legal entity basis for the years ended September 30:

	2014	2013	2012
Net Sales to Customers
United States	$822.0	$951.2	$993.5
International	1,018.4	1,061.0	1,094.2

Total net sales	$1,840.4	$2,012.2	$2,087.7

Long-Lived Assets
United States	$95.3	$114.0
Singapore	81.9	86.3
Other International	153.2	166.8

Total long-lived assets excluding goodwill and intangibles	$330.4	$367.1

ENERGIZER SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

Supplemental product information is presented below for net sales for the years ended September 30:

	2014	2013	2012
Net Sales
Alkaline batteries	$1,167.6	$1,241.0	$1,263.4
Other batteries and lighting products	672.8	771.2	824.3

Total net sales	$1,840.4	$2,012.2	$2,087.7

(16) Subsequent Events

On December 12, 2014, ParentCo, on behalf of New Energizer, completed an acquisition related to the Household Products business for approximately $11, primarily related to the purchase of fixed assets. The estimated value for assets acquired and liabilities assumed will be adjusted when the final purchase price allocations are complete. Any changes to the preliminary estimates will be allocated to residual goodwill and reflected from the acquisition date. New Energizer has developed a preliminary estimate of the fair values for purposes of allocating the purchase price, but this is subject to change as we complete our valuation activities. The purchase price allocation is not complete due to the timing of the acquisition and is expected to be finalized no later than June 30, 2015. New Energizer expects this transaction will result in little to no goodwill.

ENERGIZER SPINCO, INC.

COMBINED CONDENSED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(Dollars in millions—Unaudited)

	For the quarters ended December 31,
	2014	2013
Statement of Earnings
Net sales	$501.3	$568.6
Cost of products sold	267.5	307.0

Gross profit	233.8	261.6
Selling, general and administrative expense	110.6	100.2
Advertising and sales promotion expense	34.4	41.5
Research and development expense	6.2	6.2
2013 restructuring	(9.6)	19.2
Spin restructuring	1.1	—
Interest expense	12.5	15.3
Other financing items, net	(2.8)	1.0

Earnings before income taxes	81.4	78.2
Income taxes	19.7	20.2

Net earnings	$61.7	$58.0

Statement of Comprehensive Income
Net earnings	$61.7	$58.0
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(29.9)	(3.7)
Pension/postretirement activity, net of tax of $(0.1) in 2014 and $(0.2) in 2013	(0.3)	(0.2)
Deferred gain/(loss) on hedging activity, net of tax of $0.4 in 2014 and $0.1 in 2013	1.1	1.0

Total comprehensive income	$32.6	$55.1

The above financial statements should be read in conjunction with the Notes To (Unaudited) Combined Condensed Financial Statements.

ENERGIZER SPINCO, INC.

COMBINED CONDENSED BALANCE SHEETS

(Dollars in millions—Unaudited)

	December 31, 2014	September 30, 2014
Assets
Current assets
Cash	$92.5	$89.6
Trade receivables, less allowance for doubtful accounts of $7.7 and $7.4, respectively	202.7	218.5
Inventories	263.6	292.4
Other current assets	154.3	146.6

Total current assets	713.1	747.1
Property, plant and equipment, net	221.3	212.5
Goodwill	36.5	37.1
Other intangible assets, net	79.2	80.1
Long term deferred tax asset	69.4	76.2
Other assets	42.8	41.7

Total assets	$1,162.3	$1,194.7

Liabilities and Equity
Current liabilities
Accounts payable	$153.2	$190.9
Other current liabilities	180.1	189.5

Total current liabilities	333.3	380.4
Other liabilities	91.5	89.8

Total liabilities	424.8	470.2

Equity
Parent company investment	798.3	756.2
Accumulated other comprehensive loss	(60.8)	(31.7)

Total equity	737.5	724.5

Total liabilities and equity	$1,162.3	$1,194.7

The above financial statements should be read in conjunction with the Notes To (Unaudited) Combined Condensed Financial Statements.

ENERGIZER SPINCO, INC.

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in millions—Unaudited)

	Three months ended December 31,
	2014	2013
Statement of Cash Flows
Cash Flow from Operating Activities
Net earnings	$61.7	$58.0
Non-cash 2013 restructuring costs	—	4.4
Depreciation and amortization	10.7	9.3
Deferred income taxes	6.7	2.0
Other non-cash charges	(6.4)	7.1
Other, net	5.0	(5.1)
Changes in assets and liabilities used in operations	(17.6)	15.8

Net cash flow from operating activities	60.1	91.5

Cash Flow from Investing Activities
Capital expenditures	(10.0)	(7.9)
Proceeds from sale of assets	1.5	0.3
Acquisition, net of tax	(11.1)	—

Net cash used by investing activities	(19.6)	(7.6)

Cash Flow from Financing Activities
Net transfers to Parent and affiliates	(37.3)	(83.8)

Net cash used by financing activities	(37.3)	(83.8)

Effect of exchange rate changes on cash	(0.3)	—
Net increase in cash	2.9	0.1
Cash, beginning of period	89.6	78.0

Cash, end of period	$92.5	$78.1

The above financial statements should be read in conjunction with the Notes To (Unaudited) Combined Condensed Financial Statements.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

(1) Description of Business and Basis of Presentation

The Proposed Distribution

On April 30, 2014, Energizer Holdings, Inc. (“ParentCo”) announced its intent to pursue the separation of its business into two separate independent public companies, one of which will hold ParentCo’s Household Products product group, Energizer SpinCo, Inc. (“New Energizer”), and another which will hold the Personal Care product group (“New Personal Care”). The separation is planned as a tax-free spin-off to ParentCo’s shareholders and is expected to be completed by July 1, 2015.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction or waiver by ParentCo of a number of conditions. Additionally, ParentCo may determine not to complete the internal reorganization or the distribution if, at any time, the Board of Directors of ParentCo determines, in its sole and absolute discretion, that the distribution is not in the best interest of ParentCo or its stockholders or is otherwise not advisable.

Unless the context otherwise requires, references in these Notes to the Unaudited Combined Condensed Financial Statements to Household Products, “we,” “us” and “our” refer to New Energizer. References in these Notes to “ParentCo” refer to Energizer Holdings, Inc., a Missouri corporation and its consolidated subsidiaries (other than, after the distribution, New Energizer).

Basis of Presentation

The accompanying Unaudited Combined Condensed Financial Statements include the accounts of New Energizer. New Energizer has no material equity method investments or variable interests or non-controlling interests. New Energizer account allocations are based on the allocations of shared functions to New Energizer.

ParentCo’s operating model includes a combination of standalone and combined business functions amongst New Personal Care and New Energizer, varying by country and region of the world. Shared functions among the New Personal Care and New Energizer segments of ParentCo include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. ParentCo has historically applied a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations by ParentCo are estimates, and also do not fully represent the costs of such services if performed on a standalone basis.

The accompanying Unaudited Combined Condensed financial statements have been prepared in accordance with Article 10 of Regulation S-X and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The year-end Unaudited Combined Condensed Balance Sheet was derived from audited combined financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. New Energizer has evaluated subsequent events and has determined no disclosure is necessary beyond those events disclosed herein. Operating results for any quarter are not necessarily indicative of the results for any other quarter or for the full year. These statements should be read in conjunction with the combined financial statements and notes thereto for New Energizer for the year ended September 30, 2014 included in this amendment to, and the initial Form 10, filed on February 6, 2015.

These Unaudited Combined Condensed Financial Statements were prepared on a standalone basis derived from the consolidated financial statements and accounting records of ParentCo. These statements reflect the historical results of operations, financial position and cash flows of New Energizer in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

These Unaudited Combined Condensed Financial Statements are presented as if New Energizer had been carved out of ParentCo for all periods presented. All intercompany transactions within New Energizer have been eliminated. The assets and liabilities in the Unaudited carve-out financial statements have been presented on a historical cost basis, as immediately prior to the distribution all of the assets and liabilities presented are wholly owned by ParentCo and are being transferred to New Energizer at carry-over basis.

These Unaudited Combined Condensed Financial Statements include expense allocations for: (1) certain product warehousing and distribution; (2) various transaction process functions; (3) a combined sales force and management for certain countries; (4) certain support functions that are provided on a centralized basis within ParentCo and not recorded at the business division level, including, but not limited to, finance, audit, legal, information technology, human resources, communications, facilities, and compliance; (5) employee benefits and compensation; (6) share-based compensation; (7) financing costs; and (8) the effects of restructuring. These expenses have been allocated to New Energizer on the basis of direct usage where identifiable, with the remainder allocated on a basis of global net sales, cost of sales, operating income, headcount or other measures of New Energizer and ParentCo. Certain debt obligations of ParentCo have not been included in the Unaudited Combined Condensed Financial Statements of New Energizer, because New Energizer is not a party to the obligation between ParentCo and the debt holders. Financing costs related to such debt obligations have been allocated to New Energizer based on the extent to which New Energizer participated in ParentCo’s corporate financing activities. For an additional discussion of expense allocations see Note 7 of the Notes to the Unaudited Combined Condensed Financial Statements.

Management believes the assumptions underlying the unaudited carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by New Energizer during the periods presented. Nevertheless, the Unaudited Combined Condensed Financial Statements may not include all of the actual expenses that would have been incurred by New Energizer and may not reflect our results of operations, financial position and cash flows had we been a standalone company during the periods presented. It is not practicable to estimate actual costs that would have been incurred had New Energizer been a standalone company during the periods presented. Actual costs that would have been incurred if New Energizer had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure.

Cash is managed centrally with certain net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash held by ParentCo at the corporate level were not attributed to New Energizer for any of the periods presented. Only cash amounts specifically attributable to New Energizer are reflected in the Unaudited Combined Condensed Balance Sheet. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of ParentCo investment in New Energizer’s Unaudited Combined Condensed Balance Sheet and as a financing activity on the accompanying Unaudited Combined Condensed Statement of Cash Flows.

The income tax provision in the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income has been calculated as if New Energizer was operating on a standalone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore cash tax payments and items of current and deferred taxes may not be reflective of New Energizer’s actual tax balances prior to or subsequent to the carve-out.

(2) Segments

Operations for New Energizer are managed via four major geographic reportable segments: North America (the United States and Canada), Latin America, Europe, Middle East and Africa (“EMEA”), and Asia Pacific.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

New Energizer’s operating model includes a combination of standalone and shared business functions between the geographic segments, varying by country and region of the world. Shared functions include IT and finance shared service costs. New Energizer applies a fully allocated cost basis, in which shared business functions are allocated between segments. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

Corporate assets shown in the following table include all cash, financial instruments and deferred tax assets that are managed outside of operating segments.

Segment sales and profitability for the quarters ended December 31, 2014 and 2013, respectively, are presented below.

	For the quarters ended December 31,
	2014	2013
Net Sales
North America	$251.4	$293.3
Latin America	38.3	45.3
EMEA	125.9	135.9
Asia Pacific	85.7	94.1

Total net sales	$501.3	$568.6

	For the quarter ended December 31,
	2014	2013
Segment Profit
North America	$70.9	$86.3
Latin America	4.7	6.3
EMEA	34.4	27.8
Asia Pacific	23.0	26.8

Total segment profit	$133.0	$147.2
General corporate and other expenses	(17.7)	(23.3)
Global marketing expenses(1)	(4.3)	(2.8)
Research and development expense	(6.2)	(6.2)
2013 restructuring(2)	9.5	(20.4)
Spin costs	(22.1)	—
Spin restructuring	(1.1)	—
Interest and other financing items	(9.7)	(16.3)

Total earnings before income taxes	$81.4	$78.2

(1)	Historically, these amounts were included in ParentCo’s New Energizer segment. For purposes of the New Energizer carve-out financial statements, Global marketing expense is considered corporate in nature.
(2)	Includes pre-tax costs of $0.1 for the quarter ended December 31, 2014 and $1.2 for the quarter ended December 31, 2013, associated with certain information technology and related activities, which are included in SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

Supplemental product information is presented below for revenues from external customers:

	For the quarters ended December 31,
	2014	2013
Net Sales
Alkaline batteries	$327.9	$370.5
Other batteries and lighting products	173.4	198.1

Total net sales	$501.3	$568.6

Total assets by segment are presented below:

	December 31, 2014	September 30, 2014
Total Assets
North America	$335.8	$371.7
Latin America	54.7	58.6
EMEA	178.4	188.3
Asia Pacific	352.9	329.6

Total segment assets	$921.8	$948.2
Corporate	124.8	129.3
Goodwill and other intangible assets, net	115.7	117.2

Total assets	$1,162.3	$1,194.7

(3) Spin Costs

ParentCo is incurring incremental costs to evaluate, plan and execute the spin transaction, and New Energizer is allocated a pro rata portion of those costs. ParentCo estimates total spin costs through the close of the separation will be approximately $350 to $425 on a pre-tax basis, of which approximately $170 to $200 will be allocated to New Energizer. These estimates are based on currently known facts and may change materially as future operating decisions are made. These estimates do not include costs related to potential debt breakage, potential tax related charges or potential capital expenditures which may be incurred related to the proposed transaction. These additional costs could be significant. For the quarter ended December 31, 2014 and on a project-to date basis, ParentCo has incurred $ 40.8 and $85.5, respectively, in pre-tax spin costs, of which $22.1 and $43.4, respectively, of the pre-tax charges were allocated to New Energizer and recorded in SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. In addition, ParentCo incurred $2.8 in the current quarter and on a project-to-date-basis for spin restructuring related charges, of which $1.1 was allocated to New Energizer, that were recorded on a separate line item on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income.

(4) Acquisitions

On December 12, 2014, ParentCo, on behalf of New Energizer, completed an acquisition of a battery manufacturing facility in China for approximately $11, primarily related to the purchase of fixed assets. The estimated value for assets acquired and liabilities assumed will be adjusted when the final purchase price allocations are complete. Any changes to the preliminary estimates will be allocated to residual goodwill and reflected from the acquisition date. New Energizer has developed a preliminary estimate of the fair values for purposes of allocating the purchase price, but this is subject to change as we complete our valuation activities. The purchase price allocation is not complete due to the timing of the acquisition and is expected to be finalized no later than June 30, 2015. New Energizer expects this transaction will result in little to no goodwill.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

(5) Restructuring

In November 2012, ParentCo’s Board of Directors authorized an enterprise-wide restructuring plan and delegated authority to ParentCo’s management to determine the final actions with respect to this plan (2013 restructuring project). This initiative impacted ParentCo’s Household Products and Personal Care businesses.

In January 2014, ParentCo’s Board of Directors authorized an expansion of scope of the previously announced 2013 restructuring project. As a result of the expanded scope of ParentCo’s restructuring efforts, the project is expected to generate additional savings and ParentCo expects to incur additional charges in order to execute the planned initiatives.

The pre-tax (income)/expense for credits and charges related to the 2013 restructuring project attributed to New Energizer for the quarter ended December 31, 2014 and 2013 are noted in the tables below:

	Quarter Ended December 31, 2014
	North America	Latin America	EMEA	Asia Pacific	Corporate	Total
Severance and related benefit costs	$0.1	$—	$—	$—	$—	$0.1
Consulting, program management and other exit costs	$0.8	$0.1	$0.2	$0.2	$—	1.3
Net gain on asset sale	$—	$—	$—	$(11.0)	$—	(11.0)

Total	$0.9	$0.1	$0.2	$(10.8)	$—	$(9.6)

	Quarter Ended December 31, 2013
	North America	Latin America	EMEA	Asia Pacific	Corporate	Total
Severance and related benefit costs	$1.2	$0.6	$1.0	$0.4	$1.0	$4.2
Accelerated depreciation	$4.4	$—	$—	$—	$—	4.4
Consulting, program management and other exit costs	$7.7	$0.6	$1.0	$1.3	$—	10.6

Total	$13.3	$1.2	$2.0	$1.7	$1.0	$19.2

Total pre-tax restructuring charges attributed to New Energizer, since the inception of the project and through December 31, 2014, have totaled approximately $164. For the quarter ended December 31, 2014, New Energizer recorded pre-tax income of $9.6 related to the 2013 restructuring project primarily driven by the gain recorded as a result of the sale of the Asia battery packaging facility of $11.0, offset by $1.4 of pre-tax restructuring related to charges incurred in the current quarter. For the quarter ended December 31, 2013, New Energizer recorded a pre-tax restructuring charge of $19.2. Restructuring charges were reflected on a separate line in the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $0.1 and $1.2 associated with information technology enablement activities were recorded within SG&A on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income for the quarter ended December 31, 2014 and 2013, respectively. These information technology costs are considered part of the total project costs incurred for the 2013 restructuring project.

We do not expect the remaining costs for New Energizer to be material.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

The following table summarizes the activity related to the 2013 restructuring for the quarters ended December 31, 2014 and 2013.

	October 1, 2014	Charge to Income	Other (a)	Utilized		December 31, 2014
				Cash	Non-Cash
Severance & Termination Related Costs	$12.4	$0.1	$(7.3)	$(1.7)	$—	$3.5
Other Related Costs	—	1.3	—	(1.3)	—	—
Net (gain)/loss on asset sale	—	(11.0)	12.5	1.5	(3.0)	—

Total	$12.4	$(9.6)	$5.2	$(1.5)	$(3.0)	$3.5

	October 1, 2013	Charge to Income	Other	Utilized		December 31, 2013
				Cash	Non-Cash
Severance & Termination Related Costs	$13.8	$4.2	$—	$(8.2)	$—	$9.8
Asset Impairment/Accelerated Depreciation	—	4.4	—	—	(4.4)	—
Other Related Costs	5.7	10.6	—	(5.3)	—	11.0

Total	$19.5	$19.2	$—	$(13.5)	$(4.4)	$20.8

(a)	Includes the impact of currency translation, contributions from ParentCo, as well as the receivable associated with the sale of the Asia battery packaging facility during the first fiscal quarter. The remaining cash proceeds for the transaction were collected subsequent to the quarter end.

(6) Venezuela

Effective January 1, 2010 and continuing through December 31, 2014, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela.

Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three-year period meets or exceeds 100%. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such times as the economy is no longer considered highly inflationary.

On February 13, 2013, the Venezuela government devalued the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate moved from 4.30 bolivars per U.S. dollar to an exchange rate of 6.30 bolivars per U.S. dollar. The Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 bolivars per U.S. dollar. As a result of the devaluation noted above and the elimination of the SITME market, New Energizer revalued its net monetary assets at March 31, 2013 using the revised official rate of 6.30 bolivars per U.S. dollar. Thus, New Energizer recorded a devaluation charge of $0.3 during the second fiscal quarter of 2013. This charge was included in Other financing items, net on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. The official exchange rate is determined and administered by the Cadivi/Cencoex System (the National Center for International Trade that administers the authorization for the acquisition and the actual payment of foreign currency conducted for essential imports).

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

On January 24, 2014, the Venezuelan government issued Exchange Agreement No. 25, which stated the rate of exchange established in the most recent SICAD I auction will be used for payments related to international investments, royalties and the use and exploitation of patents, trademarks, licenses, franchises and technology.

On March 10, 2014, the Venezuelan government announced the inception of the SICAD II program as an additional mechanism to purchase foreign currency. The SICAD II program does not supersede the Cadivi/Cencoex for essential imports (currently at 6.30 bolivars per U.S. dollar) nor SICAD I (equal to 12.00 bolivars per U.S. dollar as of December 31, 2014).

Thus far, ParentCo has not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange we would be able to transact through these alternative mechanisms is unknown at the present time. We continue to monitor these situations, including the impact restrictions may have on our future business operations. At this time, New Energizer is unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations.

New Energizer’s overall results in Venezuela are reflected in the Unaudited Combined Condensed Financial Statements at the official exchange rate equal to 6.30 bolivars per U.S. dollar for the quarters ended December 31, 2014 and 2013, respectively. Through December 31, 2014, New Energizer received approximately $5 of payments at the 6.30 per U.S. dollar rate for household products previously imported in accordance with Non National Production Certificates (CNP) executed between ParentCo and the Venezuela government. In addition, New Energizer is awaiting payment for an additional approximately $2 as of December 31, 2014 (at the 6.30 per U.S. dollar rate) for household products imported in accordance with the second CNP executed between ParentCo and the Venezuela government.

Cash balances in Venezuela are managed centrally by ParentCo on behalf of New Energizer and New Personal Care. As discussed in Note 1, only cash amounts specifically attributable to New Energizer are reflected in its Unaudited Combined Condensed Balance Sheet. Therefore, Venezuela’s cash balance remains on ParentCo’s Unaudited Combined Condensed Balance Sheet and no cash amounts held in Venezuela have been reflected in New Energizer’s Unaudited Combined Condensed Balance Sheet as of December 31, 2014 and September 30, 2014. As a result, New Energizer’s net monetary asset balance is immaterial.

Depending on the ultimate transparency and liquidity of the SICAD I and II markets, it is possible that in future periods New Energizer may need to remeasure a portion or substantially all of its net monetary balances at a rate other than the official exchange rate of 6.30 currently being used. To the extent that the SICAD I or II rates are higher than the official exchange rate at the time our net monetary balances are remeasured, this could result in an additional devaluation charge. In addition, operating results translated using a rate higher than the official exchange rate of 6.30 bolivars to one U.S. dollar would result in a reduction in earnings, which could be material.

A devaluation or change in accounting position could have a material effect on the results of New Energizer’s operations. New Energizer has noted the recent public announcements by certain SEC registrants relative to changes made in the accounting for their Venezuela operations, including de-consolidation and translating their results at the SICAD II exchange rate. New Energizer has been and continues to evaluate the appropriate accounting as it relates to its Venezuelan operations, including these options recently announced. Although New Energizer does not believe a change in the accounting for its Venezuelan operations is necessary at December 31, 2014, it is reasonably possible New Energizer could conclude a change is necessary in the near-term and the impact could be material.

Transactions executed through SICAD I and SICAD II auctions as of December 31, 2014 were at a rate of 12.00 and 49.86 Bolivares Fuertes to one U.S. dollar, respectively.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

Net sales for Venezuela represented 0.6% of combined net sales and segment profit attributed to New Energizer’s Venezuela market was $0.5 for the quarter ended December 31, 2014.

Subsequent to December 31, 2014, the Venezuelan government announced the inception of the SIMADI program as an additional mechanism to purchase foreign currency. Transactions initially executed under the new SIMADI system (as of February 12, 2015) were at a rate of 170 bolivars per U.S. dollar. Within this announcement, the government stated the Cadivi/Cencoex will remain in place for essential imports (currently at 6.30 bolivars to one U.S. dollar). However, the SICAD I and SICAD II systems will be merged. We will evaluate the effects of this program on our financial position, results of operations and cash flows as applicable.

(7) Related Party Transactions and ParentCo Investment

Related party transactions

New Energizer does not enter into transactions with related parties to purchase and/or sell goods or services in the ordinary course of business. Transactions between New Energizer and ParentCo are reflected in equity in the Unaudited Combined Condensed Balance Sheet as “ParentCo investment” and in the Unaudited Combined Condensed Statement of Cash Flows as a financing activity in “Net transfers (to) from ParentCo and affiliates.” New Energizer engages in cash pooling arrangements with related parties that are managed centrally by ParentCo. The amount owed by New Energizer into this arrangement is $60.2 as at December 31, 2014 and $86.2 as at September 30, 2014.

Corporate allocations and ParentCo investment

ParentCo’s operating model includes a combination of standalone and combined business functions between New Energizer and New Personal Care, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. The Unaudited Combined Condensed Financial Statements include allocations related to these costs applied on a fully allocated cost basis, in which shared business functions are allocated between New Energizer and New Personal Care. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

New Energizer’s Unaudited Combined Condensed Financial Statements include general corporate expenses of ParentCo which were not historically allocated to New Energizer for certain support functions that are provided on a centralized basis within ParentCo and not recorded at the segment level, such as expenses related to finance, audit legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, share-based compensation, and financing costs (“General corporate expenses”). For purposes of these Unaudited Combined Condensed financial statements, the General corporate expenses have been allocated to New Energizer. The General corporate expenses are included in the Unaudited Combined Condensed Statements of Operations in Cost of products sold and SG&A expenses and accordingly as a component of ParentCo investment. These expenses have been allocated to New Energizer on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of net global sales, cost of sales, operating income, headcount or other measures of New Energizer and ParentCo. Certain debt obligations of ParentCo have not been included in the Unaudited Combined Condensed Financial Statements of New Energizer, because New Energizer is not a party to the obligation between ParentCo and the debt holders. Financing costs related to such debt obligations have been allocated to New Energizer based on the extent to which New Energizer participated in ParentCo’s corporate financing activities. Management believes the assumptions underlying the Unaudited Combined Condensed Financial Statements, including the assumptions regarding allocated General corporate expenses from ParentCo are reasonable.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

Nevertheless, the Unaudited Combined Condensed Financial Statements may not include all of the actual expenses that would have been incurred and may not reflect New Energizer’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate actual costs that would have been incurred had New Energizer been a standalone company during the periods presented. Actual costs that would have been incurred if New Energizer had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. General corporate expenses allocated to New Energizer during the quarters ended December 31, 2014 and 2013 were $17.7 and $23.3, respectively.

All significant intercompany transactions between New Energizer and ParentCo have been included in these Unaudited Combined Condensed Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Unaudited Combined Condensed Statements of Cash Flows as a financing activity and in the Unaudited Combined Condensed Balance Sheets as ParentCo investment.

Guarantees

Certain of ParentCo’s subsidiaries, which includes a portion of New Energizer’s operations in the carve-out group (“ParentCo Subsidiaries”), have entered into guarantee agreements with ParentCo whereby these entities have historically guaranteed debt issued by ParentCo on a joint and several basis. The aggregate unpaid principal balance of the debt issued by ParentCo guaranteed by ParentCo Subsidiaries was $1.1 billion as of December 31, 2014. It is assumed these guarantee agreements will be terminated pursuant to the close of the spin-off of New Energizer. Therefore, New Energizer has not recognized any liability associated with this guarantee in its Unaudited Combined Condensed Financial Statements.

(8) Share-based payments

Total compensation cost charged against income for New Energizer’s share-based compensation arrangements was $3.2 and $4.2 for the quarter ended December 31, 2014 and 2013, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $1.2 and $1.6 for the quarter ended December 31, 2014 and 2013, respectively.

Restricted Stock Equivalents (RSE)—(in whole dollars and total shares)

In November 2014, ParentCo granted RSE awards to a group of key employees which included approximately 146,300 shares that vest ratably over four years or upon death, disability or change in control. ParentCo also granted additional RSE awards to a group of key executives totaling 113,300 shares which vest on the second anniversary of the date of the grant or upon death, disability or change of control and potential pro rata vesting for retirement based on age and service requirements. The closing stock price on the date of the grant used to determine the award fair value was $128.47.

(9) Pension plans and other postretirement benefits

Certain New Energizer employees participate in defined benefit pension plans (“Shared Plans”) sponsored by ParentCo, which include participants of other ParentCo subsidiaries. For purposes of these standalone financial statements, New Energizer accounts for Shared Plans as multiemployer benefit plans. Accordingly, New Energizer does not record an asset or liability to recognize the funded status of the Shared Plans. However, the related pension expenses allocated to New Energizer are based primarily on pensionable compensation of active participants.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

Certain of ParentCo’s plans that are specific to New Energizer entities (“Direct Plans”) are accounted for as defined benefit pension plans. Accordingly, the funded and unfunded position of each Direct Plan is recorded in the Unaudited Combined Condensed Balance Sheet.

Net periodic pension benefit (cost) for the three months ended December 31, 2014 and 2013 were immaterial.

Effective January 1, 2014, benefits under the U.S. pension plan were frozen and future service benefits are no longer being accrued. As a result, the amortization period for unrecognized gains and losses was changed for fiscal 2015 and beyond from the average remaining service period of active employees to the average remaining life expectancy of all plan participants. Because unrecognized losses currently exist, this change will result in a decrease in future pension expense due to the longer amortization period being applied.

Shared Pension Plans

Certain of New Energizer’s employees participate in defined benefit pension plans and postretirement benefit plans sponsored by ParentCo. The combined statements of operations include expenses related to these Shared Plans including direct expenses related to New Energizer employees as well as allocations of expenses related to corporate employees. Total defined benefit plan expenses allocated to New Energizer were $3.1 and $3.2 for the quarters ended December 31, 2014 and December 31, 2013, respectively.

(10) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of ParentCo’s annual business planning cycle in the fourth fiscal quarter, or when indicators of a potential impairment are present. In preparing the Unaudited Combined Condensed Financial Statements, our goodwill and other intangible assets were re-evaluated for potential impairment on a standalone basis. There were no indications of impairment of goodwill noted during this testing as fair value significantly exceeded carrying value.

The following table sets forth goodwill by segment as of October 1, 2014 and December 31, 2014:

	North America	Latin America	EMEA	Asia Pacific	Total
Balance at October 1, 2014	$19.1	$1.7	$6.5	$9.8	$37.1
Cumulative translation adjustment	—	(0.1)	(0.2)	(0.3)	(0.6)

Balance at December 31, 2014	$19.1	$1.6	$6.3	$9.5	$36.5

New Energizer had indefinite-lived intangible assets of $79.2 at December 31, 2014 and $80.1 at September 30, 2014. Changes in indefinite-lived intangible assets are due to changes in foreign currency translation. New Energizer had no amortizable intangible assets at December 31, 2014 and September 30, 2014.

(11) Financial Instruments and Risk Management

In the ordinary course of business, ParentCo enters into contractual arrangements (derivatives) to reduce its exposure to commodity price and foreign currency risks. The section below outlines the types of derivatives that existed at December 31, 2014 and September 30, 2014, as well as ParentCo’s (and inherently New Energizer’s) objectives and strategies for holding these derivative instruments.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

Commodity Price Risk—New Energizer uses raw materials that are subject to price volatility. At times, ParentCo has used, and New Energizer may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities. At December 31, 2014 and September 30, 2014 there were no open derivatives or hedging instruments for future purchases of raw materials or commodities.

Foreign Currency Risk—A significant portion of New Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the economic or competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins.

Additionally, New Energizer’s foreign subsidiaries enter into internal and external transactions that create non-functional currency balance sheet positions at the foreign subsidiary level. These exposures are generally the result of intercompany purchases, intercompany loans and, to a lesser extent, external purchases, and are revalued in the foreign subsidiary’s local currency at the end of each period. Changes in the value of the non-functional currency balance sheet positions in relation to the foreign subsidiary’s local currency results in a transaction gain or loss recorded in Other financing items, net on the Unaudited Combined Condensed Statements of Earnings and Comprehensive Income. The primary currency to which New Energizer’s foreign subsidiaries are exposed is the U.S. dollar.

Cash Flow Hedges

ParentCo has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. New Energizer’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At December 31, 2014 and September 30, 2014, New Energizer had a pro-rated share of the unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges of $6.9 and $5.4, respectively, included in Accumulated other comprehensive loss on the Unaudited Combined Condensed Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at December 31, 2014 levels, over the next 12 months, $6.9 of the pre-tax gain included in Accumulated other comprehensive loss is expected to be included in earnings. Contract maturities for these hedges extend into fiscal year 2016.

Derivatives not Designated in Hedging Relationships

ParentCo held a share option with a major financial institution to mitigate the impact of changes in certain of ParentCo’s unfunded deferred compensation liabilities, which are tied to ParentCo’s common stock price. The share option matured in November 2014 and was subsequently not renewed.

In addition, ParentCo enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes, to hedge existing balance sheet exposures. Any gains or losses on these contracts would be offset by corresponding exchange losses or gains on the underlying exposures; and as such are not subject to significant market risk.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

New Energizer has received an allocation of an appropriate share of financial instruments used in the management of foreign currency risks that are inherent to its business operations. The following table provides New Energizer’s pro rata share of the estimated fair values as of December 31, 2014 and September 30, 2014, and the pro rata share of the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the quarter ended December 31, 2014 and 2013, respectively.

	At December 31, 2014	For the quarter ended December 31, 2014
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability) (1)(2)	Gain/(Loss) Recognized in OCI (3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4)(5)
Foreign currency contracts	$6.9	$3.5	$2.0

	At September 30, 2014	For the quarter ended December 31, 2013
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability) (1)(2)	Gain/(Loss) Recognized in OCI (3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4)(5)
Foreign currency contracts	$5.4	$0.2	$(0.9)

(1)	All derivative assets are presented in other current assets or other assets.
(2)	All derivative liabilities are presented in other current liabilities or other liabilities.
(3)	OCI is defined as other comprehensive income.
(4)	Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in Other financing items, net.
(5)	Each of these derivative instruments had a high correlation to the underlying exposure being hedged for the periods indicated and had been deemed highly effective in offsetting associated risk.

New Energizer has received an allocation of an appropriate share of financial instruments used in the management of unfunded deferred compensation liabilities and foreign currency and commodity risks that are inherent to its business operations. The following table provides New Energizer’s pro rata share of the estimated fair values as of December 31, 2014 and September 30, 2014, and the pro rata share of the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of the quarter ended December 31, 2014 and 2013, respectively.

Derivatives not designated as Cash Flow Hedging Relationships	At December 31, 2014 Estimated Fair Value Asset (Liability)	For the Quarter Ended December 31, 2014 Gain/(Loss) Recognized in Income (1)
Share option (2)	$—	$0.3
Foreign currency contracts	0.1	1.0

Total	$0.1	$1.3

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

Derivatives not designated as Cash Flow Hedging Relationships	At September 30, 2014 Estimated Fair Value Asset (Liability)	For the Quarter Ended December 31, 2013 Gain/(Loss) Recognized in Income (1)
Share option	$—	$4.5
Foreign currency contracts	1.0	2.4

Total	$1.0	$6.9

(1)	Gain/(Loss) recognized in Income was recorded as follows: Share option in Selling, general and administrative expense and foreign currency contracts in Other financing items, net.
(2)	ParentCo held a share option with a major financial institution, which matured in November 2014 and was subsequently not renewed.

New Energizer has the following recognized pro rata share of the financial assets and financial liabilities resulting from those transactions that meet the scope of the disclosure requirements as necessitated by applicable accounting guidance for balance sheet offsetting:

		Offsetting of derivative assets
		December 31, 2014			September 30, 2014
Description	Balance Sheet location	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheet	Net amounts of assets presented in the Balance Sheet	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheet	Net amounts of assets presented in the Balance Sheet
Foreign currency contracts	Other current assets, Other assets	$8.2	$—	$8.2	$7.2	$(0.2)	$7.0

		Offsetting of derivative liabilities
		December 31, 2014			September 30, 2014
Description	Balance Sheet location	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheet	Net amounts of liabilities presented in the Balance Sheet	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheet	Net amounts of liabilities presented in the Balance Sheet
Foreign currency contracts	Other current Liabilities, Other liabilities	$(1.2)	$—	$(1.2)	$(0.8)	$0.2	$(0.6)

The net amounts of derivative assets and liabilities are reconciled to the individual line item amounts presented in the Unaudited Combined Condensed Balance Sheet.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

Fair Value Hierarchy—New Energizer has various pro rata share of the financial instruments that are measured at fair value on a recurring basis, including derivatives. ParentCo (and inherently New Energizer) also applies the provisions of fair value measurement to various non-reoccurring measurements for New Energizer’s non-financial assets and liabilities. ParentCo (and inherently New Energizer) measures assets and liabilities using inputs from the following three levels of fair value hierarchy:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

New Energizer’s pro rata share of assets measured at fair value on a nonrecurring basis includes long-lived assets, indefinite-lived intangible assets and goodwill. New Energizer reviews the carrying amounts of such assets at least annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth New Energizer’s pro rata share of the financial assets and liabilities, which are carried at fair value, as of December 31, 2014 and September 30, 2014 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2
	December 31, 2014	September 30, 2014
Assets/(Liabilities) at estimated fair value:
Deferred Compensation	$(45.8)	$(45.8)
Derivatives—Foreign currency contracts	7.0	6.4

Total Liabilities at estimated fair value	$(38.8)	$(39.4)

New Energizer had no Level 3 financial assets or liabilities at December 31, 2014 and September 30, 2014.

Due to the nature of cash, carrying amounts on the balance sheets approximate estimated fair value. The estimated fair value of cash has been determined based on Level 1 inputs.

At December 31, 2014, the estimated fair value of foreign currency contracts as described above is the amount that ParentCo would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. The estimated fair value of ParentCo’s unfunded deferred compensation liability is determined based upon the quoted market prices of ParentCo Common Stock Unit Fund as well as other investment options that are offered under the plan. New Energizer has received an allocation of an appropriate share of risks and benefits.

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

(12) Accumulated Other Comprehensive (Loss)/Income

The following table presents the changes in accumulated other comprehensive income (AOCI), net of tax by component:

	Foreign Currency Translation Adjustments	Pension/ Postretirement Activity	Hedging Activity	Total
Balance at September 30, 2014	$(28.7)	$(7.3)	$4.3	$(31.7)
OCI before reclassification	(29.9)	(0.4)	(0.4)	(30.7)
Reclassifications to earnings	—	0.1	1.5	1.6

Balance at December 31, 2014	$(58.6)	$(7.6)	$5.4	$(60.8)

The following table presents the reclassifications out of AOCI:

	For the Quarter Ended December 31, 2014	For the Quarter Ended December 31, 2013
Details of AOCI Components	Amount Reclassified from AOCI (1)	Amount Reclassified from AOCI (1)	Combined Condensed Statements of Earnings
Gains and losses on cash flow hedges
Foreign currency contracts	$2.0	$(0.9)	Other financing items, net

	2.0	(0.9)	Total before tax
	(0.5)	0.2	Tax (expense)/benefit

	$1.5	$(0.7)	Net of tax

Amortization of defined benefit pension/postretirement items
Actuarial loss	0.1	0.0	(2)
Settlement loss	0.0	0.1	(2)

	0.1	0.1	Total before tax
	0.0	0.0	Tax (expense)/benefit

	$0.1	$0.1	Net of tax

Total reclassifications for the period	$1.6	$(0.6)	Net of tax

(1)	Amounts in parentheses indicate debits to profit/loss.
(2)	These AOCI components are included in the computation of net periodic benefit cost (see Note 9 for further details).

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

(13) Supplemental Financial Statement Information

	December 31, 2014	September 30, 2014
Inventories
Raw materials and supplies	$40.6	$38.5
Work in process	67.5	68.4
Finished products	155.5	185.5

Total inventories	$263.6	$292.4

Other Current Assets
Miscellaneous receivables	$35.7	$31.4
Deferred income tax benefits	43.6	43.7
Prepaid expenses	34.4	35.7
Value added tax collectible from customers	30.5	22.9
Other	10.1	12.9

Total other current assets	$154.3	$146.6

Property, plant and equipment
Land	10.1	10.3
Buildings	141.1	143.6
Machinery and equipment	883.9	871.8
Construction in progress	13.6	10.1

Total gross property	1,048.7	1,035.8
Accumulated depreciation	(827.4)	(823.3)

Total property, plant and equipment, net	$221.3	$212.5

Other Current Liabilities
Accrued advertising, sales promotion and allowances	$31.6	$25.7
Accrued trade allowances	58.4	35.6
Accrued salaries, vacations and incentive compensation	21.5	45.9
2013 restructuring reserve	3.5	12.4
Other	65.1	69.9

Total other current liabilities	$180.1	$189.5

Other Liabilities
Pensions and other retirement benefits	$13.5	$12.8
Deferred compensation	45.8	45.8
Other non-current liabilities	32.2	31.2

Total other liabilities	$91.5	$89.8

(14) Recently issued accounting pronouncements

No new accounting pronouncements issued during the quarter are expected to have a material impact on the Unaudited Combined Condensed Financial Statements.

(15) Legal Proceedings/Contingencies

ParentCo and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the ParentCo’s businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any,

ENERGIZER SPINCO, INC.

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Dollars in millions—Unaudited)

from these proceedings cannot be determined with certainty. However, based upon present information, ParentCo believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to ParentCo’s or New Energizer’s financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities. We are a party to legal proceedings and claims that arise during the ordinary course of business. We review our legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated.